   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 23, 1999

                                                      REGISTRATION NO. 333-82827
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                          AMENDMENT NO. 5 TO FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                 NETZERO, INC.
             (Exact Name of Registrant as Specified in Its Charter)
                           --------------------------

           DELAWARE                          7370                  95-4644384
 (State or Other Jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
     of Incorporation or         Classification Code Number)     Identification
        Organization)                                               Number)

                              2555 TOWNSGATE ROAD
                       WESTLAKE VILLAGE, CALIFORNIA 91361
                                 (805) 418-2000
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)
                           --------------------------

                                MARK R. GOLDSTON
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                 NETZERO, INC.
                              2555 TOWNSGATE ROAD
                       WESTLAKE VILLAGE, CALIFORNIA 91361
                                 (805) 418-2000
 (Name, Address Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)
                           --------------------------
                                   COPIES TO:

        RICHARD A. FINK, ESQ.                    KENNETH M. SIEGEL, ESQ.
        KEVEN F. BAXTER, ESQ.                      PAUL B. SHINN, ESQ.
         JOSEPH H. CHI, ESQ.                      ROBERT E. DAWSON, ESQ.
         AMY J. HANSEN, ESQ.                 WILSON SONSINI GOODRICH & ROSATI
   BROBECK, PHLEGER & HARRISON LLP                  650 PAGE MILL ROAD
         38 TECHNOLOGY DRIVE                 PALO ALTO, CALIFORNIA 94304-1050
       IRVINE, CALIFORNIA 92618                       (650) 493-9300
            (949) 790-6300

                           --------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                           --------------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

                           --------------------------


                        CALCULATION OF REGISTRATION FEE



                                                     PROPOSED MAXIMUM  PROPOSED MAXIMUM     AMOUNT OF
       TITLE OF SECURITIES           AMOUNT TO BE     OFFERING PRICE      AGGREGATE      REGISTRATION FEE
         TO BE REGISTERED             REGISTERED      PER SHARE (1)     OFFERING PRICE         (2)
Common Stock, $0.001 par value....    11,500,000          $16.00         $184,000,000        $51,152



(1) Estimated solely for the purpose of computing the amount of registration fee pursuant to Rule 457(a) under the Securities Act of 1933.



(2) $31,970 of the registration fee was previously paid by the registrant in connection with the filing of the Registration Statement on July 14, 1999.

                           --------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR DOES IT SEEK AN OFFER TO BUY, THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                SUBJECT TO COMPLETION. DATED SEPTEMBER 23, 1999.


                               10,000,000 Shares

     [LOGO]
                                 NETZERO, INC.
                                  Common Stock

                               ------------------

    This is an initial public offering of shares of common stock of NetZero, Inc. NetZero is offering all of the 10,000,000 shares of common stock to be sold in this offering.


    Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $14.00 and $16.00. Application has been made for quotation of the common stock on The Nasdaq National Market under the symbol "NZRO".


    SEE "RISK FACTORS" BEGINNING ON PAGE 5 TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF THE COMMON STOCK.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                                                       PER SHARE        TOTAL
                                                                                      -----------  ----------------
     Initial public offering price..................................................   $           $
     Underwriting discount..........................................................   $           $
     Proceeds, before expenses, to NetZero..........................................   $           $

    The underwriters have the right to purchase up to an additional 1,500,000 shares of common stock from NetZero, at the initial public offering price less the underwriting discount.

                            ------------------------

    The underwriters expect to deliver the shares on              , 1999.

GOLDMAN, SACHS & CO.

            DONALDSON, LUFKIN & JENRETTE

                        HAMBRECHT & QUIST

                                    WIT CAPITAL CORPORATION

                            ------------------------

                      Prospectus dated            , 1999.

THE INSIDE FRONT COVER INCLUDES:



THE FOLLOWING TEXT IS ACROSS THE TOP OF THE INSIDE FRONT COVER:


    The ZeroPort-TM-


The following information is centered directly below the initial text:



    [depiction of The ZeroPort]



The following text surrounds the outside of the depiction of The ZeroPort, starting at the left hand corner of The ZeroPort and follows clockwise around the entire screen shot:


SEARCH:  Users access our search and directory services.

E-MAIL: Our E-mail Button lights up when the user has new e-mail. A click on the button launches the user's e-mail program.

NEWS: Users access world affairs, entertainment news, local weather, and other newsworthy items.

SPORTS:  Check sports scores and highlights.

STOCKS:  Online stock brokers such as AMERITRADE and DLJDIRECT.

WEATHER:  The latest weather and forecasts.

CUSTOMIZED TICKER: Sports, news and stock information are delivered to the user's desktop-- without having to open a browser. Data in the ticker can be customized to keep track of favorite sports teams, stocks, and breaking news. The "channel" can be changed by clicking on any of the four buttons.

AUCTIONS:  Users access online auction sites such as eBay or uBid.

SHOPPING:  A drop-down menu of select shopping sites.


SERVICES:  A drop-down menu of select service offerings.



Across the bottom of the page is NetZero's logo.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY SHOULD BE READ TOGETHER WITH THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS.

                                 NETZERO, INC.

    NetZero is pioneering a new Internet service model that provides consumers with free and easy access to the Internet while offering online advertisers an effective way to target those users. We offer users a simple and compelling proposition--free and unlimited Internet access as well as free e-mail and navigational tools to enhance their online experience. For advertisers, we believe our service offers a powerful online direct marketing tool with features and functionality that have distinct advantages over traditional forms of online advertising. The value of NetZero's proposition is evidenced by our growth; between our October 1998 launch and August 31, 1999, approximately 1.68 million users registered for our service. During August 1999, approximately 891,000 of these users accessed our service and were delivered over 1.15 billion advertising impressions. Our services are offered in over 1,600 cities nationwide.

    An important feature of our service is The ZeroPort, a small window displayed on our users' computer screens while they are online that is always visible regardless of where they navigate. Users can move The ZeroPort to any location on their screen but cannot close it or reduce its size. The ZeroPort displays advertisements and advertiser-sponsored buttons and icons, all of which can link directly to sites and services such as news, financial information, sports and shopping. While we do not charge Internet access fees, we do generate revenues by selling advertisements and sponsorships on The ZeroPort and by referring our users to sponsors' Web-sites. We also receive fees from advertisers when our users subscribe for services or purchase products or when other performance criteria are satisfied. While we believe that our targeted banner advertising will generate higher advertising rates than traditional untargeted banner advertising, our ability to sell targeted advertising is in its early stages and is largely untested. To date, the majority of our revenues have been generated from untargeted banner advertising and start page referrals. As of June 30, 1999, our accumulated deficit was approximately $15.3 million and our net loss for the year ended June 30, 1999 was approximately $15.3 million.

    While the Internet has emerged as an attractive new advertising medium, advertisers are seeking solutions to enhance its effectiveness for targeting users and delivering messages. Most online advertisers have difficulties successfully targeting their audiences, largely due to a lack of precise data on user demographics and online behavior. Online advertisers also face challenges capturing the attention of users and delivering messages for a sustained period of time as they can with television and radio. We obtain demographic information from our users and track their online activity, enabling us to offer advertisers the ability to target users, measure advertising effectiveness and potentially improve the return on their advertising dollars. Moreover, in contrast to traditional online advertisements which can generally be scrolled off of a viewer's screen, The ZeroPort is always visible during a user's online session, enabling our advertisers to display messages for a sustained period of time. Our objective is to redefine the Internet access model and the way products and services are marketed online by creating a service funded by advertising, not by Internet access fees.


    We were incorporated in California in July 1997 and reincorporated in Delaware in September 1999. Our executive offices are located at 2555 Townsgate Road, Westlake Village, California 91361, and our telephone number is (805) 418-2000. Information contained on our Web-site or The ZeroPort does not constitute part of this prospectus.

                                  THE OFFERING

Common stock offered by NetZero....................  10,000,000 shares
Common stock to be outstanding after this
  offering.........................................  102,905,217 shares
Use of proceeds....................................  For general corporate purposes, principally working capital, capital expenditures, and
                                                     possible acquisitions.
Proposed Nasdaq National Market symbol.............  "NZRO"

     The number of shares to be outstanding after this offering excludes 8,451,842 shares of common stock available for issuance pursuant to our stock plans, of which 4,110,793 shares are subject to outstanding options as of August 31, 1999, at a weighted average exercise price of $2.12 per share.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth summary financial data for NetZero. This information should be read in conjunction with the financial statements and the notes to those financial statements appearing elsewhere in this prospectus.

                                       JULY 21, 1997                      THREE MONTHS ENDED                        YEAR
                                        (INCEPTION)    --------------------------------------------------------     ENDED
                                          THROUGH      SEPTEMBER 30,    DECEMBER 31,    MARCH 31,    JUNE 30,     JUNE 30,
                                       JUNE 30, 1998        1998            1998          1999         1999         1999
                                       --------------  --------------  --------------  -----------  -----------  -----------
STATEMENT OF OPERATIONS DATA:
Revenues.............................   $         --    $         --    $        122    $     781    $   3,731    $   4,634
Gross loss...........................             --              (6)           (942)      (3,198)      (3,646)      (7,792)
Loss from operations.................            (19)           (217)         (1,789)      (5,125)      (8,284)     (15,415)
Net loss.............................            (25)           (217)         (1,795)      (5,095)      (8,193)     (15,300)
Net loss per share:
  Basic and diluted(1)...............   $         --    $      (0.02)   $      (0.22)   $   (0.50)   $   (0.72)   $   (1.42)
  Weighted average shares--basic and
    diluted(1).......................         15,000          13,451           8,025       10,277       11,413       10,792
  Pro forma basic and diluted net
    loss per share(2)................                                                                             $   (0.44)
  Shares outstanding used in pro
    forma basic and diluted net loss
    per share calculation(2).........                                                                                34,800


                                                                                     AS OF JUNE 30, 1999
                                                                          -----------------------------------------
                                                                           ACTUAL    PRO FORMA(2)   AS ADJUSTED(3)
                                                                          ---------  -------------  ---------------
BALANCE SHEET DATA:
Cash and cash equivalents...............................................  $  24,035   $    24,035    $     162,284
Working capital.........................................................     16,097        16,097          154,346
Total assets............................................................     47,501        47,501          185,750
Capital leases and notes payable, less current portion..................      3,527         3,527            3,527
Redeemable convertible preferred stock..................................      2,140            --               --
Deferred stock compensation.............................................     (7,783)       (7,783)          (7,783)
Total stockholders' equity..............................................     30,954        33,094          171,343


--------------------------

(1) See Notes 2 and 9 of Notes to Financial Statements for determination of shares used in computing basic and diluted net loss per share.

(2) Pro forma to give effect to the conversion of all issued and outstanding shares of preferred stock into common stock.


(3) As adjusted to reflect the sale of 10,000,000 shares of common stock offered hereby at an assumed initial public offering price of $15.00 per share after deducting the underwriting discount and estimated offering expenses payable by NetZero. See "Use of Proceeds" on page 21 for more information on our intended use of the proceeds from this offering and "Capitalization" on page 22 for more information on our capital structure.


     Except as otherwise noted, all information in this prospectus:

        - reflects the automatic conversion of our outstanding Series A, Series B, Series C and Series D preferred stock into common stock immediately prior to the closing of this offering;

        - reflects the 3-for-2 stock split effected in July 1999;


        - reflects our reincorporation into Delaware in September 1999; and


        - assumes that the underwriters do not exercise the over-allotment option granted to them.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES WE FACE. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS.

    IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION COULD BE MATERIALLY AND ADVERSELY AFFECTED, THE VALUE OF OUR STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

                  WE FACE RISKS ASSOCIATED WITH OUR OPERATIONS

WE CANNOT PREDICT OUR SUCCESS BECAUSE OUR FREE INTERNET SERVICE PROVIDER BUSINESS MODEL IS UNPROVEN, AND WE HAVE OPERATED OUR BUSINESS FOR ONLY A SHORT PERIOD OF TIME.


    Our business model is unproven and a number of other businesses offering free Internet access have failed. Since we only began offering Internet access in October 1998, we have a limited operating history, which will make it difficult for you to evaluate our performance. In addition, the new version of The ZeroPort was introduced in August 1999 and we do not know to what extent our users will accept The ZeroPort or utilize its new features. You should carefully consider the risks we may encounter, including the risks described in this prospectus.



    These risks are particularly acute in our business model because, unlike traditional Internet service providers, we do not have a measurable and predictable revenue stream from user access fees. If we are not able to successfully address these risks, we will not be able to grow our business, compete effectively or achieve profitability. These factors could cause our stock price to fall significantly. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 25 for more detailed information on our limited operating history.



IF WE FAIL TO GROW OUR USER BASE, WE MAY NOT BE ABLE TO GENERATE REVENUES, DECREASE PER-USER TELECOMMUNICATIONS COSTS OR IMPLEMENT OUR STRATEGY.



    If we are unable to grow our user base, we may not be able to generate revenues, decrease per-user telecommunications costs or implement our strategy. To date, we have relied extensively on "word-of-mouth" marketing to attract the vast majority of our users and will continue to do so for the foreseeable future. This type of marketing is outside of our control and may not generate rates of growth in our user base comparable to what we have experienced to date. We intend to generate new users through other distribution channels, such as television, radio and print media advertising, direct marketing campaigns, and bundling, co-branding and retail distribution arrangements. However, we have little practical experience with marketing our service through these channels. If these distribution channels prove more costly or less effective than anticipated, it could adversely impact our ability to grow.


    We would also be unable to grow our user base if a significant number of our current registered users stopped using our service. There are a variety of reasons why users would discontinue using our service, including:

       - users may decide they do not like the always-present nature of The ZeroPort;

       - users may not like having their online activities tracked;

       - reliability issues, which we have experienced in the past and may experience in the future, may cause user dissatisfaction; and

       - our limited user support may frustrate users who have difficulty using our service.



We cannot assure you that we will be able to successfully address these issues and retain our existing user base.


OUR ADVERTISING REVENUES WILL SUFFER IF WE ARE UNABLE TO DEMONSTRATE THAT OUR REGISTERED USERS ARE ACTIVELY USING OUR SERVICE.

    If we are not able to demonstrate to our advertisers that our registered users are actively using our service, advertisers may choose not to advertise with us and our advertising revenues could be materially and adversely affected. While approximately 1.68 million users had registered for our service as of August 31, 1999, approximately 891,000 had used our service during that month. We believe that a number of our users have Internet access accounts with our competitors. As a result, these users may not use NetZero as their primary Internet service provider. Also, some new users use the Internet only as a novelty and do not become consistent users of Internet services and, therefore, may be less likely to continue using our service.


IF WE FAIL TO GENERATE SUFFICIENT ADVERTISING REVENUES, WE MAY NOT BE ABLE TO SUPPORT OUR OPERATIONS.



    Since we do not charge our users any fees for our Internet access and e-mail services, we depend primarily on our ability to generate advertising revenues. Accordingly, if we fail to generate sufficient advertising revenues, we may not be able to support our operations. We generate, and intend to generate, revenues from a variety of different arrangements including sales of targeted and untargeted banner advertising, sponsorships, performance-based arrangements and referrals to third party Web-sites. We have limited experience marketing and pricing these types of arrangements, and have limited actual experience with respect to the performance of such arrangements. As such, we do not know if we are appropriately pricing, marketing or structuring these arrangements, or whether we will perform under these arrangements to the satisfaction of the other parties. Our failure to appropriately price, market or structure these arrangements could impact our ability to enter into and perform under these arrangements, or to renew these arrangements on similar or acceptable terms. In addition, the success of some of these arrangements will depend on our ability to effectively target users based on demographic and other information. We may encounter technical and other limitations on this ability, including problems associated with the accuracy of the information provided by our users, which we do not corroborate. In light of these factors, we cannot assure you that we will be able to attract sufficient advertising revenues to support our operations.



    In addition, competition for Internet-based advertising revenues is intense and the amount of available standard banner advertising space on the Internet is increasing at a significant rate. These factors are causing Internet advertising rates to decline, and it is possible that rates will continue to decline in the future. Also, our growth in users has resulted in, and in the future may result in, our advertising inventory growing faster than our ability to sell the inventory at reasonable rates.



    Many of our advertising competitors have longer operating histories, greater name recognition, larger user bases, significantly greater financial, technical, sales and marketing resources and more established relationships with advertisers than we do. These advantages may allow such competitors to respond more quickly than we can to new or emerging technologies and changes in advertiser requirements. They may also be able to devote greater resources than we can to develop, promote and sell their products and services. Such competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees, strategic partners, advertisers and Web publishers. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services to address the needs of our prospective customers. We must also compete with television, radio, cable and print media for a share of advertisers' total advertising budgets. Advertisers may be reluctant to devote a significant portion of their advertising budget to Internet advertising if they perceive the Internet to be a limited or ineffective advertising medium.



WE MAY NOT BE ABLE TO PROVIDE INTERNET ACCESS FOR OUR USERS IF OUR TELECOMMUNICATIONS CARRIERS RAISE THEIR RATES OR IF THEY DISCONTINUE DOING BUSINESS WITH US.



    Our business substantially depends on the capacity, affordability, reliability and security of our telecommunications networks. Only a small number of telecommunications providers offer the network services we require. There has been significant consolidation in the telecommunications industry, and there is a significant risk that further consolidation could make us reliant on an even smaller number of providers. Most of our telecommunications services are provided pursuant to short-term agreements that the providers can terminate or elect not to renew. As a result, any or all of our current telecommunications service providers could decide not to provide us with service at rates acceptable to us, or at all, in which event, we may not be able to provide Internet access to our users. See "Business--Communications Network" on page 45 for a more complete discussion of the services provided by these carriers.



WE MAY LOSE OUR USERS IF OUR TELECOMMUNICATIONS PROVIDERS DELIVER UNACCEPTABLE SERVICE QUALITY.



    If our third-party telecommunications service providers deliver unacceptable service, the quality of our Internet access service would suffer. In this event, we would likely lose users who are dissatisfied with our service. Since we do not have direct control over our telecommunications carriers' network reliability and the quality of their service, we cannot assure you that we will be able to provide consistently reliable Internet access for our users.



IF TELECOMMUNICATIONS PRICES INCREASE, OUR MARGINS WOULD BE ADVERSELY IMPACTED.



    Our margins are highly sensitive to variations in prices for the telecommunications services we purchase. Our business could be harmed if minimum connection charges increase or become more prevalent. In addition, the availability and pricing of telecommunications services varies geographically, and we may not be able to obtain new or substitute telecommunications services in certain geographic areas on commercially reasonable terms, if at all. We cannot assure you that our telecommunications providers will continue to provide their services on commercially acceptable price terms, or that alternative services will be available on similar terms.


OUR ABILITY TO SERVE ADVERTISEMENTS TO THE ZEROPORT COULD BE SEVERELY LIMITED IF THE SOFTWARE WE LICENSE FROM NETGRAVITY FAILS TO PERFORM OR IF WE ARE NOT ABLE TO RENEW OUR LICENSE.


    All of our advertisements are served using software licensed from NetGravity. While there is other software available, it would substantially disrupt our business to switch to another provider. As such, we are reliant on NetGravity and its software. Our agreement with NetGravity expires in June 2001; however we have an option to renew the agreement for an additional two year term upon initial expiration. If NetGravity's software fails to perform as expected, or if we are not able to renew such agreement or license or internally develop similar software in the future, we may not be able to effectively display advertisements to our users. In this event, our ability to generate advertising revenues would be severely limited. In July 1999, DoubleClick, an Internet advertising provider, and NetGravity announced that they had entered into a merger agreement, pursuant to which DoubleClick will acquire NetGravity. Since our agreement with NetGravity does not expire until June

2001 and we have an option to renew for an additional two year term upon initial expiration, we do not believe the merger will have a material effect on our contractual rights with NetGravity.

OUR STOCK PRICE COULD FALL AS A RESULT OF FUTURE LOSSES AND NEGATIVE CASH FLOW.


    As of June 30, 1999, we had an accumulated deficit of approximately $15.3 million. We expect that our losses and negative cash flow will increase for the foreseeable future as we continue to expand our operations. Our ability to achieve profitability or positive cash flow depends upon a number of factors, including our ability to increase revenue and reduce per-user costs. Although our revenues have grown in recent quarters, we cannot be certain that we will be able to sustain these growth rates or that we will obtain sufficient revenues to achieve profitability or positive cash flow. If we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis in the future. If we fail to do so, the market price for our common stock could suffer.



OUR MARKET SHARE AND REVENUES WOULD SUFFER IF WE ARE NOT ABLE TO COMPETE EFFECTIVELY FOR USERS WITH ESTABLISHED, AND NEW PROVIDERS OF, INTERNET ACCESS SERVICES.



    EXISTING COMPETITORS


    We currently compete or expect to compete for users with the following types of companies that provide access services:

       - established online service and content providers, such as America Online and The Microsoft Network;

       - independent national Internet service providers, such as EarthLink, MindSpring and Prodigy;

       - national long-distance carriers, such as AT&T, GTE and MCI WorldCom;

       - local telephone companies and regional Bell operating companies, such as Pacific Bell;

       - numerous regional and local commercial Internet service providers;

       - computer hardware and software and other technology companies, such as IBM and Microsoft;

       - cable operators and online cable services, such as Excite@Home;

       - Internet portals and search engines such as Yahoo!;

       - other free Internet service providers; and

       - nonprofit or educational Internet service providers.


We expect that competition for users will continue to intensify for the foreseeable future. Increased competition could result in additional sales and marketing expenses and user-acquisition costs and could also result in increased user turnover and decreased advertising revenues. Since we do not charge our users membership fees, we may not be able to offset the effects of these increased costs, and we may not have the resources to continue to compete successfully. The ability of our competitors to acquire other Internet service providers or to enter into strategic alliances or joint ventures could also put us at a significant competitive disadvantage.

    NEW COMPETITORS



    In addition, we believe that new competitors for Internet users, including major computer manufacturers and software, media and telecommunications companies, will continue to enter the Internet access market. Existing competitors may take steps such as reducing their subscriber fees, offering promotions for access services or bundling free access services with other product offerings. For example, AltaVista, a leading portal and search engine, recently began offering a free Internet access solution to strengthen its relationship with its users, and both Microsoft and CompuServe have recently announced that they will partner with personal computer makers and consumer electronics retailers to offer consumers up to $400 of rebates on computer equipment when the consumer signs up for three years of their Internet access services. New entrants have announced Internet access models similar to ours, and the implementation of similar models by new entrants or existing competitors could limit the value of our consumer proposition. As awareness of the Internet grows, existing competitors are likely to further increase their emphasis on their Internet access services, resulting in even greater competition for us.



    TELECOMMUNICATIONS SERVICES



    In addition, telecommunications companies with far greater resources, distribution channels and brand awareness offer or have announced that they will offer, their own Internet access services to users. Since these companies have their own telecommunications network infrastructure, they have lower communications costs than we do. These advantages reduce the overall cost of Internet access for such companies and may significantly increase competitive pressures on us. In addition, each of our telecommunications providers supplies network access to some of our competitors, and could choose to grant those competitors preferential network access, potentially limiting our users' ability to access the Internet. If our telecommunications service providers were to decrease the levels of service or access provided to us, or if they were to terminate their relationships with us for competitive or other reasons, and we were not able to develop alternate sources of supply, we would not be able to provide Internet access to our customers, which could ultimately result in a significant loss of users and revenues.



    BROADBAND PROVIDERS



    We also face competition from companies that provide broadband Internet access, including local and long-distance telephone companies, cable television companies, electric utility companies, wireless communications companies and other Internet service providers. Most of our service is offered via dial-up modems which are limited to access speeds of up to 56 kbps. Broadband technologies enable users to transmit and receive print, video, voice and data in digital form at significantly faster access speeds. We may have to develop new technologies or add broadband access services to remain competitive which could require substantial time and expense. We cannot be certain that we will succeed in adapting our Internet access service business to compete effectively with these technologies.



    The telephone, cable and other companies that own broadband networks may prevent us from offering broadband Internet access through the wire and cable networks that they own. Our ability to compete with telephone and cable television companies that are able to support broadband transmission may depend on future regulation to guarantee open access to their broadband networks. However, in January 1999, the Federal Communications Commission declined to take any action to mandate or otherwise regulate access by Internet service providers to broadband cable facilities at this time. We do not know whether local, state or federal regulatory agencies will take any initiatives to implement this type of regulation, and whether they will be successful in establishing their authority to do so.



    In addition to competing directly in the Internet access market, both cable and telephone companies are also aligning themselves with Internet service providers who would receive preferential or exclusive use of broadband local connections to users. If broadband Internet access becomes the preferred mode by which users access the Internet and we are unable to gain access to broadband networks on reasonable terms, our ability to compete could be materially and adversely affected.


OUR REVENUES WOULD SIGNIFICANTLY DECREASE IF WE LOSE KEY CUSTOMERS.


    A small number of customers have accounted for, and may in the future account for, a significant portion of our revenues. For example, we derived approximately 27% of our revenues for the year ended June 30, 1999 and approximately 34% of our revenues for the quarter ended June 30, 1999 from an agreement with LookSmart. We also derived approximately 26% of our revenues for the year ended June 30, 1999 and approximately 28% of our revenues for the quarter ended June 30, 1999 from an agreement with Adsmart. Our agreement with LookSmart will expire in April 2000 and our agreement with Adsmart will expire in February 2000. Our revenues will be materially and adversely affected if we are unable either to renew our material agreements or to replace such agreements with similar agreements with new customers.


OUR REPUTATION AND ABILITY TO GENERATE REVENUES WILL BE HARMED IF USER DEMAND FOR OUR SERVICE EXCEEDS OUR TELECOMMUNICATIONS AND SERVER CAPACITY.


    We may from time to time experience increases in our telecommunications usage which exceed our then-available telecommunications capacity and the capacity of our internal servers. As a result, users may be unable to register or log on to our service, may experience a general slow-down in their Internet access or may be disconnected from their sessions. Excessive user demand could also result in system failures of our internal server networks, which would prevent us from generating advertising revenues. Inaccessability, interruptions or other limitations on the ability to access our service due to excessive user demand, or any failure of our servers to handle user traffic, would have a material adverse effect on our reputation and our revenues.


WE WILL NOT BE ABLE TO SUPPORT INCREASED NUMBERS OF USERS IF WE ARE UNABLE TO ENHANCE OUR INTERNAL NETWORK INFRASTRUCTURE.


    Our internal network infrastructure is composed of a complex system of application, database, ad and e-mail servers. Service interruptions originating within our internal network have occurred in the past and may occur in the future, especially when usage exceeds capacity. We will need to invest in substantial financial, operational, and management resources to enhance our systems, particularly our database servers and storage capabilities, to handle a large number of users. We cannot be certain that we will be able to accomplish this on a timely basis and at a commercially reasonable cost, or at all. If we fail to do so, we will be unable to grow our business.


IF WE FAIL TO MANAGE OUR TELECOMMUNICATIONS CAPACITY, OUR SERVICE LEVELS MAY SUFFER OR WE MAY EXPERIENCE INCREASED PER-USER COSTS.

    We will have to accurately anticipate our future telecommunications capacity needs within lead-time requirements. If we fail to procure sufficient quantities of telecommunications products and services, we may be unable to provide our current and future users with acceptable service levels. We also run the risk of purchasing excessive amounts of telecommunications products and services based on incorrect projections regarding increased usage. In that event, we would be required to bear the costs of excess telecommunications capacity without commensurate increases in revenues. We cannot assure you that we will be able to effectively manage these and other aspects of our business. Our failure to do so would likely have a material adverse effect on our business, results of operations and financial condition.


WE MAY NOT BE ABLE TO GROW OUR USER BASE IF WE ARE UNSUCCESSFUL IN ESTABLISHING AND MAINTAINING THE NETZERO BRAND.



    If we are unsuccessful in establishing or maintaining the NetZero brand, we may not be able to grow our user base. We believe that establishing and maintaining the NetZero brand is critical to retain and expand our user base. Promotion of the NetZero brand will depend on our success in providing high-quality Internet products and services. However, such success will depend, in part, on the services, products and efforts of third parties, over which we have little or no control. For instance, if our third party telecommunications service providers fail to provide quality service, our users' ability to access the Internet may be interrupted, which may adversely affect the NetZero brand. If our users and advertisers do not perceive our existing products and services as high quality, or if we introduce new products or services or enter into new business ventures that are not favorably received by our users and advertisers, then we will be unsuccessful in building brand recognition and brand loyalty in the marketplace. In addition, we may also need to devote substantial resources to create and maintain a distinct brand loyalty among our users and to promote and maintain the NetZero brand in a very competitive market. If we incur excessive expenses in promoting and maintaining our brand, our financial results could be seriously harmed.



WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY IF WE ARE NOT ABLE TO RESPOND TO CHANGING INDUSTRY STANDARDS.



    We may not be able to compete effectively if we are not able to adapt to changes in technology and industry standards, and to develop and introduce new and enhanced products and service offerings. We believe that our ability to compete successfully will also depend upon the continued compatibility of our services with products offered by various vendors. Although we intend to support emerging standards in the market for Internet access, we may not be able to conform our technology and equipment to support these new standards in a timely fashion. For instance, we have been notified that Sun Microsystems is upgrading its JAVA language and that the new version will require more memory to implement. Our software uses the JAVA language extensively and we will have to modify our resources accordingly to accommodate the new version. We cannot assure you that we will be able to make such modifications, or any other modifications which may be required to adapt to new or changing standards, in a cost-effective and timely manner, or at all.


WE MAY NOT BE ABLE TO DEVELOP NEW PRODUCT OR SERVICE OFFERINGS IF WE ARE UNABLE TO OBTAIN NEEDED TECHNOLOGY.


    We rely upon third parties to help us develop technologies that enhance our current product and service offerings. If our relationships with these third parties are impaired or terminated, then we would have to find other developers on a timely basis or develop technology completely on our own. We cannot predict whether we will be able to obtain the third-party technology necessary for continued development and introduction of new and enhanced products and services.

CONSUMERS MAY DECIDE NOT TO USE OUR SERVICE IF OUR TECHNOLOGY AND SERVICES BECOME OBSOLETE.



    Others may develop services or technologies that render our services or technology noncompetitive or obsolete. For instance, a number of companies are offering broadband and other high speed Internet access services, which allow users to access the Internet at much faster speeds than the access services we currently provide. Our ability to remain technologically competitive may require substantial expenditures and lead time. If we are unable to respond in a timely manner to technological advances, we may not be able to compete effectively for users, which could cause our revenues to decrease.


IF OUR SOFTWARE OR HARDWARE CONTAIN ERRORS, OUR BUSINESS COULD BE SERIOUSLY HARMED.


    The software and hardware used to operate and provide our services is complex and, accordingly, may contain undetected errors or failures. We have in the past, and may in the future, encounter errors in the software or hardware used to operate and provide our services. This has resulted in, and may in the future result in, a number of adverse consequences, including:


       - users being disconnected from our service or being unable to access our service;

       - loss of data or revenue;

       - injury to reputation; and

       - diversion of development resources.

We introduced a new version of The ZeroPort in August 1999. We have experienced technical and customer support issues associated with this and other products, and we cannot assure you that we will not experience additional problems in the future.


WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY IF WE ARE NOT ABLE TO PROTECT OUR PROPRIETARY RIGHTS.



    If we are not able to protect our proprietary rights, we may not be able to compete effectively. We principally rely upon copyright, trade secret, and contract laws to protect our proprietary technology. We cannot be certain that we have taken adequate steps to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology.



    In addition, since we provide our Internet access software for free, we are extremely susceptible to various forms of unauthorized use of our software. For instance, we have experienced, and expect to continue to experience, numerous instances of third parties selling unauthorized copies of our software. Others have attempted to charge fees for installing our software without our permission. These actions could adversely affect our brand name.



WE MAY INCUR SUBSTANTIAL COSTS AND DIVERSION OF OUR MANAGEMENT'S RESOURCES IF WE INFRINGE UPON THE PROPRIETARY RIGHTS OF OTHERS.


    We have permission and, in some cases, licenses from each developer of the software that we use in our software. Although we do not believe that the software or the trademarks we use or any of the other elements of our business infringe on the proprietary rights of any third parties, third parties may assert claims against us for infringement of their proprietary rights and these claims may be successful. In addition, a number of third-party owners of patents have claimed to hold patents that cover various forms of online transactions or online technology. As with other online service providers, patent claims could be asserted against us based upon our services or technologies.

    We could incur substantial costs and diversion of management resources in the defense of any claims relating to proprietary rights. Parties making these claims could secure a judgment awarding substantial damages as well as injunctive or other equitable relief that could effectively block our ability to license our products in the United States or abroad. If a third party asserts a claim relating to proprietary technology or information against us, we may seek licenses to the intellectual property from the third party. We cannot be certain, however, that third parties will extend licenses to us on commercially reasonable terms, or at all. If we fail to obtain the necessary licenses or other rights, it could materially and adversely affect our ability to operate our business.



OUR SERVICE COULD BE DISRUPTED BY A SECURITY BREACH, VIRUS OR INAPPROPRIATE USE BY INTERNET USERS.



    The future success of our business will depend on the security of our network and, in part, on the security of the network infrastructures of our third-party telecommunications service providers, over which we have no control. Computer viruses or problems caused by our users or other third parties, such as the sending of excessive volumes of unsolicited bulk e-mail or "spam", could lead to interruptions, delays, or cessation in service to our users. In addition, the sending of "spam" through our network could result in third parties asserting claims against us. We cannot assure you that we would prevail in such claims and our failure to do so could result in large judgments against us. Users or other third parties could also potentially jeopardize the security of confidential information stored in our computer systems or our users' computer systems by their inappropriate use of the Internet, including breaking into our computer network, which could cause losses to us or our users. Users or third parties may also potentially expose us to liability by "identity theft", or posing as another NetZero user. Unauthorized access by current and former employees or others could also potentially jeopardize the security of confidential information stored in our computer systems and those of our users.


    We expect that our users will increasingly use the Internet for commercial transactions in the future. Any network malfunction or security breach could cause these transactions to be delayed, not completed at all, or completed with compromised security. Users or others may assert claims of liability against us as a result of any failure by us to prevent these network malfunctions and security breaches, and may deter others from using our services, which could cause our business prospects to suffer. Although we intend to continue using industry-standard security measures, such measures have been circumvented in the past, and we cannot assure you that these measures will not be circumvented in the future. We also cannot assure you that the security measures of our third-party network providers will be adequate. In addition, to alleviate problems caused by computer viruses or other inappropriate uses or security breaches, we may have to interrupt, delay, or temporarily cease service to our users, which could have a material adverse effect on our revenues and could also result in increased user turnover.

OUR REVENUES COULD BE ADVERSELY AFFECTED IF PROGRAMS TO DISABLE THE ZEROPORT BECOME PREVALENT.

    Various software programs have been developed that specifically target The ZeroPort to disable our ability to deliver advertisements to a user. These programs attempt to blank out, or block, banner advertisements on The ZeroPort or completely delete The ZeroPort from users' computer screens. To date, such programs have not interrupted our operations or caused us to fail to meet the terms of our advertising agreements. While we believe we have been able to limit the effectiveness of such attempts, we cannot assure you that we will be able to continue to do so in the future. Widespread adoption of this type of software would seriously damage our ability to operate our business and generate revenues.

WE MAY NOT BE ABLE TO EXPAND OUR OPERATIONS IF WE ARE NOT ABLE TO OBTAIN ADDITIONAL EQUIPMENT FROM THIRD-PARTY HARDWARE SUPPLIERS.



    The expansion of our network infrastructure and Internet services in general is placing, and will continue to place, a significant demand on our suppliers. From time to time, we have experienced delayed delivery from suppliers of modems, servers, and other equipment. We may be unable to implement our planned expansion and our users may be unable to connect to our network if we are not able to obtain additional equipment in a timely manner and on commercially acceptable terms. In particular, our servers are a critical part of our infrastructure and we will need additional servers to expand our operations. We currently purchase, and expect to continue to purchase, all of our servers from Sun Microsystems. Since we do not have an agreement with Sun Microsystems regarding future server purchases, we have no assurance that Sun Microsystems will continue to supply servers to us on commercially acceptable terms, if at all.



WE MAY EXPERIENCE LOSS OF DATA, DISRUPTION OF OPERATIONS, OR ERRONEOUS OVERCHARGES OR UNDERCHARGES TO ADVERTISING CUSTOMERS IF THE ORACLE SOFTWARE WE USE TO RUN OUR OPERATIONS FAILS TO OPERATE CORRECTLY.



    Virtually every aspect of our operations, including finance, billing, accounting, storage and retrieval of user data, and advertisement tracking, uses or interfaces with a centralized software system provided by Oracle. We have only limited experience with the operation of this system. Difficulty with the operation of, or errors, defects or malfunctions in the operation of, this system, could result in loss of data, erroneous overcharges or undercharges to advertising customers or disruption of operations.



FAILURE TO ACHIEVE YEAR 2000 COMPLIANCE COULD CAUSE SUBSTANTIAL DISRUPTION TO OUR BUSINESS AND RESULT IN LOSS OF USERS.



    Our failure, or the failure of third parties on which we rely, to adequately address Year 2000 readiness issues could result in an interruption, or a failure, of our normal business activities or operations. Presently, we believe that the primary risks that we face with regard to the Year 2000 are those arising from third-party services or products. In particular, we depend heavily on third party vendors to provide both network services and equipment. A significant Year 2000-related disruption of these services or equipment could cause our users and advertisers to consider seeking alternate providers or advertising space, or cause an unmanageable burden on user service and technical support. This, in turn, could materially and adversely affect our revenues and result in increased user turnover. Furthermore, if the normal operation of the Internet is disrupted by the Year 2000 issue, or if a large portion of our users and advertisers are unable to access the Internet due to Year 2000-related issues in connection with their own systems, users would not be able to use our service and our revenues would be materially and adversely affected.



    In addition, the failure of our internal computer systems or of third-party equipment or software to operate without Year 2000 complications could require us to incur significant unanticipated expenses to remedy any problems and could expose us to claims for losses incurred by our users due to such Year 2000 complications. The defense of any such claims, with or without merit, could require us to incur substantial costs and would divert management's time and attention, which could have a material adverse effect on our ability to operate our business.


    It is possible that any of the Year 2000 factors listed above could result in an extended interruption of our ability to provide services to our users and to fulfill commitments to advertisers. A complete and extended interruption would be our worst possible scenario. The longer the interruption, the more likely our business would be adversely affected. Moreover, if the factors giving rise to the interruption are particular to us, such as the failure of our internal network infrastructure, we could lose a significant number of users and advertisers to our competitors. This would not only adversely impact us financially, but could also significantly impact our reputation and our prospects. Please refer to our discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000" beginning on page 33 for further information with respect to Year 2000 related issues.



OUR ABILITY TO OPERATE OUR BUSINESS COULD BE SERIOUSLY HARMED IF WE LOSE, OR FAIL TO ASSIMILATE, MEMBERS OF OUR SENIOR MANAGEMENT TEAM AND OTHER KEY EMPLOYEES.


    Most of our senior management team has only recently joined us. For example, Mark Goldston, our Chief Executive Officer, joined us in March 1999, Charles Hilliard, our Chief Financial Officer, joined us in April 1999, and Perri Procida, our Senior Vice President, Sales, joined us in May 1999. There can be no assurance that we will successfully assimilate our recently hired officers or that we can successfully locate, hire, assimilate and retain qualified key management personnel. Our business is largely dependent on the personal efforts and abilities of our senior management and other key personnel. Any of our officers or employees can terminate his or her employment relationship at any time. The loss of these key employees or our inability to attract or retain other qualified employees could seriously harm our business and prospects. We do not carry key man life insurance on any of our employees.

WE WILL NOT BE ABLE TO GROW OUR BUSINESS IF WE ARE NOT ABLE TO HIRE ADDITIONAL PERSONNEL.


    Our future success also depends on our ability to attract, retain and motivate highly skilled technical, managerial, editorial, merchandising, sales, marketing and user service personnel. We plan to dramatically hire additional personnel in all areas of our business. Competition for such personnel is intense, particularly in the Internet and high technology industry. As a result, we may be unable to successfully attract, assimilate or retain qualified personnel. We may also be unable to retain the employees we currently employ or attract additional technical personnel. If we fail to retain and attract the necessary personnel, we may not be able to operate and grow our business.


OUR BUSINESS COULD BE SHUT DOWN OR SEVERELY IMPACTED IF A NATURAL DISASTER
OCCURS.


    Our operations and services depend on the extent to which our computer equipment and the telecommunications infrastructure of our third-party network providers is protected against damage from fire, earthquakes, power loss, telecommunications failures, and similar events. A significant portion of our computer equipment, including critical equipment dedicated to our Internet access services, is located at our headquarters and at a facility in Los Angeles, California. Despite precautions taken by us and our third-party network providers, over which we have no control, a natural disaster or other unanticipated problems at our headquarters or at a network hub, or within a third-party network provider's network, could cause interruptions in the services that we provide. For example, if an earthquake damages equipment at our network operations center, we may have no means of replacing this equipment on a timely basis or at all and our service would be shut down. We do not currently maintain fully redundant or back-up Internet services, backbone facilities or other fully redundant computing and telecommunications facilities. Furthermore, we do not currently have any business disruption insurance. Any prolonged disruption of our services due to system failure could result in user turnover and decreased revenues.


IF WE ARE UNABLE TO SUCCESSFULLY INTEGRATE FUTURE ACQUISITIONS INTO OUR OPERATIONS, THEN OUR RESULTS AND FINANCIAL CONDITION MAY BE ADVERSELY AFFECTED.


    We may make acquisitions or undertake other business combinations that can complement our current or planned business activities. Such acquisitions may not be available at the times or on terms acceptable to us, or at all. In addition, acquiring a business involves many risks, including:



       - disruption of our ongoing business and diversion of resources and management time;


       - unforeseen obligations or liabilities;

       - difficulty assimilating the acquired operations and personnel;

       - risks of entering markets in which we have little or no direct prior experience;

       - potential impairment of relationships with employees or users as a result of changes in management; and


       - potential dilutive issuances of equity, large and immediate write-offs, the incurrence of debt, and amortization of goodwill or other intangible assets.



    We cannot assure you that we will make any acquisitions or that we will be able to obtain additional financing for such acquisitions, if necessary. If any acquisitions are made, we cannot assure you that we will be able to successfully integrate the acquired business into our operations or that the acquired business will perform as expected. To date, we have not made any material acquisitions of other businesses.


                 WE FACE RISKS RELATED TO THE INTERNET INDUSTRY

WE COULD BE EXPOSED TO SIGNIFICANT LEGAL LIABILITY IF NEW CASE LAW IS DECIDED, OR NEW GOVERNMENT REGULATION IS ENACTED, REGARDING THE INTERNET AND INTERNET SERVICE PROVIDERS.


    The law relating to our business and operations is evolving and no clear legal precedents have been established. The adoption of new laws or the application of existing laws may decrease the growth in the use of the Internet, affect telecommunications costs or increase the likelihood or scope of competition from regional telephone companies. These results could decrease the demand for our services or increase our cost of doing business, each of which would cause our gross margins and revenues to fall. In particular, the following risks could occur:



    REGULATION OF CONTENT AND ACCESS COULD LIMIT OUR ABILITY TO GENERATE REVENUES AND EXPOSE US TO LIABILITY.



    Prohibition and restriction of Internet content and access could dampen the growth of Internet use, decrease the acceptance of the Internet as a communications and commercial medium and expose us to liability. A variety of restrictions on content and access, primarily as they relate to children, have been enacted or proposed, including laws which would require Internet service providers to supply, at cost, filtering technologies to limit or block the ability of minors to access unsuitable materials on the Internet. Because of these content restrictions and potential liability to us for materials carried on or disseminated through our systems, we may be required to implement measures to reduce our exposure to liability. These measures may require the expenditure of substantial resources or the discontinuation of our product or service offerings that subject us to this liability. Further, we could incur substantial costs in defending against any of these claims and we may be required to pay large judgments or settlements or alter our business practices. In addition, our liability insurance may not cover potential claims relating to the Internet services we provide or may not be adequate to indemnify us for all liabilities that may be imposed on us.


    WE COULD BE EXPOSED TO LIABILITY FOR DEFAMATION, NEGLIGENCE AND
    INFRINGEMENT.


    Because users download and redistribute materials that are cached or replicated by us in connection with our Internet services, claims could be made against us for defamation, negligence, copyright or trademark infringement, or other theories based on the nature and content of such materials. While we have attempted to obtain safe harbor protection against claims of copyright infringement under the Digital Millenium Copyright Act of 1998, there can be no guarantee that we will prevail in any such claims. We also could be exposed to liability because of third-party content that may be accessible through our services, including links to Web-sites maintained by our users or other third parties, or posted directly to our Web-site, and subsequently retrieved by a third party through our services. It is also possible that if any third-party content provided through our services contains errors, third parties who access such material could make claims against us for losses incurred in reliance on such information. You should know that these types of claims have been successfully brought against other online service providers. In particular, copyright and trademark laws are evolving and it is uncertain how broadly the rights provided under these laws will be applied to online environments. It is impossible for us to determine who the potential rights holders may be with respect to all materials available through our services.


    OUR ABILITY TO SELL TARGETED ADVERTISING MAY BE LIMITED IF NEW LAWS RELATING TO USER PRIVACY ARE ENACTED.



    Our ability to sell targeted advertising depends on our ability to use personal information collected from our users. We cannot assure you that our current information collection procedures and disclosure policies will be found to be in compliance with existing or future laws or regulations. Our failure to comply with existing laws, or the adoption of new laws or regulations that require us to change the way we conduct our business, could make it cost-prohibitive to operate our business, and prevent us from pursuing our business strategies including the sale of targeted advertising.


    OUR MARGINS AND COSTS WOULD BE ADVERSELY AFFECTED IF OUR BUSINESS BECOMES SUBJECT TO TAXATION.


    The tax treatment of activities on or relating to the Internet is currently unsettled. A number of proposals have been made at the federal, state and local levels and by foreign governments that could impose taxes on the online sale of goods and services and other Internet activities. Recently, the Internet Tax Freedom Act was signed into law, placing a three-year moratorium on new state and local taxes on Internet commerce. However, there can be no assurance that future laws imposing taxes or other regulations on commerce over the Internet would not substantially impair the growth of Internet commerce and, as a result, harm our margins or make it cost-prohibitive to operate our business.


    TELECOMMUNICATIONS REGULATION COULD MAKE IT MORE EXPENSIVE FOR US TO DO BUSINESS.


    As an Internet service provider, we are not currently directly regulated by the Federal Communications Commission or any other agency, other than regulations applicable to businesses generally. Nevertheless, Internet-related regulatory policies are continuing to develop, and it is possible that we could be exposed to regulation in the future. We could be adversely affected if any regulatory change results in the application of access charges to Internet service providers because this would substantially increase the cost of using the Internet. Since the largest component of our operating costs is comprised of telecommunications costs, any increase in such costs would have a material adverse effect on our gross margins and revenues. We could also be affected by any change in the ability of our users to reach our network through a dial-up telephone call without any additional charges.



    For more information on governmental regulation issues, please see "Business-- Governmental Regulation" on page 47.



SEASONAL TRENDS IN INTERNET USAGE AND ADVERTISING SALES MAY NEGATIVELY AFFECT OUR BUSINESS.



    Seasonal trends could affect the advertising revenues we generate from operating our Internet services. To the extent that our advertising revenues depend on the amount of usage by our users, seasonal fluctuations in Internet usage could affect our advertising revenues during these periods of fluctuation. In addition, the rate at which new users sign up for our services may be lower during certain seasons and holiday periods. Because our operating history is so limited, it is difficult for us to accurately predict these trends and plan accordingly. Since our operating expenses are based on our expectations of future revenues, it is possible that seasonal fluctuations could materially and adversely affect our revenues and our operating results.



IF INTERNET USAGE DOES NOT CONTINUE TO GROW, WE MAY NOT BE ABLE TO GROW OUR BUSINESS AND INCREASE OUR REVENUES.



    If our assumption that use of the Internet will continue to grow turns out to be incorrect, we will not be able to grow our business and increase our revenues. Substantially all of our revenues are dependent on the continued use and expansion of the Internet. Use of the Internet has grown dramatically, but we cannot assure you that usage of the Internet will continue to expand. A decrease in the demand for Internet services or a reduction in the currently anticipated growth for such services could cause our user base and our advertising revenues to decrease.

OUR BRAND AND BUSINESS COULD BE ADVERSELY AFFECTED IF WE ARE NOT ABLE TO PROTECT OUR DOMAIN NAMES OR ACQUIRE OTHER RELEVANT DOMAIN NAMES.


    We currently hold the Web domain name relating to our brand, NetZero.com, as well as numerous other related Web domain names. The acquisition and maintenance of domain names generally is regulated by governmental agencies and their designees. The regulation of domain names in the United States and in foreign countries is subject to change in the near future. As a result, we may be unable to acquire or maintain relevant domain names in the countries in which we conduct, or plan to conduct, business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon, dilute or otherwise decrease the value of our trademarks and other proprietary rights.


                WE ARE SUBJECT TO RISKS RELATED TO THE OFFERING


YOU MAY NOT BE ABLE TO SELL YOUR STOCK AT OR FOR MORE THAN THE PRICE YOU PAID OR WHEN YOU WANT TO SELL IT IF A PUBLIC MARKET DOES NOT EXIST FOR OUR STOCK.



    We cannot be sure that an active trading market for our common stock will be available for you to sell shares of our common stock that you purchase in this offering. If an active trading market for our stock is not available, the liquidity of our stock may suffer and the trading price of our common stock may decline. We will determine the initial public offering price of the shares of our common stock through negotiations with the underwriters and this price may not be indicative of prices that will prevail in the trading market. Please see "Underwriting" on page U-1 for more information about these negotiations.



WE MAY BE UNABLE TO OBTAIN THE ADDITIONAL CAPITAL REQUIRED TO GROW OUR BUSINESS.



    Our ability to grow depends significantly on our ability to expand our operations by contracting for additional telecommunications capacity and expanding our internal network infrastructure. These expansion efforts will require significant advance capital equipment expenditures and commitments for telecommunications capacity. If the proceeds from this offering, cash on hand, cash generated from operations and the amounts available under lease lines, are not sufficient to meet our cash requirements, we will need to seek additional capital to fund our growth. To date we have been able to raise needed capital for our business; however, we cannot assure you that we will continue to be able to raise needed cash on terms acceptable to us or at all. Financings may be on terms that are dilutive or potentially dilutive to our stockholders. If sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans to the extent of available funding, which would have a material adverse effect on our ability to grow our business.


OUR STOCKHOLDERS COULD BE ADVERSELY AFFECTED IF OUR MANAGEMENT AND LARGER STOCKHOLDERS USE THEIR INFLUENCE IN A MANNER ADVERSE TO OUR STOCKHOLDERS' INTERESTS.


    After this offering, our executive officers, directors and 5% stockholders, in the aggregate, will control approximately 70.1% of our voting stock. As a result, these stockholders will have significant influence and ability to control most matters requiring board and stockholder approval, including a significant corporate transaction like the sale of our company, a change in control or the terms of future equity financings. These stockholders may use their influence to approve or take actions which are adverse to your interests. See "Principal Stockholders" on page 64 for more information on the stock holdings of our directors and officers.

PURCHASERS IN THIS OFFERING WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.


    If you purchase common stock in this offering, you will incur immediate and substantial dilution in the net tangible book value of the shares purchased. We estimate this dilution to be approximately $13.34 per share, at an assumed initial public offering price of $15.00 per share. Additional dilution will occur upon the exercise of outstanding stock options and will also cause your percentage ownership of NetZero to decrease. Please see "Dilution" on page 23 for more information on the dilution you will incur.



YOU MAY NOT BE ABLE TO RESELL YOUR SHARES OF OUR STOCK AT, OR FOR MORE THAN, THE PRICE YOU PAID IF OUR STOCK PRICE FLUCTUATES SIGNIFICANTLY.



    The trading price of our common stock is likely to be volatile and could fluctuate widely in response to factors which are beyond our control. In particular, following initial public offerings, the market prices for stocks of Internet and technology-related companies often reach levels that bear no relationship to the operating performance of these companies. These market prices are generally not sustainable and could vary widely. If our common stock trades to such high levels following this offering, it could eventually experience a significant decline. In addition, a company's stock price often experiences significant price and volume fluctuations in response to general economic, political and other conditions unrelated to the performance of the company. Therefore, you may not be able to resell shares of our stock at, or for more than, the price you paid.


SHARES ELIGIBLE FOR PUBLIC SALE AFTER THIS OFFERING COULD ADVERSELY AFFECT OUR STOCK PRICE.


    The market price of our common stock could decline as a result of sales by our existing stockholders of shares of their common stock after this offering, or the perception that these sales could occur. These sales also might make it difficult for us to sell securities in the future at a time and at a price that we deem appropriate. You should read "Shares Eligible For Future Sale" on page 73 for a more detailed discussion of when and how many additional shares of our stock may be sold after this offering.


IF OUR MANAGEMENT DOES NOT EFFECTIVELY USE THE PROCEEDS FROM THIS OFFERING, WE MAY NOT BE ABLE TO SUCCESSFULLY OPERATE AND GROW OUR BUSINESS.


    If our management does not use the proceeds from this offering effectively, we may not be able to successfully operate and grow our business. The net proceeds of this offering are estimated to be approximately $138.2 million, or approximately $159.2 million if the underwriters' over-allotment option is exercised in full, at an assumed initial public offering price of $15.00 per share and after deducting the estimated underwriting discount and estimated offering expenses. At present, we have wide ranges in planned expenditures to be funded with the proceeds due to our need to retain flexibility to respond to factors affecting our business. Accordingly, our management will retain broad discretion as to the allocation of the proceeds of this offering and may use such proceeds in a manner with which you may not agree. Please see "Use of Proceeds" on page 21 for more information regarding the use of proceeds from this offering.


PROVISIONS IN OUR CHARTER DOCUMENTS MAY DETER TAKEOVER EFFORTS THAT YOU FEEL WOULD BE BENEFICIAL TO STOCKHOLDER VALUE.


    Provisions in our charter and bylaws and Delaware law may have the effect of delaying or preventing a change of control or changes in our management that you might consider favorable. See "Description of Capital Stock" on page 69 for a detailed description of these provisions. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. When used in this prospectus, the words "expects", "anticipates", "estimates", "intends", "believes" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements under the captions "Risk Factors", "Use of Proceeds", "Management's Discussion and Analysis of Financial Condition and Results of Operations", and "Business".

    These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this prospectus. We assume no obligation to update such forward-looking statements publicly for any reason, or to update the reasons actual results could differ materially from those anticipated in such forward-looking statements, even if new information becomes available in the future.

                                   TRADEMARKS

    NetZero-TM-, The ZeroPort-TM-, zCast-TM- and SPEEDY Assistant-TM- are our trademarks. This prospectus also includes trademarks of entities other than NetZero.

                                USE OF PROCEEDS


    Our net proceeds from the sale of the 10,000,000 shares of common stock sold in this offering are estimated to be approximately $138.2 million, or $159.2 million if the underwriters exercise their over-allotment option in full, based upon an assumed offering price of $15.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.


    We intend to use the net proceeds of the offering:

       - for use in expansion of our business, including additions and enhancements to our server and network infrastructure and the functionality of The ZeroPort;

       - for brand marketing, advertising and user acquisition programs; and

       - to fund operating losses and as additional working capital and for general corporate purposes.


    As of the date of this prospectus, we have not allocated any specific amount of the proceeds for the purposes listed above. We presently anticipate that we will spend between $20 million and $60 million in capital expenditures during the year ending June 30, 2000, including additions and enhancements to our server and network infrastructure, software licenses to enhance the functionality of The ZeroPort and furniture, fixtures and equipment. We presently anticipate that we will spend between $25 million and $50 million in sales and marketing expenses during the year ending June 30, 2000 to market our brand and attract users. The amounts actually expended for the purposes listed above will depend upon a number of factors, including the growth of our user base, the type of efforts we make to build our brand and competitive developments in the Internet access market. Therefore, we cannot specify with certainty the particular uses of the net proceeds of this offering, and the amounts we actually spend could exceed the ranges set forth above. Our management will have significant flexibility and discretion in applying the net proceeds of this offering.


    Pending any use, the net proceeds of this offering will be invested generally in short-term, interest-bearing securities.

    From time to time, in the ordinary course of business, we evaluate possible acquisitions of, or investments in, businesses, products and technologies that are complementary to our business. A portion of the net proceeds may be used to fund acquisitions or investments. We currently have no arrangements, agreements or understandings, and are not engaged in active negotiations for any such acquisitions or investments.

                                DIVIDEND POLICY

    We have never declared nor paid cash dividends on our capital stock. We currently intend to retain all available funds for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial conditions, contractual and legal restrictions and other factors the board deems relevant. We expect that any lease financing or credit agreements we enter into will prohibit the payment of dividends without the lender's consent.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of June 30, 1999

       - on an actual basis;


       - on a pro forma basis to reflect the automatic conversion of all outstanding shares of preferred stock into shares of common stock upon the closing of this offering and the reincorporation into Delaware; and



       - on an as adjusted basis to give effect to the pro forma adjustments and the receipt of the estimated net proceeds from the sale of 10,000,000 shares of common stock at an assumed initial public offering price of $15.00 per share.


                                                                                        JUNE 30, 1999
                                                                             ------------------------------------
                                                                              ACTUAL     PRO FORMA   AS ADJUSTED
                                                                             ---------  -----------  ------------

                                                                                        (IN THOUSANDS)
Cash and cash equivalents..................................................  $  24,035   $  24,035    $  162,284
                                                                             ---------  -----------  ------------
                                                                             ---------  -----------  ------------
Capital leases and notes payable, less current portion.....................  $   3,527   $   3,527    $    3,527
Redeemable convertible preferred stock, no-par value; actual-- 19,231,000 shares authorized, 19,230,000 shares issued and outstanding; pro forma and pro forma as adjusted--no shares authorized, issued or
  outstanding..............................................................      2,140          --            --
Stockholders' equity:
  Convertible preferred stock, $0.001 par value; actual-- 55,769,000 shares authorized, 45,182,000 shares issued and outstanding; pro forma and pro forma as adjusted-- 10,000,000 shares authorized; no shares issued and
    outstanding............................................................     44,720          --            --
  Common stock, $0.001 par value; actual--150,000,000 shares authorized,
    28,624,000 shares issued and outstanding; pro-forma--500,000,000 shares authorized, 93,036,000 shares issued and outstanding; pro forma as adjusted-- 500,000,000 shares authorized, 103,036,000 shares issued and
    outstanding............................................................      1,352          93           103
  Additional paid-in capital...............................................      9,019      57,138       195,377
  Notes receivable from stockholders.......................................     (1,029)     (1,029)       (1,029)
  Deferred stock compensation..............................................     (7,783)     (7,783)       (7,783)
  Accumulated deficit......................................................    (15,325)    (15,325)      (15,325)
                                                                             ---------  -----------  ------------
Total stockholders' equity.................................................     30,954      33,094       171,343
                                                                             ---------  -----------  ------------
Total capitalization.......................................................  $  36,621   $  36,621    $  174,870
                                                                             ---------  -----------  ------------
                                                                             ---------  -----------  ------------

                                    DILUTION


    Our pro forma net tangible book value as of June 30, 1999 was approximately $33.1 million, or $0.36 per share. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities divided by the number of shares of common stock outstanding as of June 30, 1999 after giving pro forma effect to the automatic conversion of all outstanding shares of preferred stock. After giving effect to our sale of 10,000,000 shares of common stock offered by this prospectus at an assumed initial public offering price of $15.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses, the pro forma net tangible book value as of June 30, 1999 would have been $171.3 million, or $1.66 per share. This represents an immediate increase in pro forma net tangible book value of $1.30 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $13.34 per share to investors purchasing common stock in this offering.


    The following table illustrates this per share dilution:


Assumed initial public offering price per share.......................             $   15.00
  Pro forma net tangible book value per share as of June 30, 1999.....  $    0.36
  Increase per share attributable to new investors....................       1.30
                                                                        ---------
Pro forma net tangible book value per share after this offering.......                  1.66
                                                                                   ---------
Dilution per share to new investors...................................             $   13.34
                                                                                   ---------
                                                                                   ---------



    The following table summarizes, on a pro forma basis as of June 30, 1999, the difference between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by new investors, assuming an initial public offering price of $15.00 per share and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:



                                                      SHARES PURCHASED             TOTAL CONSIDERATION         AVERAGE
                                                 ---------------------------  -----------------------------     PRICE
                                                     NUMBER        PERCENT         AMOUNT         PERCENT     PER SHARE
                                                 --------------  -----------  ----------------  -----------  -----------
Existing stockholders..........................      93,036,000          90%  $     48,212,000          24%   $    0.52
New investors..................................      10,000,000          10        150,000,000          76        15.00
                                                 --------------         ---   ----------------         ---
Total..........................................     103,036,000         100%  $    198,212,000         100%
                                                 --------------         ---   ----------------         ---
                                                 --------------         ---   ----------------         ---



    The foregoing table gives pro forma effect to the automatic conversion of all outstanding shares of preferred stock as if it had occurred at June 30, 1999, and assumes no exercise of the underwriters' over-allotment option or shares underlying outstanding options. As of June 30, 1999, options to purchase 3,497,100 shares of common stock were outstanding at a weighted average exercise price of $0.69 per share. To the extent that these options are exercised, new investors will experience further dilution. See "Description of Capital Stock" on page 69 and note 7 of the notes to our financial statements for more information on our capital stock and further dilution you may experience.

                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    You should read the following selected financial data in conjunction with the financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The statement of operations data for the period from July 21, 1997 (inception) through June 30, 1998, the year ended June 30, 1999, and the balance sheet data as of June 30, 1998 and 1999 are derived from the audited financial statements of NetZero, Inc. included in the financial statements to this prospectus. The statement of operations data for the three months ended September 30, 1998, December 31, 1998, March 31, 1999 and June 30, 1999, have been derived from our unaudited financial statements. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial position and results of operations for the period.

                                JULY 21, 1997                    THREE MONTHS ENDED                       YEAR
                                 (INCEPTION)   ------------------------------------------------------     ENDED
                                   THROUGH     SEPTEMBER 30,    DECEMBER 31,    MARCH 31,   JUNE 30,    JUNE 30,
                                JUNE 30, 1998       1998            1998          1999        1999        1999
                                -------------  --------------  --------------  -----------  ---------  -----------
STATEMENT OF OPERATIONS DATA:
Revenues......................   $        --    $         --    $        122    $     781   $   3,731   $   4,634
Cost of revenues..............            --               6           1,064        3,979       7,377      12,426
                                -------------  --------------  --------------  -----------  ---------  -----------
Gross loss....................            --              (6)           (942)      (3,198)     (3,646)     (7,792)
Operating expenses:
  Sales and marketing.........            --              11             138          290         437         876
  Product development.........            --               8             210          292         472         982
  General and
    administrative............            19              77             429        1,114       2,687       4,307
  Stock-based compensation....            --             110              46          188         892       1,236
  Depreciation and
    amortization..............            --               5              24           43         150         222
                                -------------  --------------  --------------  -----------  ---------  -----------
      Total operating
        expenses..............            19             211             847        1,927       4,638       7,623
                                -------------  --------------  --------------  -----------  ---------  -----------
Loss from operations..........           (19)           (217)         (1,789)      (5,125)     (8,284)    (15,415)
Interest and other income
  (expense), net..............            (6)             --              (6)          30          91         115
                                -------------  --------------  --------------  -----------  ---------  -----------
Net loss......................   $       (25)   $       (217)   $     (1,795)   $  (5,095)  $  (8,193)  $ (15,300)
                                -------------  --------------  --------------  -----------  ---------  -----------
                                -------------  --------------  --------------  -----------  ---------  -----------
Basic and diluted net loss per
  share.......................   $        --    $      (0.02)   $      (0.22)   $   (0.50)  $   (0.72)  $   (1.42)
Shares used to calculate basic
  and diluted net loss per
  share.......................        15,000          13,451           8,025       10,277      11,413      10,792
Pro forma basic and diluted
  net loss per share..........                                                                          $   (0.44)
Shares outstanding used in pro
  forma basic and diluted net
  loss per share
  calculation.................                                                                             34,800

                                                                                                  AS OF JUNE 30,
                                                                                                 1998       1999
                                                                                               ---------  ---------
BALANCE SHEET DATA:
Cash and cash equivalents....................................................................  $       1  $  24,035
Working capital (deficit)....................................................................        (23)    16,097
Total assets.................................................................................          1     47,501
Capital leases and notes payable, less current portion.......................................         --      3,527
Redeemable convertible preferred stock.......................................................         --      2,140
Deferred stock compensation..................................................................         --     (7,783)
Total stockholders' equity (deficit).........................................................        (23)    30,954

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS ALSO SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND NOTES TO THE FINANCIAL STATEMENTS INCLUDED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    NetZero is pioneering a new Internet service model that provides consumers with free and unlimited Internet access while offering online advertisers an effective way to reach those users through precise targeting technology.

    We were incorporated in July 1997 and launched our service in October 1998. For the period from inception until October 1998, we had no revenues and our operating activities related primarily to the development of our proprietary zCast software. Since launching our service, we have continued these operating activities and have also focused on:

       - developing changes to The ZeroPort to enhance its features and functionality;

       - implementing the zCast Server network cell infrastructure;

       - hiring personnel;

       - contracting with third-party communications providers;

       - selling advertising;

       - marketing our service to potential sponsors of placements on The ZeroPort; and

       - pursuing distribution arrangements such as those with Compaq and Xerox.

We have spent, and will continue to spend, significant resources on these activities.

    REVENUES. We generate revenues through banner advertisements, sponsorships on The ZeroPort, performance-based agreements, referrals of our users to other Web-sites and distribution agreements. Banner advertisements are images displayed in the window of The ZeroPort. A user can click on the image and be routed to an advertiser's Web-site. Advertisers pay us for the number of advertisements displayed, the number of times users click on advertisements, or based on other criteria. Sponsorships on The ZeroPort involve providing an advertiser the right to be displayed on the face of The ZeroPort or on a drop down menu for a specified period of time, usually one year or less. We may receive fees for this right alone, although many sponsorships also involve a commitment by us to deliver banner advertisements or fulfill performance criteria. Performance-based arrangements may involve payments dependent on the success of an advertising campaign, which may be measured by the number of times users visit a Web-site, purchase products or register for services. We also have the ability to refer users to advertisers' Web-sites when they log on to our service or when they click on buttons, drop down menus or the ticker window on The ZeroPort. Referral payments are, in general, based upon the number of times users are directed to advertisers' Web-sites. In distribution arrangements, we may be paid by third parties for the right to distribute the software containing our service with products of third parties. We do not expect distribution agreements to be material to our overall revenues.

    Historically, The ZeroPort was limited in its capabilities and our revenues have been generated primarily from non-targeted banner advertising, a majority of which has been sold through third parties such as Adsmart. We anticipate that a significant portion of our banner inventory will be sold in a similar manner in the future. We recently began generating revenues from selling targeted banner advertisements and by referring our users to a Web-site we developed with LookSmart.

    In August 1999, we released a substantially upgraded version of The ZeroPort with features offering additional ways to generate revenues, including selling exclusive and non-exclusive sponsorships of buttons and marquee space on The ZeroPort as well as sponsorships of a customizable ticker tape and browser window. For example, we entered into agreements with eBay, priceline.com, NetNation Communications, Ameritrade and FiNet for sponsorship of services offered on The ZeroPort or on drop-down menus on The ZeroPort. We have also entered into an agreement with Cisco Systems for sponsored advertising on The ZeroPort. Many of these agreements involve fee arrangements based on performance criteria. We intend to enter into similar arrangements with other entities. However, since we have limited experience marketing these types of arrangements, and have no actual experience with respect to the performance of such arrangements, we cannot predict the degree to which they will become part of our revenue mix.

    We anticipate that we will receive higher advertising rates for targeted advertisements and sponsorships than for non-targeted banner advertisements. However, we have limited experience in selling and managing these types of arrangements and there can be no assurance that we will successfully sell all of the various advertising services we intend to offer or that such arrangements will generate significant revenues or higher advertising rates. To date, we have sold targeted advertising based upon Web-sites visited, key word searches, and users' demographic information. In addition, the growth in our user base has resulted, and may result in the future, in situations where our advertising inventory capacity has increased faster than our ability to sell such inventory at desired rates. While we rely on agreements with third parties to sell a significant portion of our banner advertisements, such agreements are short term in nature and are subject to termination and pricing pressures. Due to increased costs associated with more users and greater inventory, our failure to renew such agreements or the failure of the combination of such agreements and the efforts of our in-house sales force to sell increased inventory at reasonable rates may materially and adversely affect our operating results. In addition, our success with performance-based fee arrangements may depend on our ability to effectively target users. We are in the early stages of that process and may encounter technical and other limitations on our ability to successfully target users, including limitations associated with privacy concerns. In addition, while we believe that the growth of our user base will enhance the value of our services to our advertising customers, there can be no assurance that we will adequately perform under these arrangements or that we will be able to replace such arrangements on comparable terms, if at all. The failure to generate significant sponsorships on The ZeroPort or the failure to replace significant contracts when they expire could adversely affect our revenues and results of operations.

    Banner advertising and sponsorship revenues are recognized in the periods in which the advertisement or sponsorship placement is displayed, based upon the lesser of impressions delivered over the total number of guaranteed impressions or ratably over the period in which the advertisement is displayed, provided that no significant obligations on our part remain and collection of the related receivable is probable. Our obligations typically include the guarantee of a minimum number of impressions or the satisfaction of other performance criteria. The guaranteed minimum number of impressions are generally required to be delivered over the term of the commitment which has generally averaged one to two months. Revenues from performance-based arrangements, including arrangements based on users' clicking on ads, buttons or other placements on The ZeroPort, are recognized as the related performance criteria are met. Referral revenues are recognized as referrals are made to advertisers' or sponsors' Web-sites, provided that no significant obligations on our part remain and collection of the related receivable is probable.

    Our advertising revenues are subject to the effects of seasonality. Advertisers typically purchase impressions on a forward basis. If purchasing patterns or timing of purchasing by advertisers were to change, our operations and quarter to quarter comparisons could be materially affected.

    Our revenues will be significantly affected by our ability to grow our user base. If we are unable to grow our user base or our user demographics are not attractive to advertisers, we may be unable to attract significant commitments from advertisers or satisfy our agreements with our advertisers relating to performance criteria.

    We do not currently anticipate that inflation will have a material impact on our results of operations.

    COST OF REVENUES. Cost of revenues consists of telecommunications costs, depreciation of our network equipment, occupancy costs and personnel and related expenses of our network. We intend to expend significant amounts of capital, which will result in increased depreciation expense associated with these capital expenditures, and to make significant commitments to future telecommunications capacity with the expectation of a rapidly increasing subscriber base and anticipated usage patterns. Telecommunications costs for network access are expensed as incurred. Our failure to accurately forecast our users' needs could result in significant overcapacity, which would adversely impact our results of operations. Conversely, underforecasting usage could adversely impact the ability of our users to receive adequate service and adversely impact our reputation and our ability to maintain or increase our subscriber base. We have a limited history in forecasting our users' requirements and there can be no assurance that we will be able to accurately forecast such requirements in the future.

    SALES AND MARKETING. Sales and marketing expenses include salaries, sales commissions, employee benefits, travel and related expenses for our direct sales force, fees paid to third-party advertising sales agents, marketing, and sales support functions. In an effort to increase our revenues, user base and brand awareness, we expect to increase significantly the amount of spending on sales and marketing over the next year. Marketing costs associated with increasing our user base, which to date have been minimal, are expensed in the period incurred.

    PRODUCT DEVELOPMENT. Product development costs include expenses for the development of new or improved technologies designed to enhance the performance of our service, including the salaries and related expenses for our software engineering department, as well as costs for contracted services, content, facilities and equipment. We believe that a significant level of product development activity is necessary for our business and intend to increase significantly the amount of spending to fund this activity.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses include salaries, employee benefits and expenses for our executive, finance, legal and human resources personnel. In addition, general and administrative expenses include fees for professional services and occupancy costs. We expect general and administrative expenses to increase in absolute dollars as we continue to expand our administrative infrastructure to support the anticipated growth of our business, including costs associated with being a public company.

    STOCK-BASED COMPENSATION. In connection with the grant of stock options to employees and the imposition of restrictions on shares of stock held by certain founders during the year ended June 30, 1999, we recorded total deferred compensation of approximately $9.0 million. This deferred compensation represented the difference between the deemed fair value of our common stock for accounting purposes and the exercise price of these options or shares at the date of grant. We are amortizing this amount over the vesting periods of the applicable options or shares, resulting in an expense of $1.2 million for the year ended June 30, 1999. Annual amortization of deferred stock compensation for options granted and restricted shares as of June 30, 1999 is approximately $4.0 million, $2.1 million, $1.2 million, and $500,000 for the years ending June 30, 2000, 2001, 2002 and 2003, respectively. Deferred compensation is presented as a reduction of stockholders' equity and amortized over the vesting period of applicable options, generally four years.

RESULTS OF OPERATIONS

    The following table sets forth selected statement of operations data as a percentage of total revenues:

                                                                          THREE MONTHS ENDED                 YEAR
                                                               ----------------------------------------      ENDED
                                                                DECEMBER 31,    MARCH 31,    JUNE 30,      JUNE 30,
                                                                    1998          1999         1999          1999
                                                               --------------  -----------  -----------  -------------
AS A PERCENTAGE OF REVENUES
Revenues.....................................................           100%          100%         100%          100%
Cost of revenues.............................................           872           509          198           268
                                                                    -------         -----        -----         -----
Gross loss...................................................          (772)         (409)         (98)         (168)
Operating expenses:
  Sales and marketing........................................           113            37           12            19
  Product development........................................           172            37           12            21
  General and administrative.................................           351           143           72            93
  Stock-based compensation...................................            38            24           24            27
  Depreciation and amortization..............................            20             6            4             5
                                                                    -------         -----        -----         -----
    Total operating expenses.................................           694           247          124           165
                                                                    -------         -----        -----         -----
Loss from operations.........................................        (1,466)         (656)        (222)         (333)
Interest and other income (expense), net.....................            (5)            4            3             3
                                                                    -------         -----        -----         -----
Net loss.....................................................        (1,471)%        (652)%       (219)%        (330)%
                                                                    -------         -----        -----         -----
                                                                    -------         -----        -----         -----

    THREE MONTHS ENDED JUNE 30, 1999

    REVENUES. Revenues for the quarter ended June 30, 1999 were $3.7 million, which represented an increase of $3.0 million, or 378%, from $781,000 for the quarter ended March 31, 1999. The increase was primarily attributable to revenues generated from our start page agreement with LookSmart, as well as increased sales of banner advertisements, primarily through our third-party sales force. In particular, we generated approximately $1.3 million, or 34% of our total revenues for the quarter ended June 30, 1999, from our agreement with LookSmart, which we entered into in April 1999. We also generated approximately $1.0 million, or 28% of our total revenues for the quarter ended June 30, 1999, from banner advertisements sold through Adsmart. This amount represented an increase of approximately $856,000 from the $178,000 of revenues generated from Adsmart for the quarter ended March 31, 1999, which represented approximately 23% of our total revenues for that period.

    COST OF REVENUES. Cost of revenues for the quarter ended June 30, 1999 was $7.4 million, which represented an increase of $3.4 million, or 85%, from $4.0 million for the quarter ended March 31, 1999. The increase was primarily attributable to increased telecommunications expense related to the growth in our user base and depreciation related to our network costs.

    SALES AND MARKETING. Sales and marketing expenses for the quarter ended June 30, 1999 were $437,000, which represented an increase of $147,000, or 51%, from $290,000 for the quarter ended March 31, 1999. The increase was primarily due to the hiring of additional direct sales force personnel.

    PRODUCT DEVELOPMENT. Product development expenses for the quarter ended June 30, 1999 were $472,000, which represented an increase of $180,000, or 62%, from $292,000 for the quarter ended March 31, 1999. The increase was primarily due to the hiring of additional software engineers.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses for the quarter ended June 30, 1999 were $2.7 million, which represented an increase of $1.6 million, or 141%, from $1.1 million for the quarter ended March 31, 1999. The increase was primarily due to the hiring of additional administrative personnel and increased professional and consulting expense.

    STOCK-BASED COMPENSATION. In the year ended June 30, 1999, we recorded total deferred compensation of $9.0 million in connection with stock option grants and restricted founders' shares. We are amortizing this amount over the vesting periods of the applicable options or shares, resulting in an expense of $1.2 million for the year ended June 30, 1999. Stock-based compensation for the year ended June 30, 1999 also includes a charge for $67,000 related to the issuance of options to purchase shares of Series A and B redeemable convertible preferred stock.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization for the quarter ended June 30, 1999 was $150,000, which represented an increase of $107,000, or 249%, from $43,000 for the quarter ended March 31, 1999. The increase was primarily attributable to the purchase of fixed assets to be used in the business.

    INTEREST AND OTHER INCOME (EXPENSE), NET. Interest income consists of earnings on our cash and cash equivalents. Interest expense consists primarily of interest expense on capital equipment leases. Interest income, net, for the quarter ended June 30, 1999 was $91,000, which represented an increase of $61,000 from net interest income of $30,000 in the quarter ended March 31, 1999. The increase was primarily attributable to interest on the $33.2 million in proceeds from our Series D preferred stock financing in May 1999.

    INCOME TAXES. As a result of operating losses and our inability to recognize a benefit from our deferred tax assets, we have not recorded a provision for income tax for the fiscal year ended June 30, 1999. We have provided a full valuation allowance on our deferred tax assets, consisting primarily of net operating loss carry-forwards of $5.9 million, because of uncertainty regarding their realizability.

    THREE MONTHS ENDED MARCH 31, 1999

    REVENUES. Revenues for the quarter ended March 31, 1999 were $781,000, which represented an increase of $659,000, or 540%, from $122,000 for the quarter ended December 31, 1998. The increase was primarily attributable to increased sales of banner advertisements.

    COST OF REVENUES. Cost of revenues for the quarter ended March 31, 1999 was $4.0 million, which represented an increase of $2.9 million, or 274%, from $1.1 million for the quarter ended December 31, 1998. The increase was primarily attributable to increased telecommunications expense related to the growth in our user base.

    SALES AND MARKETING. Sales and marketing expenses for the quarter ended March 31, 1999 were $290,000, which represented an increase of $152,000, or 110%, from $138,000 for the quarter ended December 31, 1998. The increase was due to the hiring of additional direct sales force personnel.

    PRODUCT DEVELOPMENT. Product development expenses for the quarter ended March 31, 1999 were $292,000, which represented an increase of $82,000, or 39%, from $210,000 for the quarter ended December 31, 1998. The increase was due to the hiring of additional software engineers.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses for the quarter ended March 31, 1999 were $1.1 million, which represented an increase of $685,000, or 160%, from $429,000 for the quarter ended December 31, 1998. The increase was primarily due to the hiring of additional employees, including Mark Goldston, our Chief Executive Officer.

    STOCK-BASED COMPENSATION. In the nine months ended March 31, 1999, we recorded total deferred compensation of $5.0 million in connection with stock option grants and restricted founders' shares. We are amortizing this amount over the vesting periods of the applicable options or shares, resulting in expense of $277,000 for the nine months ended March 31, 1999. Stock-based compensation in the nine months ended March 31, 1999 also include a charge for $67,000 related to the issuance of options on the Series A and B redeemable convertible preferred stock.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization for the quarter ended March 31, 1999 was $43,000, which represented an increase of $19,000, or 79%, from $24,000 for the quarter ended December 31, 1998. The increase was due primarily to the purchase of fixed assets to be used in the business.

    INTEREST AND OTHER INCOME (EXPENSE), NET. Interest income consists of earnings on our cash and cash equivalents. Interest expense consists primarily of interest expense on capital equipment leases. Interest income, net, for the quarter ended March 31, 1999 was $30,000, which represented an increase of $36,000 from net interest expense of $6,000 in the quarter ended December 31, 1998. The increase was primarily attributable to interest on the $11.4 million in proceeds from our Series C preferred stock financing in February 1999.

    INCOME TAXES. As a result of operating losses and our inability to recognize a benefit from our deferred tax assets, we have not recorded a provision for income tax for the nine months ended March 31, 1999. We have provided a full valuation allowance on our deferred tax assets, consisting primarily of net operating loss carry-forwards, because of uncertainty regarding their realizability.


    YEAR ENDED JUNE 30, 1999 COMPARED TO THE PERIOD FROM JULY 1, 1997 (INCEPTION) THROUGH JUNE 30, 1998



    We began business operations in October 1998, and as a result, operating results for the period from July 1, 1997 (inception) through June 30, 1998 included no revenues, no cost of revenues, and no expenses other than $19,000 of general and administrative expenses and $6,000 of miscellaneous expenses. Accordingly, the results for this period are not meaningful or material in comparison to the operating results for the year ended June 30, 1999.



    REVENUES. Revenues for the year ended June 30, 1999 were $4.6 million, compared to no revenue for the year ended June 30, 1998. The increase was primarily attributable to revenues generated from banner advertisements and revenues generated from our start page agreement with Looksmart, as well as increased sales of banner advertisements, primarily through our third party sales force. In particular, we generated approximately $1.3 million, or 28% of our total revenues for the year ended June 30, 1999, from our agreement with LookSmart, which we entered into in April 1999. We also generated approximately $1.2 million, or 26% of our total revenues for the year ended June 30, 1999, from banner advertisements sold through Adsmart.



    COST OF REVENUES. Cost of revenues for the year ended June 30, 1999 were $12.4 million, compared to no cost of revenues for the year ended June 30, 1998. The increase was primarily attributable to increased telecommunication expense related to the growth in our user base and depreciation related to our network costs.

    SALES AND MARKETING. Sales and marketing expenses for the year ended June 30, 1999 were $876,000, compared to no sales and marketing expenses for the year ended June 30, 1998. The increase was primarily due to the hiring of additional direct sales force personnel.



    PRODUCT DEVELOPMENT. Product development expenses for the year ended June 30, 1999 were $982,000, compared to no product development expense for the year ended June 30, 1998. The increase was primarily due to the hiring of additional software engineers.



    GENERAL AND ADMINISTRATIVE. General and administrative expense for the year ended June 30, 1999 increased to $4.3 million from $19,000 for the period from July 1, 1997 (inception) through June 30, 1998. The increase was primarily due to the hiring of additional management and administrative personnel and increased professional and consulting expense. The $19,000 of general and administrative expense for the period from July 1, 1997 through June 30, 1998 primarily represented employee salaries.



    STOCK-BASED COMPENSATION. Stock-based compensation for the year ended June 30, 1999 was $1.2 million, compared to no stock-based compensation for the year ended June 30, 1998. The increase was primarily due to stock option grants and restrictions placed on founders' shares.



    DEPRECIATION AND AMORTIZATION. Depreciation and amortization for the year ended June 30, 1999 was $ 222,000, compared to no depreciation and amortization expense for the year ended June 30, 1999. The increase was primarily due to the purchase of fixed assets to be used in the business.



    INTEREST AND OTHER INCOME (EXPENSE) NET. Interest income is comprised primarily of interest income earned on cash and cash equivalents. Interest expense is comprised primarily of interest expense on capital equipment leases. Interest income, net, for the year ended June 30, 1999, was $115,000, compared to no interest income or expense for the year ended June 30, 1998. The increase was primarily due to interest earned on the proceeds from the Series C and Series D preferred stock financings.


FACTORS AFFECTING OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION

    Our operating results may fluctuate substantially in the future as a result of a variety of factors, many of which are outside of our control, including those discussed elsewhere in this prospectus. We plan to significantly increase our operating expenses and capital expenditures to expand our sales and marketing efforts, promote the NetZero brand, continue to enhance the features and functionality of The ZeroPort, upgrade our internal network infrastructure, pursue new distribution channels and hire new personnel across all levels of our organization. We determine our operating expenses largely on the basis of anticipated growth in our revenues and some of our expenses are fixed in the short term. There are risks associated with the timing and achievement of revenue targets due to a variety of factors, and there can be no assurance that revenues will increase commensurately with expenses. We believe that our expenses will significantly exceed our revenues for the foreseeable future. As a result of these and other factors, our operating results may vary substantially from quarter to quarter. See "Risk Factors" starting on page 5 for a discussion of some of the factors which could lead to substantial operating losses.

    In addition, seasonal trends could affect the revenues we generate. To the extent that our revenues depend on the amount of usage by our users, any seasonal fluctuations in Internet usage could affect our revenues during such periods of fluctuation. We anticipate that user traffic levels will be impacted by the summer and year-end vacation and holiday periods. Moreover, the rate at which new users sign up for our services may be related to gifts or purchases of personal computers, which typically increase during the fourth quarter as a result of the holiday season and may decline during other periods. As a result, new user registration may be subject to seasonality.

However, because our operating history is so limited, it is difficult for us to accurately predict these trends and plan accordingly. Since our operating expenses are based on our expectations of future revenues, it is possible that seasonal fluctuations could materially and adversely affect our business, results of operations and financial condition.

    A small number of customers have accounted for, and may in the future account for, a significant portion of our revenues. For example, we derived approximately 27% of our revenues for the year ended June 30, 1999 and approximately 34% of our revenues for the quarter ended June 30, 1999 from an agreement with LookSmart. We also derived approximately 26% of our revenues for the year ended June 30, 1999 and approximately 28% of our revenues for the quarter ended June 30, 1999 from an agreement with Adsmart. Our agreement with LookSmart will expire in April 2000 and our agreement with Adsmart will expire in January 2000. Our business, results of operations and financial condition will be materially and adversely affected if we are unable either to renew our material agreements or to replace such agreements with similar agreements with new customers.

    Due to the foregoing factors, we believe that quarter-to-quarter comparisons of operating results are not necessarily a good indication of future performance.

LIQUIDITY AND CAPITAL RESOURCES


    Since our inception, we have financed our operations primarily through the private placement of equity securities, raising $46.9 million through June 1999. We have also received advance payments from LookSmart. During the year ended June 30, 1999, these payments totaled $4.0 million and, as of June 30, 1999, the deferred revenues related to these advance payments were $2.7 million. At June 30, 1999 we had $24.0 million in cash and cash equivalents.


    Net cash used for our operating activities was $9.4 million for the year ended June 30, 1999. Net cash used for operating activities consisted primarily of net operating losses and increases in accounts receivable and restricted cash balances, which were partially offset by increases in depreciation, stock-based compensation, accounts payable and deferred revenue.

    Net cash used for our investing activities was $13.4 million for the year ended June 30, 1999. Net cash used for investing activities consisted primarily of capital expenditures for computer equipment, purchased software, office equipment and leasehold improvements. As our operations expand, we anticipate that our planned purchases of capital equipment will require significant additional expenditures over the next 12 months.

    Net cash provided by our financing activities was $46.8 million for the year ended June 30, 1999. Net cash provided by financing activities was principally attributable to the private sale of convertible preferred stock.

    As of June 30, 1999, our principal commitments consisted of office and equipment leases. Future minimum cash payments under these non-cancelable commitments are $18.1 million through the year 2009.

    We expect to continue to incur significant capital expenditures in the future, including additions and enhancements to our server and network infrastructure, software licenses and furniture, fixtures and equipment. We presently anticipate that we will spend between $20 million and $60 million in capital expenditures during the year ending June 30, 2000. The actual amount of capital expenditures will depend on the rate of growth in our user base, which is difficult to predict and which could change dramatically over time. Technological advances may also require us to make capital expenditures to develop or acquire new equipment or technology. We intend to use a combination of our cash and capital lease financing to fund our capital expenditures in a manner which minimizes our cost of capital. However, we cannot assure you that we will be able to obtain lease financing on favorable terms, if at all. In the event we cannot, we would be required to use a greater portion of the proceeds from this offering to fund our capital expenditures.

    We currently anticipate that our existing cash and cash equivalents, the net proceeds from this offering, proceeds from equipment leases and any cash generated from operations will be sufficient to fund our operating activities, capital expenditures and other obligations through at least the next 12 months. However, we may need to raise additional capital in order to fund more rapid expansion, to expand our marketing activities, to develop new or enhance existing services or products, to respond to competitive pressures or to acquire complementary services, businesses or technologies. If we are not successful in generating sufficient cash flow from operations, we may need to raise additional capital through public or private financings, strategic relationships or other arrangements. This additional funding, if needed, might not be available on terms acceptable to us, or at all. Our failure to raise sufficient capital when needed could have a material adverse effect on our business, results of operations and financial condition. If additional funds were raised through the issuance of equity securities, the percentage of stock owned by our then-current stockholders would be reduced. Furthermore, such equity securities might have rights, preferences or privileges senior to those of our common stock.

YEAR 2000

    Many existing computer systems and software are coded to accept only two digit entries in the date code field and cannot distinguish 21st century dates from 20th century dates. If not corrected, various problems may arise from the improper processing of dates and date-sensitive calculations by computers and other machinery as the Year 2000 is approached and reached. These problems include system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar business activities. As a result, many companies' software and computer systems may need to be upgraded or replaced to comply with these "Year 2000" requirements.

    OUR STATE OF READINESS

    We are currently implementing the following assessment and processes in an effort to assess and remedy any Year 2000 issues which could impact our existing operations:

    Phase I: Assessment of Operations (completed in August 1999);

    Phase II: Prepare Formal Test Plan (completed in September 1999);

    Phase III: Implement Test (In process--estimated completion in September
1999); and

    Phase IV: Remediation of Year 2000 issues (In process--estimated completion in October 1999).

    We have completed our formal assessment of the impact that the Year 2000 problem may have on our existing operations and believe the following four distinct areas of our existing operations may be affected by the Year 2000 problem:

    INTERNALLY DEVELOPED SOFTWARE. We have internally developed a substantial portion of the systems and software that we use to operate and monitor our online operations. We designed and developed these systems and software to be Year 2000 compliant. Based upon our assessment and testing to date, we believe that our internally developed systems and software are Year 2000 compliant. We plan to complete testing of our existing internal systems and software by the end of September 1999.

    THIRD-PARTY HARDWARE AND SOFTWARE SUPPLIERS. We use third-party equipment and software and as a result, our ability to address Year 2000 issues is to a large extent dependent upon the Year 2000 readiness of these third parties' hardware and software products. These products include servers manufactured by Sun Microsystems, network equipment manufactured by Cisco, database management, financial application and other software licensed from Oracle, our advertisement server software from NetGravity, data storage equipment from EMC, and JAVA, a programming language licensed from Sun Microsystems that we use to implement most of our internally developed software. We have reviewed documentation on Year 2000 compliance prepared by the third parties from whom we have purchased hardware and software products. Based upon our review of such documentation and the fact that we either purchased the most current product versions available from these third parties or installed the latest patches or upgrades available, we believe these applications are Year 2000 compliant.

    TELECOMMUNICATIONS CARRIERS. We are entirely dependent on our telecommunications carriers to provide access between their networks and our network. We have initiated discussions with all of our telecommunications carriers to determine the extent to which we are vulnerable to those third parties' Year 2000 issues. We have obtained Year 2000 readiness disclosure statements from these carriers which confirm that their systems are Year 2000 compliant or that they are in the process of becoming Year 2000 compliant. We expect to resolve any significant Year 2000 issues with our telecommunications carriers; however, in the event they do not achieve Year 2000 compliance, we may have to seek alternate suppliers of telecommunications services.

    NON-IT SYSTEMS. Our non-information technology systems, such as heating and air conditioning, security systems and other embedded technology, may also be subject to Year 2000 risks. We have obtained Year 2000 compliance statements from the manufacturers of our non-IT systems, all of which were placed in service in 1999. In addition, based on our assessment to date, we believe that these systems are Year 2000 compliant.

    In addition, we plan to continue to assess and test any new systems that we add to our operations for Year 2000 compliance.

    THE COSTS OF ADDRESSING OUR YEAR 2000 ISSUES

    To date, we have not incurred any material expense in connection with identifying, evaluating and remediating Year 2000 compliance issues. We believe that substantially all of the expense that we will incur in the future relating to the Year 2000 problem will be costs associated with time spent by our employees in the evaluation process and Year 2000 compliance in general. We do not expect the total costs of our Year 2000 compliance efforts to be material. However, if these costs are substantially higher than we anticipate, they could have a material adverse effect on our business.

    THE RISKS ASSOCIATED WITH OUR YEAR 2000 ISSUES

    If Year 2000 issues prevent our users from accessing the Internet, our business and operations will suffer. Any failure of our systems and our communications infrastructure with respect to the Year 2000 problem could result in:

       - increased user turnover and corresponding loss of advertising revenues resulting from decreased impressions; or

       - increased allocation of our resources to address Year 2000 problems without additional revenues commensurate with such dedication of resources.


Please see "Risk factors--Failure to achieve Year 2000 compliance may have material adverse effects on our business" on page 14 for more information on the risks we face regarding Year 2000 issues.

    OUR CONTINGENCY PLANS

    We have not completed our contingency plan with respect to Year 2000 risks. However, we plan on completing our contingency plan in the near future.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In March 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-1, "Software for Internal Use", which provides guidance on accounting for the cost of computer software developed or obtained for internal use. We expect that the adoption of SOP 98-1 will not have a material impact on our financial position, results of operations or cash flows. We will be required to implement SOP No. 98-1 in the first quarter of fiscal 2000.

    In April 1998, the AICPA issued SOP No. 98-5, "Reporting on the Costs of Start-Up Activities". SOP No. 98-5 requires that all start-up costs related to new operations must be expensed as incurred. In addition, start-up costs that were capitalized in the past must be written off when SOP No. 98-5 is adopted. We expect that the adoption of SOP No. 98-5 will not have a material impact on our financial position, results of operations or cash flows. We will be required to implement SOP No. 98-1 in the first quarter of fiscal 2000.

    In June 1998, The Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". The statement requires the recognition of all derivatives as either assets or liabilities in the balance sheet and the measurement of those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the planned use of the derivative and the resulting designation. Because we do not currently hold any derivative instruments or engage in hedging activities, the impact of the adoption of SFAS No. 133 is not currently expected to have a material impact on our business, results of operations or financial condition. We will be required to implement SFAS No. 133 in the first quarter of fiscal 2001.

                                    BUSINESS

NETZERO

    NetZero is pioneering a new Internet service model that provides consumers with free and easy access to the Internet while offering online advertisers an effective way to reach those users through our proprietary targeting technology. We offer users a simple and compelling proposition-- free and unlimited Internet access, as well as free e-mail and navigational tools to enhance their online experience. The value of NetZero's proposition is evidenced by our growth; between our October 1998 launch and August 31, 1999, approximately 1.68 million users registered for our service. During August 1999, approximately 891,000 of these users accessed our service and were delivered over 1.15 billion advertising impressions. Our services are offered in over 1,600 cities nationwide.

    When users access the Internet through our service, we display a small window on their computer screen called The ZeroPort which is always visible while they are online, regardless of where they navigate. Users can move The ZeroPort to different locations on their screens but cannot close it or reduce its size. The ZeroPort displays advertisements, advertiser-sponsored buttons, icons and drop-down menus. By clicking on The ZeroPort, users can navigate directly to sites and services such as news, sports, finance and shopping. We generate revenues by selling advertisements and sponsorships on The ZeroPort and by referring our users to sponsors' Web-sites. We also generate revenues from performance-based arrangements with advertisers and merchants when our users subscribe for services, purchase products or satisfy other performance criteria.

    Our service is based on two key principles. First, we provide users free Internet access and other free services. We obtain demographic information when users register for our services, which we supplement with our ability to track their online activity. Second, we offer advertisers access to a large audience and enable them to target messages, based on user demographics and online behavior, for extended periods of time. Our model combines certain of the characteristics of network television--where a mass audience has free access to an advertising-supported medium-- with the targeting advantages of direct marketing. Our objective is to redefine the Internet access model and the way products and services are marketed online by creating a service funded by advertising, not by Internet access fees.

INDUSTRY BACKGROUND

    GROWTH OF THE INTERNET

    The emergence and wide acceptance of the Internet has fundamentally changed how millions of people worldwide share information, communicate and conduct business. International Data Corporation estimates that the number of Internet users in the United States will increase from approximately 63 million in 1998 to approximately 177 million by the end of 2003. The growth in Internet usage is being driven by a number of factors, including:

       - a large and growing installed base of personal computers;

       - easier, faster, and more reliable access to the Internet;

       - improvements in network security, infrastructure and bandwidth;

       - the rapidly expanding availability of online content and commerce sites; and

       - an increasing amount of offline advertising promoting the Internet.

    TRADITIONAL INTERNET ACCESS

    There are more than 6,000 Internet service providers in the United States today, varying widely in geographic coverage, user focus and the nature and quality of services provided to users. With the exception of a few large providers, the vast majority of Internet service providers do not offer branded nationwide coverage. A number of Internet service providers are beginning to supplement their basic access with services such as electronic commerce and telecommunications.

    Internet service providers generally charge users monthly access fees and fees for additional services, such as hosting users' Web-sites. We believe that users spend an average of approximately $250 per year for Internet access. Telecommunications costs associated with providing dial-up Internet access have declined in recent years with the emergence of wholesale providers that resell capacity to Internet service providers. These providers have built and continue to build networks on a large scale and are able to spread the cost of their networks over multiple Internet service providers. Though access fees charged to users have declined over time, they have not fallen as quickly as the costs of personal computers or telecommunications. We believe that while users are generally focused on speed and reliability as they evaluate Internet access services, they are also increasingly focusing on cost, particularly as their other computing costs decline and since the rest of their online experience is generally free.

    GROWTH OF INTERNET ADVERTISING

    Traditional television, radio and print advertising has focused on building awareness-- repeating a branded message with high frequency to a large audience--rather than targeting individual users based on demographics or behavior. The Internet has emerged as an attractive new medium for advertising because it offers features that are unavailable in traditional media. For example, the Internet enables advertisers to target specific types of users, receive direct feedback on their advertisements, and capture valuable data on user preferences while reaching a broad, global audience.

    The Internet also represents an attractive medium for direct marketing, which has traditionally been conducted through direct mail and telemarketing. The interactive nature of the Internet enables direct marketers to deliver targeted promotions to users. The success of any direct marketing campaign is generally measured by the response rate of users. The Internet has the potential to enable direct marketers to increase user response rates and decrease costs per transaction by targeting campaigns to particular users based on their demographic profile, interests and online behavior. Forrester Research estimates that the amount spent on Internet advertising in the United States will grow from $2.8 billion in 1999 to $22 billion in 2004.

    LIMITATIONS OF CURRENT INTERNET ADVERTISING

    While the Internet offers advertisers and direct marketers a number of advantages over traditional media, there remain significant challenges to realizing the full potential of online advertising. To date, online advertising has generally consisted of banner advertisements and sponsorships on heavily trafficked portals and other Web content sites. We believe that users who visit those sites tend not to spend a great deal of time on any one page and can generally scroll traditional banner advertisements off of their screens, leading advertisers to increasingly question the effectiveness of these advertisements. In addition, most online advertisers are unable to successfully target their audiences, largely due to a lack of precise demographic and navigation data on users. As advertisers and direct marketers continue to increase their online spending, they are seeking solutions and technologies which will enable them to deliver highly-targeted messages, receive real-time feedback and capitalize on other potential advantages of online advertising.

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THE NETZERO SOLUTION

    We have created a business model that provides free, unlimited Internet access to users and a powerful direct marketing tool for advertisers and sponsors.

    OUR VALUE PROPOSITION TO USERS

    FREE, UNLIMITED INTERNET ACCESS AND E-MAIL. We offer users free, unlimited access to the Internet and navigational tools to enhance their online experience. We also provide each of our users with a free e-mail account. Users can access our services with a computer running Windows 95, Windows 98 or Windows NT 4.x and with at least 16 MB of RAM, a 14.4 kbps or faster dial-up modem and any standard Internet browser.

    THE ZEROPORT. We combine navigational tools with our other service to enhance our users' online experience. The ZeroPort contains buttons conveniently displayed in a dashboard-like setting around the advertising window. These buttons enable users to go directly to specific Web-sites across a variety of categories. For example, The ZeroPort has a button that allows users to search the Internet through LookSmart, an Internet services directory that currently appears as the start page for our service. The ZeroPort also includes a customizable ticker which displays sports, headlines, stock quotes and news. Our users can link directly to various Web-sites by clicking on quotes that appear on the ticker. We continually evaluate the need to add additional functionality and features to The ZeroPort. Our user data enables us to deliver information and advertising intended to be tailored to our users' interests.

    The following schematic illustrates The ZeroPort:

[Graphic depiction of The Zero Port, including an advertising window, sponsorship buttons and information ticker appears here]

    OUR VALUE PROPOSITION TO ADVERTISERS AND DIRECT MARKETERS

    PROMINENT AND SUSTAINED ADVERTISING MEDIUM. In contrast to most portal and content sites which display advertising, NetZero remains with users the entire time they are online. Once users are logged on through NetZero, The ZeroPort remains in full view throughout the session, including when they are waiting for pages to download, navigating the Internet and even engaging in non-browsing activities such as sending or receiving e-mail. The constant visibility of The ZeroPort allows advertisements to be displayed for a specified period of time, typically from 20 to 40 seconds.

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    DYNAMIC TARGETING AND INFORMATION GATHERING.  Our users provide demographic information, such as age, gender, income, geographic location and personal interests, when they register for our service. In addition, our proprietary zCast technology allows us to track our users' behavior the entire time they are online through our service. As a result, we are able to deliver targeted advertisements based on information provided by users during the registration process, actual Web-sites visited, Web-site then being viewed, or a combination of this information, and measure their effectiveness. For example, a local bank could deliver ads only to users who live near the bank, based on information provided by the user at the time of registration. Users can also receive ads from a brokerage firm when they are viewing sites containing stock quotes or financial news, or receive promotions from a bookseller when browsing sites containing book reviews. We also offer advertisers the ability to display ads in The ZeroPort while users are viewing a competitor's Web-site or when viewing the advertisers' own Web-site, thereby complementing their site and precluding competitive ads from being displayed at that time. In general, the actual data we use to target advertisements varies for each targeted advertising arrangement.

    PERFORMANCE-BASED ADVERTISING. While the Internet has emerged as an important mass advertising medium, advertisers are increasingly seeking solutions to ensure that they maximize their return on investment. To meet the demands of advertisers who value specific results from their online marketing campaigns, we intend to offer pricing alternatives where we are paid only if our users link to an advertiser's site and subscribe for services, purchase products or satisfy some other performance criteria.

THE NETZERO STRATEGY

    Our objective is to redefine the Internet access model and the way products and services are marketed online by creating a service funded by advertising, not by Internet access fees. The key elements of our strategy are:

    BUILD A PREMIER BRAND. We believe that establishing brand awareness is critical to attracting and retaining users and advertisers and intend to make brand building prominent in our marketing efforts. Our strategy is to promote the perception of the NetZero brand among users as a premier provider of Internet services and among advertisers as the most effective means of targeting potential customers. To achieve this objective, we plan to advertise the NetZero brand extensively online, as well as through traditional media, including television, radio and print advertising. We plan to support the quality brand image conveyed through our marketing campaign by establishing sponsorship relationships with leading online and offline consumer brands as advertisers.

    INCREASE USER BASE. We intend to continue to rapidly increase our user base. Aggregating a large audience will provide economies of scale, increase our attractiveness to advertisers and enhance our ability to enter into strategic marketing arrangements. To date, our user base has grown almost exclusively through word-of-mouth referrals by existing users. We plan to expand our audience through more aggressive user-acquisition programs, including co-branding, distribution of compact discs to install our service, bundling and retail distribution relationships, and television, radio and print advertising.

    IMPROVE USER EXPERIENCE. We will continue efforts to improve the experience of users and maximize their retention by enhancing the technical capabilities and ease of use of our service, making our users' online experience more relevant and personal, providing additional user support options and adding new services.

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
    PURSUE DIVERSE REVENUE SOURCES. Our service enables us to pursue revenues from diverse sources, including banner advertising, sponsorships and electronic commerce. Advertisers and merchants pay us for placements of ads and sponsorships on The ZeroPort and for referrals to their Web-sites. We also offer advertisers enhanced advertising and tracking tools and generate fees through referrals and other arrangements when our users open accounts with, or purchase products or services from, our advertisers.

    MAXIMIZE SALES AND MARKETING EFFICIENCY. We intend to continue to pursue a two-pronged strategy to sell and market advertising and sponsorship on The ZeroPort. First, our internal sales and marketing organization will focus on developing innovative sponsor relationships with leading brand marketers in addition to selling banner advertisements on The ZeroPort. We believe sponsoring arrangements will tend to have longer terms, elements of exclusivity and higher rates than typical banner advertising. Second, we will leverage the resources of outside sales organizations to enhance our ability to sell large quantities of ad inventory within a short period of time. We have entered into agreements with Adsmart and other companies to augment our efforts to sell traditional banner advertising as we continue to expand our internal sales organization.

    MINIMIZE NETWORK COSTS. Network costs associated with providing our service are a major component of our cost structure. Our strategy of purchasing telecommunications capacity from third-party wholesale providers, rather than building and managing our own network, has enabled us to rapidly expand the geographic scope of our service and accommodate user growth while reducing capital expenditures. Although we may at some point consider investing in various forms of networking infrastructure, particularly in cases where a given type of access would otherwise be difficult or prohibitively costly to obtain, we currently intend to continue using wholesale providers and to negotiate volume discounts as our purchasing power increases. We believe this will enable us to reduce costs, continue to rapidly expand our service coverage and ensure reliable service through multiple wholesale providers.

    We also believe that our strategy of using wholesale providers will enable us to remain network-independent and to switch providers or technologies as cost or performance improvements become available. As a result, we believe we can be flexible in responding to user demand for higher-speed access and other types of improved service such as DSL, cable modems, high-speed wireless access and other broadband technologies.

SOURCES OF REVENUE

    We generate revenues from the following services. An agreement with a significant customer typically involves a number of the services offered to maximize the effectiveness of the customer's advertising or sponsorship campaigns.

    BANNER ADVERTISING. Our advertisers can purchase standard "banner advertising" which is advertising displayed through The ZeroPort on a user's computer screen. Our banner ad rates are comparable to those generally available for banner advertising. Advertisers typically purchase banner ads on a cost-per-thousand ads displayed basis, or on a cost-per-click basis which is measured by the number of times users click on that specific advertisement. Advertisers can also purchase targeted advertising on The ZeroPort so that their advertisements are displayed only to users satisfying the criteria specified by our advertisers, such as gender, interests, language preferences and geographic location. We also offer advertisers the opportunity to target specific Web-sites so that their ads are displayed on The ZeroPort when users are viewing those Web-sites, including those of competitors of the advertisers. They can also purchase advertising space on The ZeroPort when users are viewing advertisers' own Web-sites, which allows them to complement the site and preclude competitors from displaying their advertisements on The ZeroPort at that time. We charge our advertisers premium rates for targeted advertising services. Direct advertisers that have

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
placed banner advertisements on The ZeroPort include Bell South, eBay, Microsoft, Netscape and theglobe.com.

    SPONSORSHIP. The ZeroPort contains a number of buttons and drop-down menus, additional advertising space above the banner advertising window and a customizable ticker tape and browser window which are available for sponsorship by advertisers. The buttons and drop-down menus are organized into categories such as news, sports, finance and shopping. These buttons and drop-down menus automatically link users to the sponsor's Web-site when they are clicked on. This allows advertisers to purchase exclusive or non-exclusive sponsorships for a specific category, and helps direct interested users to their sites. Our sponsorship arrangements differ from banner advertisements in that a sponsor's name or logo is displayed on the face of, or on a drop-down menu on, The ZeroPort for the term of the sponsor's contract, while banner advertisements generally rotate throughout a user's session. The ticker tape displays sports, news and stock market quotes.

    WEB-REFERRALS. We have the ability to direct users to other parties' Web-sites when they log on to our service or when they click on buttons or other placements on The ZeroPort. For example, our agreement with LookSmart provides that, with some exceptions, each user who logs on to our service or clicks on the search or start button on The ZeroPort will automatically be directed to a start page or search page which contains the brands of both LookSmart and NetZero. In each instance, NetZero is paid a specified sum. LookSmart manages the start and search pages. The agreement expires April 30, 2000.

    INTERNET COMMERCE. We have entered into arrangements with merchants who sell goods and services over the Internet where we receive fees based on the number of users who are referred to their Web-site, subscribe for their services, purchase their products, or satisfy other performance criteria. These arrangements are based on advertisements and sponsorships on The ZeroPort, as well as on targeted e-mail messages sent directly by advertisers to users who elect to receive such messages via their free e-mail accounts. An example is our agreement with Fleet Credit Card Services to develop and market co-branded credit card accounts as well as Fleet proprietary credit card accounts. Fleet will purchase a minimum number of advertising impressions, pay additional fees for each credit card account opened through The ZeroPort, and pay royalties for open credit card accounts. The agreement also provides that Fleet will market and distribute the NetZero service. In exchange, NetZero will deliver a minimum number of credit card accounts and a minimum number of impressions advertising Fleet products and services. NetZero has also agreed not to advertise or market co-branded credit cards other than Fleet's during the term of the agreement.

    OTHER. We also receive revenues from various other sources, including distribution arrangements where we receive revenues for allowing others to include our software with their products and services. For example, we receive revenues from a distribution agreement with Xerox in which we are paid to allow Xerox to include our software with its products. We also intend to pursue similar arrangements in the future as well as other diverse revenue opportunities.

    Our revenues from any of the above sources could include a variety of fee arrangements, including fixed fees or fees based on the number of users referred to the advertiser, the number of ads delivered, other performance criteria, or any combination of the foregoing. During the year ended June 30, 1999, LookSmart and Adsmart accounted for approximately 27% and 26%, respectively, of NetZero's revenues. No other customer accounted for more than 10% of NetZero's revenues during that year.

    The success of our revenue model will depend on a variety of variables including the number of users accessing our service, the time they spend on line, the frequency with which they access advertisers' products and services through The ZeroPort and the amounts we are able to charge advertisers for our services. A portion of our operating costs are covered by revenues from banner advertising on The ZeroPort and from referrals to third party Web-sites, such as our start page agreement with LookSmart. We intend to increase revenues from these sources, primarily through growth in our user base and the use of targeted advertising. We intend to create additional sources of revenue that do not have incremental telecommunications costs. For example, a new user may decide to set up an account with Ameritrade and to acquire a Fleet co-branded credit card. If this occurs, we will generate additional revenues while incurring no additional telecommunications costs. Our objective is to generate enough additional sources of revenue, without commensurate increases in costs, to achieve profitability. However, due to our limited history, our lack of experience with respect to our sources of revenue, the uncertainty of our future cost structure and other factors, we are unable to predict the relative importance of our various revenue sources and when, or if, we will generate sufficient revenues to cover our operating costs.

    Our longer-term objective is to generate electronic commerce revenues that do not have incremental telecommunications costs. For example, a new user may decide to set up an account with Ameritrade or acquire a Fleet co-branded credit card. If this occurs, we will receive incremental revenue without incurring any additional telecommunications costs of providing service to that user. However, because of our limited operating history, we do not have enough meaningful experience to predict the success and relative importance of our revenue sources to our ultimate profitability.

SALES AND MARKETING

    ADVERTISING SALES

    We sell traditional banner advertising through third party advertising firms, including Adsmart. Adsmart purchases a specified volume of our banner advertising inventory at specified rates. Our agreement with Adsmart expires in February 2000. We also sell and market banner advertisements and sponsorship on The ZeroPort through our direct sales force, which comprised 12 people as of June 30, 1999. Our sales force is structured as a multi-region organization with regional managers, key account managers and a national planning group. Our sales personnel operate out of our headquarters in Westlake Village, California and our offices in New York and San Francisco. We intend to continue to capitalize on our agreements with third parties to sell traditional banner advertising as we continue to expand our internal sales organization.

    We recently started selling sponsorships for placements on, and links from, The ZeroPort. For example, we granted eBay the sponsorship for person-to-person auctions, linking eBay to the "Auction" button or a drop-down menu on The ZeroPort, and we granted FiNet the sponsorship for mortgage services, linking FiNet to a drop-down menu on The ZeroPort. We have also entered into agreements with priceline.com and Ameritrade to link and refer our users to their Web-sites from within The ZeroPort, and an agreement with Cisco Systems, which provides sponsorship advertising within The ZeroPort. We expect our sponsorship arrangements could involve some level of exclusivity. Sponsorship advertising involves a greater degree of integration and consultation between NetZero and the marketer than banner advertising arrangements. We intend to focus our sales and marketing organization on building and sustaining these relationships, including working to select the appropriate media strategy based on the sponsor's requirements for timing, number of impressions and desired response rate.

    USER ACQUISITION

    To date, we have relied extensively on word-of-mouth marketing to attract the vast majority of our users. Historically, our users have either downloaded our software from our Web-site or contacted us by phone or e-mail to have a compact disc containing our software shipped to them. We plan to increase our user marketing efforts, including television, radio and print media advertising, direct marketing campaigns such as widespread direct mailing and distribution of compact discs to install our software, and bundling, co-branding, and retail distribution arrangements. For instance, we have entered into the following distribution arrangements to build our brand, acquire users and generate revenues:


    COMPAQ. In April 1999, we entered into a 12-month agreement with Compaq under which Compaq bundles and distributes our NetZero software with its Presario products. Compaq pays for substantially all of the marketing, distribution and advertising costs of the bundled product in exchange for up to 10% of The ZeroPort's banner advertising inventory on NetZero sessions initiated from the bundled Presario products. In addition, all users who sign up for NetZero's service through software installed on the bundled product are directed to a Web-site determined by NetZero each time they log-on to NetZero's service for the term of the agreement. Each time a user logs on to NetZero's service on the Presario product during the term of the agreement, NetZero is required to pay Compaq $0.02. The agreement also provides that through February 2000, Compaq is generally restricted from offering any other free Internet access services on its Presario products and that we are restricted from bundling our service with the personal computers of any other manufacturer and entering into any agreements with Compaq's retailers for the distribution of our services.


    XEROX. In June 1999, we entered into a non-exclusive arrangement with Xerox under which Xerox agreed to bundle and distribute compact discs for installing our software with its computer peripheral products. Xerox has agreed to pay us a fee per compact disc and purchase advertising from us through December 1999.


    FLEET. Our agreement with Fleet Credit Card Services also provides that Fleet will market and distribute NetZero's service. See "--Sources of Revenues--Other" on page 41 for more information on our agreement with Fleet.


USER SUPPORT

    Our user service strategy is to build programs designed to increase user satisfaction and retention, while controlling costs and accommodating our rapid growth. To date, our user service has been handled in-house, but we plan to engage in selective outsourcing of certain aspects of our user service to vendors to provide us with greater efficiency and scalability for future growth.

    We provide online and offline "self-help" services that provide a variety of support options to our users, including our SPEEDY Assistant offline software which is loaded onto the user's computer when the service is initially installed from the compact disc and can also be downloaded from our Web-site. This offline tool assists users in loading and operating our software, provides answers to common questions and helps users set up their e-mail account through step-by-step instructions. We also provide comprehensive help, tutorials, advisories, answers to frequently asked questions and tips via our Web-site, fax back support and e-mail. We intend to provide the same support via real-time chat and message boards. We also provide telephone support between 8:00 a.m. and 9:00 p.m. PST, Monday through Saturday. We have entered into an agreement with Taima Corporation to have Taima develop and provide a "pay for what you need" program which will provide our users with toll-free telephone access, 24 hours per day, 7 days per week, to a support representative. Users will pay Taima for its services on a per-incident basis.

    Our user service organization continually monitors different quantitative measurements such as average wait time, first call resolution rate and abandon rate. We plan to implement a problem tracking system that will allow recurring problems to be identified and communicated to the appropriate user service function for resolution. We are also in the process of enhancing our in-house support system through the addition of an e-mail distribution system and a dynamic Web-based database. The database will be accessible by our outsourcing partners, in-house user service representatives and our customers on a real-time basis to provide answers to frequently asked questions and to ensure delivery of user service in a consistent manner.

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
TECHNOLOGY

    We have developed and continue to expand a proprietary software system called zCast that enables us to track our users' navigational activities and to deliver highly-targeted advertising. zCast has two major components:

    THE ZCAST CLIENT SOFTWARE

    The zCast Client application is the software product that includes The ZeroPort which is installed on all of our users' personal computers. The ZeroPort is visible and appears on top of other windows while a connection to NetZero's service is maintained. The zCast Client performs multiple tasks, including:

       - establishing a connection to the NetZero service;

       - capturing demographic information;

       - authenticating a user via a user ID and password;

       - tracking Web-sites visited;

       - managing the display of advertising banners;

       - targeting advertising based on Web-sites visited and on keyword search;

       - logging the number of times an ad was shown and the number of times an ad was clicked on;

       - monitoring the quality of the online session including dial-up and network errors;

       - providing a mechanism for customer feedback;

       - short-cut buttons to content sites;

       - an information ticker for stocks, sports and news; and

       - a new message indicator.

    We intend to continue to extend the functionality of The ZeroPort to enhance our users' experience.

    The zCast Client is a JAVA application that runs on a user's personal computer. Using JAVA affords us the ability to run on multiple operating systems with minimal code changes. In addition to JAVA, native Microsoft Windows applications and system files are used to extend the functionality of the zCast Client. The zCast Client currently operates on the Windows 95, Windows 98 and Windows NT 4.x operating systems. We also plan to operate on the Apple Macintosh operating system in the future.

    THE ZCAST SERVER NETWORK

    The zCast Server network is a group of software applications running on multiple servers that manage and collect important data relating to each user's online session. The servers consist of the following components:

    APPLICATION SERVER. The application server software interacts with The ZeroPort to send and receive information such as authentication, playlists of advertisements and impression and click counts. This proprietary software is written in JAVA, which helps make interaction between The ZeroPort and the server seamless and robust. The application server also distributes the traffic loads utilizing various hardware and software products, both of which enhance the scalability of the system.

    DATABASE SERVER. The database server stores session information, user information and ad display and click counts. This server is based on Oracle database technology and is designed by NetZero to handle very large volumes of data.

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
    AD SERVER. The ad server manages the ad inventory and determines which ads users will view during their online session. This server is based on NetGravity technology and has been customized by NetZero to create a playlist of advertising banners for each online session. The implementation of the NetGravity ad server has been further customized to significantly improve its performance and scalability.

    All of the above components run on Sun Microsystems' servers and are connected to disk arrays. These provide NetZero with the ability to quickly scale and improve overall system performance.

    We are in the process of implementing a multiple "cell" architecture to enhance the scalability of the zCast Server network. Each cell, which will operate independently of other cells, will consist of application servers, database servers and ad servers and is being designed to handle two to three million users, based on current average usage. Once implemented, we intend to balance traffic across different cells based on capacity, providing us with a fault-tolerant infrastructure.

    As part of our free Internet service, we provide industry standard POP3 e-mail accounts for our registered users. POP3 e-mail can be accessed by most popular e-mail client software applications such as Microsoft Outlook Express. Our e-mail servers run Qmail software in a Sun Sparc Solaris environment. We have modified and continue to modify the Qmail server software to provide the capacity to service millions of users. We have placed rigorous anti-spamming mechanisms in place on our e-mail servers to limit abuses of our free e-mail service.

COMMUNICATIONS NETWORK

    To use our services, users initiate telephone connections between their personal computers and computer hardware in local or regional telecommunications facilities known as points of presence. We contract for the use of points of presence around the country from various wholesale providers, including GTE Internetworking, Level 3 Communications, NaviNet and Apex Global Information Systems. These providers also carry our data between their points of presence and our central computers in Los Angeles, California. Through our network providers, we are able to offer local dial-up phone numbers in over 1,600 cities across the United States. Thus, our users typically bear no expenses for communication beyond the cost, if any, of an ordinary local or regional phone call. Our service provides full point-to-point protocol access to the Internet, and supports the v.90 standard for 56 kbps connections and Integrated Services Digital Network, or ISDN, in certain areas. We continuously monitor network service levels around the country and work with our partners to help maintain high levels of network availability and throughput for our users.

    Our agreements with wholesale telecommunications providers are generally structured in one of two ways. We have usage agreements under which we are charged for the aggregate number of hours that our users are connected to a provider's network. We also have capacity agreements under which we are charged for a fixed amount of wholesaler's telecommunications capacity in specific locations whether or not the capacity is actually used. Our contract with GTE is a usage agreement that expires in December 2000 and includes a minimum purchase commitment which extends through July 2000. Our contract with Level 3 Communications is a capacity agreement under which we have committed to minimum telecommunications capacity for up to three years.

    Our zCast and e-mail servers reside at a facility provided by Level 3 Communications in Los Angeles, California and at our data center in our offices in Westlake Village, California. Our data center is equipped with battery and generator power backup systems to prevent outages from interruption of utility power to the building.

COMPETITION

    We compete for users and advertising customers.

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    COMPETITION FOR USERS

    We believe that the primary competitive factors determining success in the market for Internet users include a reputation for reliability of service, effective customer support, pricing, easy-to-use software, geographic coverage and scope of services. Other important factors include the timing and introduction of new products and services and industry as well as general economic trends. While we believe that we compete favorably with respect to these factors, numerous of our competitors may have an advantage over us with respect to specific factors. We currently compete with established online service and content providers, such as America Online, The Microsoft Network, independent national Internet service providers such as EarthLink, MindSpring and Prodigy, numerous regional and local commercial Internet service providers, and portals and search engines such as Yahoo! and Alta Vista. Some of these providers offer significantly greater customer support and scope of services than we currently offer, such as instant messaging and online content. We also compete against other companies that offer free Internet access services or free products, such as personal computers, bundled with, or as promotions for, access services, and we expect that more companies will begin to offer such services or products in the future. We also compete with, and expect increased competition from, telecommunications service providers, such as AT&T, GTE and MCI WorldCom. These companies generally have far greater resources, distribution channels and brand awareness as well as lower costs because they control the telecommunications services we are required to purchase. This cost advantage, which could result in significant discounts to the user, could significantly increase competitive pressures on us. We also believe that new competitors, including large computer hardware and software, media and telecommunications companies, will continue to enter the Internet access market and that our competition will increase as large diversified telecommunications and media companies acquire Internet service providers and as Internet service providers consolidate into larger, more competitive companies. Diversified competitors may also bundle other services and products with Internet connectivity services, potentially placing us at a significant competitive disadvantage.

    We also face competition from companies that provide broadband connections to users' homes, including local and long-distance telephone companies, cable television companies, electric utility companies, and wireless communications companies. These companies may use broadband technologies to include Internet access or business services such as hosting a user's individual Web-site in their basic bundle of services or may offer Internet access or business services for little or no additional charge. Broadband technologies enable users to access the Internet at much faster speeds than the dial-up service we currently offer. While the market for such broadband technologies is still emerging, we believe it will continue to grow and pose an increasingly significant source of competition.

COMPETITION FOR ADVERTISING CUSTOMERS

    We believe that the primary competitive factors determining success in the market for advertising customers include

       - the size and demographic profile of a user base;

       - the ability to target users based on specific demographic criteria;

       - pricing; and

       - geographic coverage.

While we believe that we compete favorably with respect to these factors, numerous of our competitors may have an advantage over us with respect to specific factors. We compete for Internet advertising and sponsorship revenues with major Internet service providers, content providers, large Web publishers, Web search engine and portal companies, Internet advertising providers, content aggregation companies, and various other companies which facilitate Internet

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advertising. Many of these companies have longer operating histories, greater name recognition, larger user bases and significantly greater financial, technical, sales and marketing resources than we do. This may allow them to respond more quickly than we can to new or emerging technologies and changes in advertiser requirements. It may also allow them to devote greater resources than we can to the development, promotion and sale of their products and services. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees, strategic partners, advertisers and Web publishers. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services to address the needs of our prospective advertising and sponsorship customers. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share. We also compete with television, radio, cable and print media for a share of advertisers' total advertising budgets.


GOVERNMENTAL REGULATION.



    OVERVIEW. The law relating to our business and operations is evolving and no clear precedents have been established. In addition, a number of legislative and regulatory proposals under consideration by federal, state, local and foreign governmental organizations may lead to laws or regulations concerning online content, user privacy, taxation, parental consent for access by their minor children, access charges, liability for third-party activities, bulk e-mail or "spam", encryption standards, online sales of goods and services, domain name registration and use, copyright infringement, and other intellectual property issues.



    REGULATION OF CONTENT AND ACCESS. A variety of restrictions on content and access, primarily as they relate to children, have been enacted or proposed. The Children's Online Privacy Protection Act of 1998 prohibits and imposes criminal penalties and civil liability on anyone engaged in the business of selling or transferring, by means of the World Wide Web, material that is harmful to minors, unless access to this material is blocked to persons under 17 years of age. In addition, the Federal Telecommunications Act of 1996 imposes fines on any entity that knowingly permits any telecommunications facility under such entity's control to be used to make obscene or indecent material available to minors via an interactive computer service. Numerous states have adopted or are currently considering similar types of legislation. In addition, laws have been proposed which would require Internet service providers to supply, at cost, filtering technologies to limit or block the ability of minors to access unsuitable materials on the Internet. Because of these content restrictions and potential liability to us for materials carried on or disseminated through our systems, we may be required to implement measures to reduce our exposure to liability.



    USER PRIVACY ISSUES. Internet user privacy has become an issue both in the United States and abroad. Some commentators, privacy advocates and government bodies have recommended or taken actions to limit the use of personal profiles or other personal information by those collecting such information, particularly as it relates to children. For example, the Children's Online Privacy Protection Act of 1998 requires, among other things, that online operators obtain verifiable parental consent for the collection, use, or disclosure of personal information from children. The Act further mandates that the Federal Trade Commission publish regulations for the collection of data from children by commercial Web-site operators. We cannot predict the exact form of the regulations that the FTC may finally adopt.



    INTERNET TAXATION. The tax treatment of activities on or relating to the Internet is currently unsettled. A number of proposals have been made at the federal, state and local levels and by foreign governments that could impose taxes on the online sale of goods and services and other Internet activities. Recently, the Internet Tax Information Act was signed into law, placing a three-year moratorium on new state and local taxes on Internet commerce. However, there can be no assurance that future laws imposing taxes or other regulations on commerce over the Internet would not substantially impair the growth of Internet commerce and as a result could make it cost-prohibitive to operate our business.



    TELECOMMUNICATIONS REGULATION. As an Internet service provider, we are not currently directly regulated by the Federal Communications Commission or any other agency, other than regulations applicable to businesses generally. In a report to Congress adopted on April 10, 1998, the FCC reaffirmed that Internet service providers should be classified as unregulated "information service providers", rather than regulated "telecommunications providers" under the terms of the Telecommunications Act of 1996. This finding is important because it means that regulations that apply to telephone companies and similar carriers do not apply to us. We also are not required to contribute a percentage of our gross revenues to support "universal service" subsidies for local telephone services and other public policy objectives, such as enhanced communications systems for schools, libraries, and some health care providers. The FCC action is also likely to discourage states from regulating Internet service providers as telecommunications carriers or imposing similar subsidy obligations.



    Nevertheless, Internet-related regulatory policies are continuing to develop, and it is possible that we could be exposed to regulation in the future. For example, in the same report to Congress, the FCC stated its intention to consider whether to regulate voice and fax telephony services provided over the Internet as "telecommunications" even though Internet access itself would not be regulated.



    We could also be affected by any change in the ability of our users to reach our network through a dial-up telephone call without any additional charges. The FCC has ruled that connections linking end users to their Internet service providers are jurisdictionally interstate rather than local, but the FCC did not subject such calling to the access charges that apply to traditional telecommunications companies. Local telephone companies assess access charges to long distance companies for the use of the local telephone network to originate and terminate long distance calls, generally on a per-minute basis. We could be adversely affected by any regulatory change that would result in the application of access charges to Internet service providers because this would substantially increase the cost of using the Internet. Since the largest component of our operating costs is comprised of telecommunications costs, any increase in such costs would have a material adverse effect on our gross margins and revenues.



    State public utility commissions generally have declined to regulate enhanced or information services. Some states, however, have continued to regulate particular aspects of enhanced services in limited circumstances, such as where they are provided by incumbent local exchange carriers that operate telecommunications networks. Moreover, the public service commissions of some states continue to review potential regulation of these services. We cannot assure you that state regulatory authorities will not seek to regulate aspects of these activities as telecommunications services.



    THE WORKFORCE INVESTMENT ACT OF 1998. Section 508 of the Workforce Investment Act of 1998 requires that all Web-sites operated by a federal agency, as well as those operated by anyone doing business with the federal government, modify their Web-sites to make them accessible to those who are handicapped. There are proposals to extend this Act to all Web-sites, which could increase our costs and make our service less attractive to the non-handicapped.


INTELLECTUAL PROPERTY

    Our success and ability to compete are substantially dependent on our internally developed technologies and trademarks, which we protect through a combination of patent, copyright, trade secret and trademark law. We have filed four patent applications relating to NetZero's techniques for delivering advertisements on computer desktops.

    We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to and distribution of our technologies, documentation and other proprietary information. Despite our efforts to protect our proprietary rights from unauthorized use or disclosure, parties may attempt to disclose, obtain or use NetZero's solutions or technologies. We cannot be certain that the steps we have taken will prevent misappropriation of our solutions or technologies, particularly in foreign countries where the laws or law enforcement may not protect our proprietary rights as fully as in the United States. We have licensed, and may license in the future, elements of our trademarks, trade dress and similar proprietary right to third parties. While we attempt to ensure that the quality of our brand is maintained by such business partners, such partners may take actions that could materially and adversely affect the value of our proprietary rights or reputation.

    Our zCast technology collects and utilizes data derived from our user activity. This data is used for ad targeting and measuring ad performance. Although we believe that we have the right to use this data, there can be no assurance that third parties will not assert claims against us for using this information. In addition, others may claim rights to the same information. We may also be required, upon request, to delete "identifying information" of users under the age of 18.

    We cannot be certain that any of our proprietary rights will be viable or of value in the future since the validity, enforceability and scope of protection of proprietary rights in Internet-related industries is uncertain and still evolving. In particular, there can be no assurance that any of our patent, copyright or trademark applications, now pending or to be filed in the future, will be approved. Even if they are approved, such patents, trademarks or copyrights may be successfully challenged by others or invalidated. If our trademark registrations are not approved because third parties own such trademarks, our use of the trademarks will be restricted unless we enter into arrangements with such third parties. These arrangements may not be available on commercially reasonable terms.

    Furthermore, third parties may assert infringement claims against us. From time to time we may be subject to claims in the ordinary course of our business, including claims of alleged infringement of the trademarks, patents and other intellectual property rights of third parties by us or our users. Any such claims, or any resultant litigation, should it occur, could subject us to significant liability for damages and could result in the invalidation of our proprietary rights. In addition, even if we were to win any such litigation, such litigation could be time-consuming and expensive to defend, and could result in the diversion of our time and attention, any of which could materially and adversely affect our business, results of operations and financial condition. Any claims or litigation may also result in limitations on our ability to use such trademarks, patents and other intellectual property unless we enter into arrangement with such third parties, which may be unavailable on commercially reasonable terms.

    We currently license from Oracle the software we use to run our accounting, billing, finance and data storage functions. The license agreement requires us to pay annual support and license fees to Oracle. The agreement terminates in April 2004. We also license from NetGravity the software we use to deliver advertisements on The ZeroPort. The agreement requires that we pay NetGravity an upfront license fee and ongoing consulting and support fees.

PRIVACY POLICY

    We believe that issues relating to the privacy of Internet users and the use of personal information about these users are critically important as the Internet and its commercial use grow. We have adopted and disclosed to our users a detailed policy outlining the permissible uses of information about users and the extent to which such information may be shared with others. Our users must acknowledge and agree to this policy when registering to use our service. We do not sell or license to third parties any personally identifiable information about users unless they specifically authorize us to do so. However, we do use information about users to improve the effectiveness of advertising by our advertising customers. We are a member of the TRUSTe program, an independent non-profit organization that audits the privacy statements of Web-sites and their adherence to those privacy statements.

EMPLOYEES

    As of June 30, 1999, we employed 116 persons, including 22 in sales and marketing, 20 in customer care, 33 in product development, 15 in information systems and 26 in finance, accounting and administration. None of our employees are subject to any collective bargaining agreement.

FACILITIES

    Our principal executive offices are located in a 49,000 square feet facility in Westlake Village, California under a lease expiring in March 2009. We also have leased space for our sales and marketing efforts in San Francisco and New York. We are continually evaluating our facilities requirements.

LEGAL PROCEEDINGS

    We are not a party to any material legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth information regarding our directors, executive officers and key employees as of June 30, 1999:

NAME                              AGE                           POSITION(S)
----------------------------      ---      -----------------------------------------------------
Mark R. Goldston............          44   Chairman, Chief Executive Officer and Director
Ronald T. Burr..............          34   President, Chief Technology Officer, Co-Founder and
                                           Director
Charles S. Hilliard.........          35   Senior Vice President, Finance and Chief Financial
                                           Officer
Frederic A. Randall, Jr.....          42   Senior Vice President, General Counsel and Secretary
Perri S. Procida............          42   Senior Vice President, Sales
Stacy A. Haitsuka...........          33   Senior Vice President, Technology and Co-Founder
Harold R. MacKenzie.........          33   Vice President, Software Development and Co-Founder
Marwan A. Zebian............          39   Vice President, Networking and Communications and Co-
                                           Founder
Janet C. Daly...............          38   Vice President, Marketing
David J. Dowling............          32   Vice President, Business Development
Dennis L. Gordon............          49   Vice President, Information Systems and Customer Care
James T. Armstrong(1)(2)....          33   Director
David C. Bohnett(1).........          43   Director
Jennifer S. Fonstad(1)......          33   Director
Bill Gross(2)...............          41   Director
Paul G. Koontz(2)...........          39   Director

------------------------

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

    MARK R. GOLDSTON has been our Chairman and Chief Executive Officer and a director since March 1999. Prior to joining NetZero, Mr. Goldston served as Chairman and Chief Executive Officer of The Goldston Group, a strategic advisory firm, from December 1997 to March 1999. From April 1996 to December 1997, he served as President, Chief Executive Officer and a director of Einstein/Noah Bagel Corp. after founding and serving his initial term with The Goldston Group from June 1994 to April 1996. Mr. Goldston also served as President and Chief Operating Officer of L.A. Gear from September 1991 to June 1994 and as a principal of Odyssey Partners, L.P., a private equity firm, from September 1989 to September 1991. Mr. Goldston received his B.S.B.A. in Marketing and Finance from Ohio State University and his M.B.A. (M.M.) from the J.L. Kellogg School at Northwestern University.

    RONALD T. BURR is a co-founder of NetZero and has been our President and a director since July 1997, and our Chief Technology Officer since March 1999. Mr. Burr was also our Chief Executive Officer from July 1997 to March 1999. From 1991 to 1998, Mr. Burr was President of Impact Software, a software consulting firm which he co-founded. From 1989 to 1991, Mr. Burr held a senior position as a consulting technical team leader on a development project jointly produced by IBM and Security Pacific Automation Company. From 1983 to 1989, Mr. Burr held various management positions, including vice president of software development with Vault Corporation, an Allen & Co. venture-funded software startup.

    CHARLES S. HILLIARD has been our Senior Vice President, Finance and Chief Financial Officer since April 1999. Prior to joining NetZero, Mr. Hilliard served as an investment banker with Morgan Stanley Dean Witter & Co. from May 1994 to April 1999, most recently as a Principal in the

Corporate Finance Department. From August 1990 to May 1994, he served in the Mergers & Acquisitions and Corporate Finance departments of Merrill Lynch & Co. Mr. Hilliard served as a tax accountant with Arthur Andersen & Co. from September 1985 to July 1988 and was licensed as a Certified Public Accountant in January 1988. Mr. Hilliard received his B.S. in Business Administration from the University of Southern California and his M.B.A. with distinction from the University of Michigan.

    FREDERIC A. RANDALL, JR. has been our Senior Vice President and General Counsel since March 1999. Mr. Randall was appointed Secretary in May 1999. Prior to joining NetZero, Mr. Randall was a partner at Brobeck, Phleger & Harrison LLP from January 1991, and an associate from 1984 to December 1990. Mr. Randall received his B.A. in English Literature with distinction from the University of Michigan and his J.D., CUM LAUDE, from the University of San Francisco School of Law.

    PERRI S. PROCIDA has been our Senior Vice President, Sales since May 1999. From October 1998 to April 1999, Ms. Procida acted as an independent consultant for various Internet companies. From September 1996 to September 1998, Ms. Procida was the Senior Vice President, Network Sales of the UPN Television Network. From October 1979 to September 1996, she held various positions at NBC Television Network, including Vice President of News Sales. Ms. Procida received her B.S. from Syracuse University, majoring in Radio/Television and English.

    STACY A. HAITSUKA is a co-founder of NetZero and has been our Senior Vice President, Technology since March 1999. From July 1997 to March 1999, Mr. Haitsuka was our Chief Technology Officer and a member of our board of directors. Mr. Haitsuka also served as our Secretary from July 1997 to May 1999. From May 1991 to September 1998, Mr. Haitsuka was the vice-president of Impact Software, a software consulting company which he co-founded. Prior to May 1991, Mr. Haitsuka held various positions at Security Pacific Automation Company. Mr. Haitsuka received his B.S. in Computer Science from California State University at Dominguez Hills.

    HAROLD R. MACKENZIE is a co-founder of NetZero and has been our Vice President, Software Development since July 1997. Prior to joining NetZero, he was a manager with Impact Software from September 1996 to August 1998. From December 1995 to September 1996, Mr. MacKenzie was an independent consultant focusing on custom computer applications. From February 1992 to December 1995, Mr. MacKenzie was a senior consultant for Andersen Consulting. From 1989 to 1992, he worked for the Robotics Division of Seiko Instruments, Inc. Mr. MacKenzie received his B.S. in Computer Science from California State University at Northridge.

    MARWAN A. ZEBIAN is a co-founder of NetZero and has been our Vice President, Networking and Communications since July 1997. Prior to joining NetZero, Mr. Zebian was a technical expert with Impact Software from 1994 to 1998. From 1990 to 1994, Mr. Zebian founded and operated Megasoftware Engineering. From 1989 to 1991, Mr. Zebian held various technical positions at Security Pacific Automation Company.

    JANET C. DALY has been our Vice President, Marketing since December 1998. Prior to joining NetZero, Ms. Daly was the Vice President of Marketing of Quarterdeck from November 1997 to August 1998. From March 1996 to November 1997, she was the Director of Marketing of CyberMedia. From September 1994 through March 1996, Ms. Daly was the Senior Brand Manager and the Product Marketing Manager, Consumer Division at Davidson and Associates. From November 1991 to August 1994, Ms. Daly was the Senior Marketing Manager at Symantec-Peter Norton Group. Ms. Daly received her B.A. from the University of California at Santa Barbara.

    DAVID J. DOWLING has been our Vice President, Business Development since April 1999. From March 1997 to March 1999, he was President of media.com, the interactive media and marketing communications affiliate of Grey Advertising. From January 1996 to March 1997, Mr. Dowling served as the Director of Media for Grey Interactive. From September 1994 through January 1996, Mr. Dowling served as the Director of Media Connections, another affiliate of Grey Advertising. Mr. Dowling received his B.S., CUM LAUDE, in Marketing from the University of Connecticut.

    DENNIS L. GORDON has been our Vice President, Information Systems and Customer Care since April 1998 and also our Vice President of Information Systems since March 1999. Prior to joining NetZero, Mr. Gordon held various information technology management and technical positions with the Southern California Gas Company, a subsidiary of Pacific Enterprises, from 1977 to 1998.

    JAMES T. ARMSTRONG has been a director since September 1998. Mr. Armstrong has been a principal with idealab! Capital Partners since August 1998. From May 1995 to August 1998, Mr. Armstrong was a senior associate with Austin Ventures. From September 1989 to March 1992, Mr. Armstrong was a senior auditor with Ernst & Young. Mr. Armstrong serves on the board of directors of several private companies including CarsDirect.com, Aveo, OpenSales.com, and Jobs.com. Mr. Armstrong received his B.A. in Economics from the University of California at Los Angeles and his M.B.A. with honors from the University of Texas.

    DAVID C. BOHNETT has been a director since December 1998. Mr. Bohnett served as Chairman of the Board and Secretary of GeoCities, which he founded, from November 1994 until May 1999, when GeoCities merged with Yahoo!. From November 1994 to April 1998, Mr. Bohnett also served as GeoCities' Chief Executive Officer and President. From November 1994 to November 1997, Mr. Bohnett also served as GeoCities' Chief Financial Officer. Mr. Bohnett also serves on the Board of Directors of Stamps.com, Inc. and several private companies. Mr. Bohnett received his B.S. degree in Business Administration from the University of Southern California and his M.B.A. degree in Finance from the University of Michigan.

    JENNIFER S. FONSTAD has been a director since January 1999. Ms. Fonstad is a partner with Draper Fisher Jurvetson. Ms. Fonstad also serves on the board of directors of several private companies including iShip.com, Conduit, Saltare.com, Global Sight and Troika Networks. From January 1997 to May 1997, she worked with SensAble Technologies. She held management positions with the Planning Technologies Group, now part of the Nextera Group, from January 1995 to May 1996 and a start-up based in Central Europe from September 1991 to May 1993. Ms. Fonstad began her career as an Associate Consultant with Bain & Company. Ms. Fonstad received her B.S. CUM LAUDE in Economics from Georgetown University and her M.B.A. with distinction from Harvard University.

    BILL GROSS has been a director since September 1998. Since March 1996, Mr. Gross has served as Chairman of the Board, Chief Executive Officer and President of Bill Gross' idealab!, an incubator and venture capital firm which he founded that specializes in Internet companies. He also has served as a Managing Director of idealab! Capital Management I, LLC, a venture capital firm, since March 1998. From June 1991 to January 1997, he served as Chairman of Knowledge Adventure, Inc., an educational software developer of multimedia CD-ROMs for children, which was founded by Mr. Gross. From February 1986 to March 1991, he was a developer at Lotus Development Corporation. Mr. Gross serves on the board of directors of Ticketmaster Online-CitySearch, Inc. (formerly CitySearch, Inc.) and GoTo.com, Inc. He also serves on the board of directors of several private companies. Mr. Gross received his B.S. in Mechanical Engineering from the California Institute of Technology.

    PAUL G. KOONTZ has been a director since January 1999. Since 1996, Mr. Koontz has been a member of Foundation Capital Management II L.L.C., the general partner of Foundation Capital II, L.P. From 1995 to 1996, he was with Sutter Hill Ventures and in 1994 he was the initial Vice President of Marketing of Netscape Communications Corporation. From 1987 to 1994, Mr. Koontz was with Silicon Graphics, Inc., where he held a number of positions, including Director of

Marketing. Mr. Koontz serves on the boards of directors of Onyx Software Corporation and several privately held companies. Mr. Koontz received his B.S. in mechanical engineering from Princeton University and his Masters in engineering management from Stanford University.

BOARD OF DIRECTORS

    Our board of directors currently comprises seven directors. Directors are elected by the stockholders at each annual meeting of stockholders and serve for one year or until their successors are duly elected and qualified. However, our certificate of incorporation provides that, following the offering, our board of directors will be divided into three classes as nearly equal in size as possible with staggered, three-year terms. The term of office of our Class I directors will expire at the annual meeting of stockholders to be held in 2000; the term of office of our Class II directors will expire at the annual meeting of stockholders to be held in 2001; and the term of office of our Class III directors will expire at the annual meeting of the stockholders to be held in 2002. At each annual meeting of the stockholders, beginning with the 2000 annual meeting, the successors to the directors whose terms will then expire will be elected to serve from the time of their election and qualification until the third annual meeting following their election or until their successors have been duly elected and qualified, or until their earlier resignation or removal, if any. Messrs. Bohnett and Koontz have been designated as Class I directors; Mr. Burr and Ms. Fonstad have been designated as Class II directors; and Messrs. Armstrong, Goldston and Gross have been designated as Class III directors. The classification of our board of directors could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of NetZero.

BOARD COMMITTEES

    The board has established an audit committee to meet with and consider suggestions from members of management and our internal accounting personnel, as well as our independent accountants, concerning our financial operations. The audit committee also has the responsibility to review our audited financial statements and consider and recommend the appointment of, and approve the fee arrangements with, independent accountants for both audit functions and for advisory and other consulting services. The audit committee is currently comprised of Messrs. Armstrong and Bohnett and Ms. Fonstad. The board has also established a compensation committee to review and make recommendations to the board regarding the compensation and benefits for our key executive officers, and to administer our stock purchase, equity incentive and stock option plans. The compensation committee is currently comprised of Messrs. Armstrong, Gross and Koontz.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    None of the members of the compensation committee is or has been an employee of ours at any time since our formation. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

DIRECTOR COMPENSATION AND OTHER ARRANGEMENTS

    Our directors receive no cash remuneration for serving on the board of directors or any board committee; however, directors are reimbursed for all reasonable expenses incurred by them in attending board and committee meetings. In December 1998, David C. Bohnett was granted an option to purchase 225,000 shares of Series C preferred stock at an exercise price of $0.4297. The options vest ratably over a four year period. Mr. Bohnett also purchased 101,260 shares of NetZero's Series B preferred stock in January 1999 for a purchase price of $15,000.

    Certain non-employee directors may also receive option grants and other equity incentives under our new 1999 Stock Incentive Plan, including the director fee option grant programs in effect under that plan. See "--1999 Stock Incentive Plan" on page 57 for more information on these option grants and equity incentives.

    Employee directors are also eligible to receive stock option grants and direct issuances of common stock under our 1999 Stock Incentive Plan. See "--1999 Stock Incentive Plan" on page 57 for more information on these option grants and stock issuances.

EXECUTIVE COMPENSATION

    The following summary compensation table sets forth information concerning cash and non-cash compensation earned during the fiscal year ended June 30, 1999 by Mark Goldston, who has been our current Chief Executive Officer since March 1999, and Ronald Burr, who acted as our Chief Executive Officer during the fiscal year ended June 30, 1999 prior to Mr. Goldston. None of our other executive officers received total compensation in excess of $100,000 during the fiscal year ended June 30, 1999. Since the close of our June 30, 1999 fiscal year, we have added several additional officers. For a list of our current executive officers and certain members of our senior management, see "--Directors and Executive Officers" above.

                SUMMARY COMPENSATION TABLE FOR FISCAL YEAR 1999

                                                                                        LONG TERM
                                                                                       COMPENSATION
                                                                                      --------------
                                     ANNUAL COMPENSATION                                SECURITIES
                                   ------------------------       OTHER ANNUAL          UNDERLYING          ALL OTHER
NAME AND PRINCIPAL POSITIONS       SALARY ($)    BONUS ($)      COMPENSATION ($)       OPTIONS (#)       COMPENSATION($)
---------------------------------  -----------  -----------  -----------------------  --------------  ---------------------
Mark R. Goldston ................      56,154       70,383             --                6,286,383             --
  Chairman and Chief Executive
  Officer
Ronald T. Burr ..................     102,542       25,000             --                   --                 --
  President, Chief Technology
  Officer, Co-Founder and
  director

    In addition to the above named executive officers for the fiscal year ended June 30, 1999, NetZero currently employs certain other executive officers who it anticipates will qualify as named executive officers in future years. Those executives include Charles S. Hilliard, Senior Vice President, Finance and Chief Financial Officer (annual salary of $140,000), Perri S. Procida, Senior Vice President, Sales (annual salary of $135,000) and Frederic A. Randall, Jr., Senior Vice President, General Counsel and Secretary (annual salary of $135,000).

                 STOCK OPTIONS GRANTED DURING FISCAL YEAR 1999

    The following table sets forth certain information regarding options to purchase common stock granted to named executive officers during the fiscal year ended June 30, 1999 including the potential realizable value over the ten-year term of the options, based on assumed, annually compounded rates of stock value appreciation. These assumed rates of appreciation comply with the rules of the Securities and Exchange Commission and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock. No stock appreciation rights were granted to these individuals during the year.

    The option for Mark Goldston was granted under our 1999 Stock Option/Stock Issuance Plan. See "--Employment Agreements and Change in Control Arrangements" below for more information on the vesting of the option shares.


    During the fiscal year ended June 30, 1999, we granted options to purchase a total of approximately 13,865,000 shares of common stock, including Mr. Hilliard's option to purchase 1,200,000 shares of our common stock and Mr. Randall's option to purchase 1,050,000 shares of our common stock. Please see "--Employment Agreements and Change in Control Arrangements" below for specific option information for Messrs. Goldston, Hilliard and Randall.


    The following table sets forth information regarding the option grants to our named executive officers. All the options were granted at an exercise price which our board of directors believed to be equal to the fair market value of our common stock on the date of grant. The potential realizable values set forth in the table are computed by:


       - multiplying the number of shares of common stock subject to the option by the estimated initial public offering price of $15.00 per share;


       - assuming that the stock value derived from that calculation compounds at the annual 0%, 5% or 10% rate shown in the table for the entire ten-year term of the option; and

       - subtracting that result from the total option exercise price. The 5% and 10% values assume annual rates of stock price appreciation as mandated by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of future common stock prices.


                                             INDIVIDUAL GRANTS                                   POTENTIAL REALIZABLE
                       --------------------------------------------------------------           VALUE AT ASSUMED ANNUAL
                        NUMBER OF     PERCENTAGE OF TOTAL                                           RATES OF STOCK
                       SECURITIES     OPTIONS GRANTED TO                                        APPRECIATION FOR OPTION
                       UNDERLYING   EMPLOYEES IN THE FISCAL   EXERCISE                                   TERM
                         OPTIONS      YEAR ENDED JUNE 30,     PRICE PER   EXPIRATION   -----------------------------------------
NAME                   GRANTED(#)            1999               SHARE        DATE          0%            5%             10%
---------------------  -----------  -----------------------  -----------  -----------  -----------  -------------  -------------
Mark R. Goldston.....   6,286,383               45.3%         $    0.10      3/19/09   $93,667,107  $ 152,966,558  $ 243,936,806
Ronald T. Burr.......           0             --                 --           --           --            --             --


  AGGREGATED OPTION EXERCISES IN FISCAL YEAR ENDED JUNE 30, 1999 AND YEAR-END
                                 OPTION VALUES

    The following table sets forth certain information concerning options to purchase common stock exercised by the named executive officers during the fiscal year ended June 30, 1999. None of the named executive officers held any unexercised stock options or stock appreciation rights on June 30, 1999.


                                                                               SHARES ACQUIRED ON       VALUE
NAME                                                                                EXERCISE           REALIZED
----------------------------------------------------------------------------  --------------------  --------------
Mark R. Goldston............................................................         6,286,383      $   93,667,107
Ronald T. Burr..............................................................                --                  --


EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL ARRANGEMENTS

    Mark R. Goldston entered into a four-year employment agreement, effective as of March 20, 1999, under which Mr. Goldston serves as our Chief Executive Officer and Chairman. Under this agreement, Mr. Goldston receives a base salary of $200,000 per year and during the first two years of the agreement, Mr. Goldston receives a guaranteed bonus of $200,000 per year, payable in four quarterly installments. Mr. Goldston is also entitled to receive a signing bonus of $300,000 payable on January 1, 2000 so long as he is employed by us on that date. In addition, we gave Mr. Goldston benefits that we make available to our employees in comparable positions, and we granted Mr. Goldston an immediately exercisable option to purchase 6,286,383 shares of our common stock. Mr. Goldston exercised his option to purchase common stock in full; however, the option shares are subject to repurchase by us at the price paid for his shares. Our repurchase right lapses pursuant to a 48 equal monthly vesting schedule. If Mr. Goldston's employment is terminated by us without cause, or if following a change in control of NetZero, Mr. Goldston resigns for specified reasons, he will be entitled to receive a $1,000,000 lump sum severance payment. In addition, if Mr. Goldston's employment is terminated by us without cause within the first year of his employment, an additional 25% of his option shares of common stock will vest, and if his employment is terminated by us without cause following the first year of his employment, all of his shares will vest. Mr. Goldston will also be credited with an additional 24 months of vesting on his option shares in the event his employment is terminated by reason of death or permanent disability. Further, Mr. Goldston's option shares automatically vest upon a change in control of NetZero.

    Charles S. Hilliard entered into a four-year employment agreement, effective as of April 17, 1999, under which Mr. Hilliard serves as Senior Vice President, Finance and Chief Financial Officer. Pursuant to this agreement, Mr. Hilliard receives a base salary of $140,000 plus a performance-based bonus of up to 50% of his base salary. In addition, we gave Mr. Hilliard benefits that we make available to our employees in comparable positions, and we granted Mr. Hilliard an immediately exercisable option to purchase 1,200,000 shares of our common stock at a price per share of $0.33. Mr. Hilliard exercised his option to purchase common stock in full; however, such option shares are subject to repurchase by us at the price paid for his shares. Our repurchase right lapses with respect to 25% of the option shares upon the one-year anniversary of Mr. Hilliard's employment and with respect to the remaining 75% of the option shares over 36 equal monthly installments thereafter. We also agreed to sell 225,000 shares of our Series D preferred stock to Mr. Hilliard at a price per share of $1.84. Mr. Hilliard's employment is subject to termination at any time by him or by us. If Mr. Hilliard's employment is terminated without cause, he will be entitled to receive a lump sum payment of $280,000 and shall be credited with an additional 12 months of vesting on his option shares. Mr. Hilliard will also be credited with an additional 12 months of vesting on his option shares in the event his employment is terminated by reason of death or permanent disability. If, following a change in control, Mr. Hilliard's employment is terminated without cause or is constructively terminated, all of the option shares shall vest immediately; provided, if the change in control occurs on or prior to January 17, 2000, only 75% of the option shares shall vest.

    Frederic A. Randall, Jr. entered into a four-year employment agreement, effective as of March 20, 1999, pursuant to which Mr. Randall serves as a Senior Vice President and our General Counsel. Under this agreement, Mr. Randall receives a base salary of $135,000 plus a performance-based bonus of up to 50% of his base salary. In addition, we gave Mr. Randall benefits that we make available to our employees in comparable positions, and we granted Mr. Randall an immediately exercisable option to purchase 1,050,000 shares of our common stock at a price per share of $0.10. Mr. Randall exercised his option to purchase common stock in full; however, the option shares are subject to repurchase by us at the price paid for his shares. Our repurchase right lapses with respect to 25% of the option shares upon the one-year anniversary of Mr. Randall's employment and with respect to the remaining 75% of the option shares over 36 equal monthly installments thereafter. Mr. Randall's employment is subject to termination at any time by him or by us. If Mr. Randall's employment is terminated without cause, he will be entitled to receive a lump sum payment of $270,000 and shall be credited with an additional 12 months of vesting on his option shares. Mr. Randall will also be credited with an additional 12 months of vesting on his option shares in the event his employment is terminated by reason of death or permanent disability. If, following a change in control, Mr. Randall's employment is terminated without cause or is constructively terminated, all of the option shares shall vest immediately; provided, if the change in control occurs on or prior to December 19, 1999, only 75% of the option shares shall vest.

    Our 1999 Stock Incentive Plan includes change in control provisions which may result in the accelerated vesting of outstanding option grants and stock issuances. See "--1999 Stock Incentive Plan--Change in Control" beginning on page 59 for more information about these provisions.


1999 STOCK INCENTIVE PLAN

    The 1999 Stock Incentive Plan is the successor program to our existing stock option/stock issuance plans. The new 1999 Stock Incentive Plan was adopted by the board in July 1999 and we expect that it will be submitted to the stockholders for their approval prior to the closing of this offering. If approved by the stockholders, the 1999 Stock Incentive Plan will become effective upon the closing of this offering. At that time, all outstanding options under our existing stock option/ stock issuance plans will be transferred to the 1999 Stock Incentive Plan, and no further option grants will be made under those plans. The transferred options will continue to be governed by their existing terms, unless our compensation committee decides to extend one or more features of the 1999 Stock Incentive Plan to those options. Except as otherwise noted below, the transferred options have substantially the same terms as will be in effect for grants made under the discretionary option grant program of our 1999 Stock Incentive Plan.

    SHARE RESERVE. Under the 1999 Stock Incentive Plan, 21.9 million shares of our common stock have been authorized for issuance. This share reserve consists of the shares that will be carried over from our existing stock option/stock issuance plans, including the shares subject to outstanding options under these plans, plus an additional increase of approximately 2.4 million shares. As of August 31, 1999, options to purchase approximately 4.3 million shares of common stock remained available for grant under the 1999 Stock Incentive Plan. The share reserve under our 1999 Stock Incentive Plan will automatically increase on the first trading day in January of each year, beginning with calendar year 2000, by an amount equal to 3% of the total number of shares of our common stock outstanding on the last trading day in December in the prior year, but in no event will any such annual increase exceed 6.5 million shares. In addition, no participant in the 1999 Stock Incentive Plan may be granted stock options or direct stock issuances for more than 2.0 million shares of common stock in total in any calendar year.

    PROGRAMS.  Our 1999 Stock Incentive Plan has four separate programs:

       - the discretionary option grant program, under which eligible individuals in our employ may be granted options to purchase shares of our common stock at an exercise price not less than the fair market value of those shares on the grant date;

       - the stock issuance program, under which eligible individuals may be issued shares of common stock directly, upon the attainment of performance milestones or the completion of a specified service period or as a bonus for past services;

       - the salary investment option grant program, under which our executive officers and other highly compensated employees may be given the opportunity to apply a portion of their base salary each year to the acquisition of special below market stock option grants; and

       - the director fee option grant program, under which our non-employee board members may be given the opportunity to apply a portion of any retainer fee otherwise payable to them in cash for the year to the acquisition of special below-market option grants.

    ELIGIBILITY. The individuals eligible to participate in our 1999 Stock Incentive Plan include our officers and other employees, our board members and any consultants we hire.

    ADMINISTRATION. The discretionary option grant and stock issuance programs will be administered by our compensation committee. This committee will determine which eligible individuals are to receive option grants or stock issuances under those programs, the time or times when the grants or issuances are to be made, the number of shares subject to each grant or issuance, the status of any granted option as either an incentive stock option or a nonstatutory stock option under the federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. The compensation committee will also have the authority to select the executive officers and other highly compensated employees who may participate in the salary investment option grant program in the event that program is put into effect for one or more calendar years.

    PLAN FEATURES. Our 1999 Stock Incentive Plan will include the following features:

       - The exercise price for any options granted pursuant to the plan may be paid in cash or in shares of our common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee.

       - The compensation committee will have the authority to cancel outstanding options under the discretionary option grant program, including any transferred options from our existing stock option/stock issuance plan, in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of our common stock on the new grant date.

       - Stock appreciation rights may be issued under the discretionary option grant program. These rights will provide the holders with the election to surrender their outstanding options for a payment from us equal to the fair market value of the shares subject to the surrendered options less the exercise price payable for those shares. We may make the payment in cash or in shares of our common stock. None of the outstanding options under our existing stock option/stock issuance plan have any stock appreciation rights.

    CHANGE IN CONTROL. The 1999 Stock Incentive Plan will include the following change in control provisions which may result in the accelerated vesting of outstanding option grants and stock issuances:

       - In the event that we are acquired by merger or asset sale, each outstanding option under the discretionary option grant program which is not to be assumed by the successor corporation will immediately become exercisable for all the option shares, and all outstanding unvested shares will immediately vest, except to the extent our repurchase rights with respect to those shares are to be assigned to the successor corporation.

       - The compensation committee will have complete discretion to grant one or more options which will become exercisable for all the option shares in the event those options are assumed in the acquisition but the optionee's service with us or the acquiring entity is subsequently terminated. The vesting of any outstanding shares under our 1999 Stock Incentive Plan may be accelerated upon similar terms and conditions.

       - The compensation committee may grant options and structure repurchase rights so that the shares subject to those options or repurchase rights will immediately vest in connection with a successful tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board through one or more contested elections. Such accelerated vesting may occur either at the time of such transaction or upon the subsequent termination of the individual's service.

       - The options outstanding under our existing stock option/stock issuance plan will immediately vest in the event we are acquired and the acquiring company does not assume those options. In addition, any options which are so assumed may vest in whole or in part on an accelerated basis upon an involuntary termination of the optionee's employment within 12 months after the acquisition. In general, an employee with such an acceleration provision will, after taking that acceleration into account, be vested at the time of his or her involuntary termination in the greater of:

             (i) the number of shares in which he or she would have been vested at that time had his or her service been twice as long as the actual period of service rendered prior to such involuntary termination or

            (ii) the number of shares in which he or she would have been vested in had he or she completed one year of service prior to such termination.

    SALARY INVESTMENT OPTION GRANT PROGRAM. In the event the compensation committee decides to put this program into effect for one or more calendar years, each of our executive officers and other highly compensated employees may elect to reduce his or her base salary for the calendar year by an amount not less than $10,000 nor more than $50,000. Each selected individual who makes such an election will automatically be granted, on the first trading day in January of the calendar year for which his or her salary reduction is to be in effect, an option to purchase that number of shares of common stock determined by dividing the salary reduction amount by two-thirds of the fair market value per share of our common stock on the grant date. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the amount of the salary reduction. The option will become exercisable in a series of twelve equal monthly installments over the calendar year for which the salary reduction is to be in effect.

    DIRECTOR FEE OPTION GRANT PROGRAM. If this program is put into effect in the future, then each non-employee board member may elect to apply all or a portion of any cash retainer fee for the year to the acquisition of a below-market option grant. The option grant will automatically be made on the first trading day in January of the calendar year for which the non-employee board member would otherwise be paid the cash retainer fee in the absence of his or her election. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date, and the number of shares subject to the option will be determined by dividing the amount of the retainer fee applied to the program by two-thirds of the fair market value per share of our common stock on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the portion of the retainer fee applied to that option. The option will become exercisable in a series of twelve equal monthly installments over the calendar year for which the election is in effect. However, the option will become immediately exercisable for all the option shares upon the death or disability of the optionee while serving as a board member.

    ADDITIONAL PROGRAM FEATURES. Our 1999 Stock Incentive Plan will also have the following features:

       - Outstanding options under the salary investment option grant and director fee option grant programs will immediately vest if we are acquired by a merger or asset sale or if there is a successful tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board through one or more contested elections.

       - Limited stock appreciation rights will automatically be included as part of each grant made under the salary investment option grant and the director fee option grant programs, and these rights may also be granted to one or more officers as part of their option grants under the discretionary option grant program. Options with this feature may be surrendered to us upon the successful completion of a hostile tender offer for more than 50% of our outstanding voting stock. In return for the surrendered option, the optionee will be entitled to a cash distribution from us in an amount per surrendered option share based upon the highest price per share of our common stock paid in that tender offer.

       - The board may amend or modify the 1999 Stock Incentive Plan at any time, subject to any required stockholder approval. The 1999 Stock Incentive Plan will terminate no later than July 12, 2009.

1999 EMPLOYEE STOCK PURCHASE PLAN.

    Our 1999 Employee Stock Purchase Plan was adopted by the board in July 1999 and we expect that it will be submitted to the stockholders for their approval prior to the closing of this offering. We expect the plan to become effective immediately upon the signing of the underwriting agreement for this offering. The plan is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase shares of common stock, at semi-annual intervals, with their accumulated payroll deductions.

    SHARE RESERVE. 500,000 shares of our common stock will initially be reserved for issuance. The reserve will automatically increase on the first trading day in January each year, beginning in calendar year 2000, by an amount equal to one and one half percent (1.5%) of the total number of outstanding shares of our common stock on the last trading day in December in the prior year, but in no event will any such annual increase exceed 3,250,000 shares.

    OFFERING PERIODS. The plan will have a series of successive offering periods, each with a maximum duration of 24 months. The initial offering period will start on the date the underwriting agreement for the offering is signed and will end on the last business day in October 2001. The next offering period will start on the first business day in November 2001, and subsequent offering periods will be set by our compensation committee.

    ELIGIBLE EMPLOYEES. Individuals scheduled to work more than 20 hours per week for more than 5 calendar months per year may join an offering period on the start date or any semi-annual entry date within that period. Semi-annual entry dates will occur on the first business day of May and November each year. Individuals who become eligible employees after the start date of an offering period may join the plan on any subsequent semi-annual entry date within that offering period.

    PAYROLL DEDUCTIONS. A participant may contribute up to 15% of his or her cash earnings through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. The purchase price per share will be equal to 85% of the fair market value per share on the participant's entry date into the offering period or, if lower, 85% of the fair market value per share on the semi-annual purchase date. Semi-annual purchase dates will occur on the last business day of April and October each year. In no event, however, may any participant purchase more than 2,500 shares on any purchase date, and not more than 500,000 shares may be purchased in total by all participants on any purchase date. Our compensation committee may increase or decrease these limits prior to the start of any new offering period under the plan.

    RESET FEATURE. If the fair market value per share of our common stock on any purchase date is less than the fair market value per share on the start date of the two-year offering period, then that offering period will automatically terminate, and a new two-year offering period will begin on the next business day. All participants in the terminated offering will be transferred to the new offering period.

    CHANGE IN CONTROL. Should we be acquired by merger or sale of substantially all of our assets or more than fifty percent of our voting securities, then all outstanding purchase rights will automatically be exercised immediately prior to the effective date of the acquisition. The purchase price will be equal to 85% of the market value per share on the participant's entry date into the offering period in which an acquisition occurs or, if lower, 85% of the fair market value per share immediately prior to the acquisition.

    PLAN PROVISIONS. The following provisions will also be in effect under the plan:

       - The plan will terminate no later than the last business day of October 2009.

       - The board may at any time amend, suspend or discontinue the plan. However, certain amendments may require stockholder approval.

LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

    The certificate of incorporation that we will adopt immediately prior to the closing of this offering provides that, except to the extent prohibited by the Delaware General Corporation Law, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as directors. Under the Delaware General Corporation Law, the directors have a fiduciary duty to NetZero which is not eliminated by this provision of the certificate of incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the Delaware law for breach of the director's duty of loyalty, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or which involve intentional misconduct, or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law. This provision also does not affect the director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws. We have obtained liability insurance for our officers and directors.

    Section 145 of the Delaware law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director:

       - for any breach of the director's duty of loyalty to the corporation or its stockholders;

       - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

       - arising under Section 174 of the Delaware law; or

       - for any transaction from which the director derived an improper personal benefit.

    The indemnification permitted under Delaware law is not exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. Our certificate of incorporation will provide that we shall, to the fullest extent permitted by the Delaware law, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer, or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses including attorneys' fees, judgements, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

    We have entered into indemnification agreements with our directors and some of our officers. These agreements contain provisions that may require us, among other things, to indemnify these directors and officers against certain liabilities that may arise because of their status or service as directors or officers, except for liabilities arising from willful misconduct of a culpable nature, advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and obtain directors' and officers' liability insurance if it is maintained for other directors or officers.

    At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth information with respect to the beneficial ownership of our common stock as of August 31, 1999 by:

       - each stockholder whom we know to beneficially own 5% or more of the outstanding shares of common stock;

       - each of our directors and named executive officers; and

       - all of our directors and executive officers as a group.

The information set forth in the table below gives effect to the conversion of all issued and outstanding preferred stock. Unless otherwise indicated, the address of each beneficial owner listed below is c/o NetZero, Inc., 2555 Townsgate Road, Westlake Village, California.

    Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 92,905,217 shares of common stock outstanding as of August 31, 1999, and 102,905,217 shares of common stock outstanding after the completion of this offering. In computing the number of shares of common stock subject to options held by that person that are exercisable within 60 days of August 31, 1999, these shares are deemed outstanding for the purpose of determining the percentage ownership of the optionee. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other stockholder.


                                                                                        PERCENTAGE OF SHARES
                                                                                         BENEFICIALLY OWNED
                                                                                   ------------------------------
                                                               NUMBER OF SHARES                         AFTER
NAME OF BENEFICIAL OWNER                                      BENEFICIALLY OWNED   BEFORE OFFERING    OFFERING
------------------------------------------------------------  -------------------  ---------------  -------------
Named Executive Officers and Directors:
  Mark R. Goldston(1).......................................         6,040,731              6.5%            5.9%
  Ronald T. Burr............................................         3,707,500              4.0             3.6
  Bill Gross(2).............................................        28,917,104             31.1            28.1
  James T. Armstrong(3).....................................        23,949,278             25.6            23.3
  Jennifer S. Fonstad(4)....................................        15,050,677             16.2            14.6
  Paul G. Koontz(5).........................................        10,899,406             11.7            10.6
  David C. Bohnett..........................................           326,260                *               *

OTHER 5% STOCKHOLDERS:
Entities affiliated with Bill Gross(6)......................        28,917,104             31.1            28.1
  130 West Union Street
  Pasadena, CA 91103
Entities affiliated with Draper Fisher Jurvetson Management
  Company V, LLC(7)(11).....................................        15,050,677             16.2            14.6
  400 Seaport Court, Suite 350
  Redwood City, CA 94063
Entities affiliated with Foundation Capital Management II,
  LLC(8)(11)................................................        10,899,406             11.7            10.6
  70 Willow Road, Suite 200
  Menlo Park, CA 94025

                                                                                        PERCENTAGE OF SHARES
                                                                                         BENEFICIALLY OWNED
                                                                                   ------------------------------
                                                               NUMBER OF SHARES                         AFTER
NAME OF BENEFICIAL OWNER                                      BENEFICIALLY OWNED   BEFORE OFFERING    OFFERING
------------------------------------------------------------  -------------------  ---------------  -------------
CPQ Holdings, Inc.(9)(11)...................................         8,125,000              8.7             7.9
  20555 State Highway 249
  Houston, TX 77070
All directors and executive officers as a group (11
  people)(10)...............................................        72,055,813             77.4            70.1


------------------------

* Represents beneficial ownership of less than 1% of the outstanding shares of common stock.

(1) Includes (i) 5,926,383 shares held by the Mark and Nancy Jane Goldston Family Trust dated November 8, 1997, over which Mr. Goldston exercises voting power, as trustee, and (ii) 60,000 shares held by the Kogan Family Irrevocable Trust, over which Mr. Goldston exercises voting power, as trustee.

(2) Includes 28,917,104 shares held by affiliates of idealab! Capital Management I, LLC and idealab! Holdings, L.L.C. Mr. Gross is a managing member of both idealab! Capital Management I, LLC and idealab! Holdings, L.L.C., and as such may be deemed to exercise voting and investment power over such shares. Mr. Gross disclaims beneficial ownership of such shares, except to the extent of his proportionate interest therein.

(3) Includes 23,949,278 shares held by idealab! Capital Partners I-A, L.P. and idealab! Capital Partners I-B, L.P. Mr. Armstrong is a principal of each of these entities and disclaims beneficial ownership of such shares, except to the extent of his proportionate interest therein.

(4) Includes 15,050,677 shares held by entities affiliated with Draper Fisher Jurvetson, as set forth in note (7) below. Ms. Fonstad is a partner of Draper Fisher Jurvetson and disclaims beneficial ownership of such shares, except to the extent of her proportionate interest therein.

(5) Includes 10,899,406 shares held by entities affiliated with Foundation Capital Management II, LLC, as set forth in note (8) below. Mr. Koontz disclaims beneficial ownership of such shares, except to the extent of his proportionate interest therein.

(6) Includes (i) 10,215,281 shares owned by idealab! Capital Partners I-A, L.P.,
    (ii) 13,733,997 shares owned by idealab! Capital Partners I-B, L.P., and
    (iii) 4,967,826 shares owned by idealab! Holdings, L.L.C. idealab! Capital Management I, LLC is the general partner of both idealab! Capital Partners I-A, L.P. and idealab! Capital Partners I-B, L.P. In addition, Bill Gross is a managing member of both idealab! Capital Management I, LLC and idealab! Holdings, L.L.C. and is therefore deemed to exercise voting and investment power over such shares.

(7) Includes 13,921,876 shares owned by Draper Fisher Jurvetson Fund V, L.P. and 1,128,801 shares owned by Draper Fisher Jurvetson Partners V, LLC. Draper Fisher Jurvetson Management Company V, LLC is the general partner of Draper Fisher Jurvetson Fund V, L.P. and the manager of Draper Fisher Jurvetson Partners V, LLC and is therefore deemed to exercise voting and investment power over such shares.

(8) Includes 9,264,496 shares owned by Foundation Capital II, L.P., 1,089,940 shares owned by Foundation Capital II Entrepreneurs Fund, LLC, and 544,970 shares owned by Foundation Capital II Principals Fund, LLC. Foundation Capital Management II, LLC is the general partner of Foundation Capital II, L.P. and the manager of both Foundation Capital II Entrepreneurs Fund, LLC and Foundation Capital II Principals Fund, LLC and is thus deemed to exercise voting and investment power over such shares.

(9) Includes 8,125,000 shares owned by CPQ Holdings, Inc., an affiliate of Compaq Computer Corporation.

(10) Includes 807,693 shares subject to options, all of which are immediately exercisable. Also includes 11,693,050 shares subject to our right of repurchase. Of such shares, 426,696 shall be released from such right of repurchase within 60 days of August 31, 1999.


(11) The Company believes that the voting and dispositive powers over these shares are exercised by committee.

                              CERTAIN TRANSACTIONS

    The following table summarizes the shares of common stock and preferred stock purchased by executive officers, directors and 5% stockholders of NetZero and persons associated with them since July 1997. All share numbers reflect (a) the number of shares of common stock purchased by the respective party on an as-converted basis and (b) the 3-2 stock split that occurred in July 1999.

                                                                            PREFERRED STOCK
EXECUTIVE OFFICERS, DIRECTORS AND 5%        COMMON       ------------------------------------------------------
  STOCKHOLDERS                               STOCK         SERIES A      SERIES B      SERIES C      SERIES D
--------------------------------------  ---------------  -------------  -----------  -------------  -----------
Entities affiliated with Bill
  Gross(1)............................              --      11,956,121    7,172,593      4,630,783    5,157,607
Entities affiliated with Draper,
  Fisher, Jurvetson Management Company
  V, LLC(2)...........................              --              --           --     12,798,634    2,252,043
Entities affiliated with Foundation
  Capital Management II, LLC(3).......              --              --           --      9,261,557    1,637,849
CPQ Holdings, Inc.(4).................              --              --           --             --    8,125,000
David C. Bohnett......................              --              --      101,260        225,000
Mark R. Goldston......................       6,286,383              --           --             --       54,348
Ronald T. Burr........................       3,975,000              --           --             --           --
Stacy A. Haitsuka.....................       3,975,000              --           --             --           --
Charles S. Hilliard...................       1,200,000              --           --             --      225,000
Frederic A. Randall, Jr...............       1,050,000              --           --         11,635           --

------------------------

(1) Bill Gross is (a) a managing member of idealab! Capital Management I, LLC, which is the general partner of both idealab! Capital Partners I-A, L.P. and idealab! Capital Partners I-B, L.P., and (b) the managing member of idealab! Holdings, L.L.C., and therefore is deemed to exercise voting and investment power over all of the shares held by idealab! Holdings, L.L.C., idealab! Capital Partners I-A, L.P., and idealab! Capital Partners I-B, L.P.

(2) Draper Fisher Jurvetson Management Company V, LLC is (a) the general partner of Draper Fisher Jurvetson Fund V, L.P. and (b) the manager of Draper Fisher Jurvetson Partners V, LLC, and therefore is deemed to exercise voting and investment power of all of the shares held by Draper Fisher Jurvetson Fund V, L.P. and Draper Fisher Jurvetson Partners V, LLC.

(3) Foundation Capital Management II, LLC is (a) the general partner of Foundation Capital II, L.P. and (b) the manager of both Foundation Capital II Entrepreneurs Fund, LLC and Foundation Capital II Principals Fund, LLC, and therefore is deemed to exercise voting and investment power over all of the shares held by Foundation Capital II, L.P., Foundation Capital II Entrepreneurs Fund, LLC, and Foundation Capital II Principals Fund, LLC.

(4) CPQ Holdings, Inc. is an affiliate of Compaq Computer Corporation.

ISSUANCE OF FOUNDERS STOCK

    In July 1997, we sold a total of 15,000,000 shares of our common stock to Ronald Burr, Stacy Haitsuka, Marwan Zebian and Harold MacKenzie. The shares were issued at a price per share of $0.00013. As a condition to the September 1998 issuance of Series A preferred stock described below, each of the foregoing individuals entered into a stock restriction agreement with NetZero, pursuant to which each such individual agreed to subject half of his shares of common stock to vesting over a four-year period. The stock restriction agreements provide for accelerated vesting in the event of termination in connection with or following a change in control.

ISSUANCE OF SERIES A AND SERIES B PREFERRED STOCK

    In September, October and November 1998, and March and June 1999, we sold a total of 11,956,121 shares of Series A preferred stock at $0.0889 per share to Bill Gross' idealab!, idealab! Holdings, L.L.C., idealab! Capital Partners I-A, L.P., and idealab! Capital Partners I-B, L.P. In December 1998, and January, March and June 1999, we sold a total of 7,172,593 shares of Series B preferred stock at $0.1481 per share to Bill Gross' idealab!, idealab! Holdings, L.L.C., idealab! Capital Partners I-A, L.P., and idealab! Capital Partners I-B, L.P.

    In January 1999, David C. Bohnett, a director of NetZero, purchased 101,260 shares of our Series B preferred stock for a purchase price of $15,000.

ISSUANCE OF WARRANTS FOR SERIES C PREFERRED STOCK

    In January 1999, we issued warrants to purchase a total of 23,271 shares of Series C preferred stock to idealab! Capital Partners I-A, L.P. and idealab! Capital Partners I-B, L.P. in connection with a $100,000 bridge loan from such entities. The warrants were exercised immediately after the closing of our Series C preferred stock financing in February 1999.

ISSUANCE OF SERIES C PREFERRED STOCK

    In February 1999, we sold a total of 26,851,533 shares of Series C preferred stock at $0.4297 per share to several investors pursuant to a stock purchase agreement, including:

       - idealab! Capital Partners I-A, L.P. and idealab! Capital Partners I-B, L.P. who purchased a total of 4,607,512 shares of Series C preferred stock for a total purchase price of $1,980,002;

       - two affiliates of Draper Fisher Jurvetson who purchased a total of 12,798,634 shares of Series C preferred stock for a total purchase price of $5,500,000;

       - several affiliates of Foundation Capital who purchased a total of 9,261,557 shares of Series C preferred stock for a total purchase price of $3,980,000; and

       - Frederic A. Randall, Jr., who purchased 11,635 shares of Series C preferred stock for a purchase price of $5,000.

EXERCISE OF OPTION TO PURCHASE SERIES C PREFERRED STOCK

    In March 1999, David C. Bohnett purchased 225,000 shares of our Series C preferred stock for a purchase price of $96,690, in connection with the exercise of the option to purchase such shares which was granted to Mr. Bohnett in December 1998 in connection with his joining our board of directors. The option shares are subject to NetZero's right of repurchase at the price paid per share. The repurchase right lapses in a series of 48 equal monthly installments which began December 1, 1998.

ISSUANCE OF SERIES D PREFERRED STOCK

    In May 1999, we sold a total of 18,082,283 shares of Series D preferred stock at $1.84 per share to several investors, including:

       - idealab! Capital Partners I-A, L.P., idealab! Capital Partners, I-B, L.P. and idealab! Holdings, L.L.C., who purchased a total of 5,157,607 shares of Series D preferred stock for a total purchase price of $9,489,998;

       - two affiliates of Draper Fisher Jurvetson who purchased a total of 2,252,043 shares of Series D preferred stock at a total purchase price of $4,143,759;

       - several affiliates of Foundation Capital Management II, LLC, who purchased a total of 1,637,849 shares of Series D preferred stock for a total purchase price of $3,013,644;

       - CPQ Holdings, Inc., which purchased 8,125,000 shares of Series D preferred stock for a purchase price of $14,950,001;

       - Mark R. Goldston, who purchased 54,348 shares of Series D preferred stock for a purchase price of $100,000; and

       - Charles S. Hilliard, who purchased 225,000 shares of Series D preferred stock for a purchase price of $414,000.

EXERCISE OF OPTIONS TO PURCHASE COMMON STOCK

    In March 1999, Mark R. Goldston purchased 6,286,383 shares of our common stock for a purchase price of $628,638 in connection with the exercise of an option granted to Mr. Goldston in connection with his employment. The purchase price for the common stock was paid with a note payable to NetZero for the entire amount.

    In April 1999, Frederic A. Randall, Jr. purchased 1,050,000 shares of our common stock for a purchase price of $105,000 in connection with the exercise of an option granted to him in connection with his employment.

    In April 1999, Charles S. Hilliard purchased 1,200,000 shares of our common stock for a purchase price of $400,000, in connection with the exercise of an option granted to Mr. Hilliard in connection with his employment. The purchase price for the common stock was paid with a note payable to NetZero for the entire amount.

TECHNOLOGY ASSIGNMENT AGREEMENT WITH IMPACT SOFTWARE, INC.

    During the nine months ended March 31, 1999, we paid an aggregate of $100,000 to Impact Software, Inc. pursuant to a Technology Assignment Agreement approximately $81,000 of which was allocated to purchase our zCast technology and approximately $19,000 of which was used to repay existing indebtedness owed to Impact Software. Messrs. Burr, Haitsuka, MacKenzie and Zebian are directors, officers and/or employees of NetZero and were shareholders and officers of Impact Software at the time this agreement was executed.

INVESTORS' RIGHTS AGREEMENT

    In May 1999, we entered into an Amended and Restated Investors' Rights Agreement with some of our stockholders, which provides those stockholders certain rights to require us to register their shares of NetZero common stock.

DISTRIBUTION AGREEMENT WITH COMPAQ

    In April 1999, we entered into a Distribution, License and Alliance Agreement with Compaq Computer Corporation, pursuant to which Compaq will distribute our NetZero software with its Presario products over a 12 month period. Immediately after the offering, Compaq, through its affiliate CPQ Holdings, Inc., will own approximately 7.9% of our outstanding capital stock. See "Business--Sales and Marketing--User Acquisition" on page 45 for more information regarding this agreement.

    We believe that all of the transactions set forth above were made on terms no less favorable to us than could have been otherwise obtained from unaffiliated third parties.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    We are authorized to issue 500,000,000 shares of common stock, par value $0.001, and 10,000,000 shares of undesignated preferred stock, par value $0.001. The following description of our securities and certain provisions of our certificate of incorporation and bylaws are summaries. Statements contained in this prospectus relating to these provisions are not necessarily complete. Copies of our certificate of incorporation and bylaws have been filed with the Commission as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering in accordance with the terms of the certificate that will be adopted by us immediately prior to the closing of this offering.

COMMON STOCK

    As of August 31, 1999, there were 92,905,217 shares of common stock outstanding and held of record by 173 stockholders, assuming conversion of all shares of preferred stock into common stock. Based on the number of shares outstanding as of that date and giving effect to the issuance of the 10,000,000 shares of common stock offered by us hereby, there will be 102,905,217 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option, upon the closing of the offering.

    Holders of the common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Holders of common stock are entitled to receive ratably any dividends that may be declared by the board of directors out of legally available funds, subject to any preferential dividend rights of any outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by us in this offering will be upon receipt of payment for such shares, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which we may designate and issue in the future without further stockholder approval. Upon the closing of the offering, there will be no shares of preferred stock outstanding.

PREFERRED STOCK

    Upon the closing of this offering, all outstanding shares of our Series A, Series B, Series C and Series D preferred stock will convert into shares of common stock. Thereafter, the board of directors will be authorized without further stockholder approval to issue from time to time up to an aggregate of 10,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights, qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, term of redemption including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our management without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. We have no present plans to issue any shares of preferred stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION AND BYLAWS

    Certain provisions of our certificate of incorporation and bylaws, which will become effective upon the closing of this offering, may make it more difficult to acquire control of NetZero by various means. These provisions could deprive the stockholders of opportunities to realize a premium on the shares of common stock owned by them. In addition, these provisions may adversely affect the prevailing market price of the stock. These provisions are intended to:

       - enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board;

       - discourage certain types of transactions which may involve an actual or threatened change in control of NetZero;

       - discourage certain tactics that may be used in proxy fights;

       - encourage persons seeking to acquire control of NetZero to consult first with the board of directors to negotiate the terms of any proposed business combination or offer; and

       - reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all outstanding shares of NetZero or that is otherwise unfair to our stockholders.

    CLASSIFIED BOARD OF DIRECTORS; REMOVAL; FILLING VACANCIES AND
AMENDMENT. The certificate and bylaws provide that upon the closing of this offering the board shall be divided into three classes of directors serving staggered, three-year terms. The classification of the board has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of members of the board. Subject to the rights of the holders of any outstanding series of preferred stock, the certificate authorizes only the board to fill vacancies, including newly created directorships. Accordingly, this provision could prevent a stockholder from obtaining majority representation on the board by enlarging the board of directors and filling the new directorships with its own nominees. The certificate also provides that directors may be removed by stockholders only for cause and only by the affirmative vote of holders of two-thirds of the outstanding shares of voting stock.

    STOCKHOLDER ACTION; SPECIAL MEETING OF STOCKHOLDERS. The certificate provides that stockholders may not take action by written consent, but may only take action at duly called annual or special meetings of stockholders. The certificate further provides that special meetings of our stockholders may be called only by the chairman of the board of directors or a majority of the board of directors. This limitation on the right of stockholders to call a special meeting could make it more difficult for stockholders to initiate actions that are opposed by the board of directors. These actions could include the removal of an incumbent director or the election of a stockholder nominee as a director. They could also include the implementation of a rule requiring stockholder ratification of specific defensive strategies that have been adopted by the board of directors with respect to unsolicited takeover bids. In addition, the limited ability of the stockholders to call a special meeting of stockholders may make it more difficult to change the existing board and management.

    ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. The bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 120 days prior to the date of our annual meeting. The bylaws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

    AUTHORIZED BUT UNISSUED SHARES. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

    SUPERMAJORITY VOTE TO AMEND CHARTER AND BYLAWS. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated certificate of incorporation imposes supermajority vote requirements in connection with business combination transactions and the amendment of certain provisions of our certificate of incorporation and bylaws, including those provisions relating to the classified board of directors, action by written consent, the ability of stockholders to call special meetings and the ability of stockholders to bring business before an annual meeting or to nominate directors. Following the completion of this offering, our present directors and executive officers and their respective affiliates will beneficially own approximately 70.1% of our common stock. This gives them veto power with respect to any stockholder action or approval requiring either a two-thirds vote or a simple majority.

    SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW. We are subject to the provisions of Section 203 of the Delaware General Corporation Law, as amended from time to time. Section 203 generally prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years from the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with his or its affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

REGISTRATION RIGHTS

    Under the Amended and Restated Investor Rights Agreement dated as of May 10, 1999, among NetZero and certain holders of its securities, the holders of approximately 85,698,444 shares of common stock, or Registrable Securities, after this offering will be entitled to certain rights with respect to the registration of the Registrable Securities under the Securities Act. Under the Investors Rights Agreement, if NetZero proposes to register any of its securities under the Securities Act, either for its own account or the account of other stockholders, the holders of Registrable Securities are entitled to notice of such registration and are entitled to include their Registrable Securities in the registration. Of the approximately 85,698,444 shares of Registrable Securities, approximately 21,286,383 shares are only entitled to these "piggy back" registration rights.

    In addition, if at any time after August 15, 2000, NetZero receives a request from certain holders of at least 20% of the Registrable Securities, NetZero is obligated to cause these shares to be registered under the Securities Act, provided that the offering size would exceed $5,000,000. Certain holders of Registrable Securities have the right to cause two demand registrations. Further, holders of Registrable Securities may require NetZero to register all or a portion of their Registrable Securities on Form S-2 or Form S-3 under the Securities Act, provided that the offering size would exceed $1,000,000, when these forms become available for use by NetZero, and subject to other conditions and limitations. The holders' rights with respect to all these registrations are subject to additional conditions, including the right of the underwriters of any of these offerings to limit the number of shares included in any of these registrations. NetZero has agreed to pay all expenses related to certain of these registrations, except for underwriting discounts and commissions, to effect the registration and sale of the Registrable Securities. Upon registration, such shares are freely tradeable in the public market without restriction.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for our common stock will be U.S. Stock Transfer Corporation.

LISTING


    Our common stock has been approved for listing on The Nasdaq National Market under the trading symbol "NZRO".

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of the offering, we will have 102,905,217 shares of common stock outstanding, or 104,405,217 shares if the underwriters' over-allotment option is exercised in full, in each case, assuming no exercise of options after August 31, 1999. Of this amount, the 10,000,000 shares offered by this prospectus will be available for immediate sale in the public market as of the date of this prospectus. Approximately 59,509,273 additional shares will be available for sale in the public market following the expiration of 180-day lock-up agreements with the representatives of our underwriters, subject in some cases to compliance with the volume and other limitations of Rule 144. If the underwriters waive the 180-day lock-up agreements within the first 90 days after the date of this prospectus, an additional 24,007,242 shares will be available for sale in the public market 90 days following the date of this prospectus, subject in some cases to compliance with the volume and other limitations of Rule 144.

                                     APPROXIMATE SHARES
   DAYS AFTER THE DATE OF THIS      ELIGIBLE FOR FUTURE
            PROSPECTUS                      SALE                       COMMENT
----------------------------------  --------------------  ----------------------------------

Upon Effectiveness................       10,000,000       Freely tradeable shares sold in
                                                          offering and shares saleable under
                                                          Rule 144(k) that are not subject
                                                          to 180-day lock-up

90 days...........................           0            Shares saleable under Rule 144,
                                                          144(k) or 701 that are not subject
                                                          to 180-day lock-up

180 days..........................        59,509,273      Lock-up released; shares saleable
                                                          under Rule 144, 144(k) or 701

    In general, under Rule 144 as currently in effect, a person who has beneficially owned shares, including shares attributed to such person, for at least one year is entitled to sell within any three-month period commencing 90 days after the date of this prospectus a number of shares that does not exceed the greater of

       - 1% of the then outstanding shares of common stock, which will be equal to approximately 1,029,052 shares immediately after the offering; or

       - the average weekly trading volume during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale.

    A person, or persons whose shares are aggregated, who is not deemed to have been an affiliate of NetZero at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above. Persons deemed to be affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

    We are unable to estimate the number of shares that will be sold under Rule 144, since this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors. Prior to the offering, there has been no public market for the common stock, and there can be no assurance that a significant public market for the common stock will develop or be sustained after the offering. Any future sale of substantial amounts of the common stock in the open market may adversely affect the market price of the common stock offered hereby.

    Our directors, executive officers, stockholders with registration rights and certain other stockholders and optionholders have agreed pursuant to the underwriting agreement and other agreements that they will not sell any common stock without the prior written consent of Goldman, Sachs & Co. for a period of 180 days from the date of this prospectus. We have also agreed not to issue any shares during the 180-day lock-up period without the consent of Goldman, Sachs & Co., except that we may, without such consent, grant options and sell shares under our stock incentive and purchase plans.

    Any of our employees or consultants who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits nonaffiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this prospectus.

    We intend to file a registration statement on Form S-8 under the Securities
Act within       days after the completion of the offering to register the
shares of common stock subject to outstanding stock options reserved for issuance under our 1999 Stock Incentive Plan, thus permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act. As of August 31, 1999, there were outstanding options to purchase approximately 4,110,793 shares of common stock under our stock plans.

    In addition, some of our stockholders have registration rights with respect to approximately 85,698,444 shares of common stock and common stock equivalents. Registration of these registrable securities under the Securities Act would result in those shares becoming freely tradeable without restriction under the Securities Act.

                                 LEGAL MATTERS

    The validity of the common stock offered hereby will be passed upon for us by Brobeck, Phleger & Harrison LLP, Irvine, California. As of August 31, 1999, Brobeck, Phleger & Harrison LLP and certain entities and individuals affiliated with Brobeck, Phleger & Harrison LLP beneficially owned a total of 46,540 shares of our Series C preferred stock and 40,761 shares of our Series D preferred stock, all of which will convert to common stock immediately prior to the closing of this offering. Certain legal matters relating to the sale of common stock in this offering will be passed upon for the underwriters by Wilson, Sonsini, Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

    The financial statements of NetZero, Inc. as of June 30, 1998 and 1999 and for the period from July 21, 1997 (inception) through June 30, 1998 and the year ended June 30, 1999 included in this prospectus and Registration Statement have been audited by PricewaterhouseCoopers LLP, independent accountants, as set forth in their report appearing elsewhere in this prospectus, and are included in reliance upon their report given on the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the shares to be sold in the offering. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the shares to be sold in the offering, reference is made to the registration statement and the exhibits and schedules attached to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are materially complete. In addition, we intend to file annual, quarterly and current reports, proxy statements and other information with the Commission.

    You may read and copy all or any portion of the registration statement or any reports, statements or other information that we file at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our Commission filings, including the registration statement, are also available to you on the Commission's Web-site (http://www.sec.gov).

                                 NETZERO, INC.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants....................................................     F-2

Balance Sheets.......................................................................     F-3

Statements of Operations.............................................................     F-4

Statements of Stockholders' Equity (Deficit).........................................     F-5

Statements of Cash Flows.............................................................     F-6

Notes to Financial Statements........................................................     F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Stockholders
NetZero, Inc.



    In our opinion, the accompanying balance sheets and the related statements of operations, stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of NetZero, Inc. (the "Company") as of June 30, 1998 and 1999 and the results of its operations and its cash flows for the period from July 21, 1997 (Inception) through June 30, 1998 and for the year ended June 30, 1999 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PricewaterhouseCoopers LLP



Woodland Hills, California
July 28, 1999, except for Note 13 as
to which the date is September 22, 1999

                                 NETZERO, INC.

                                 BALANCE SHEETS

                                                                       JUNE 30,       JUNE 30,
                                                                         1998           1999
                                                                      -----------  --------------    PRO FORMA
                                                                                                   STOCKHOLDERS'
                                                                                                       EQUITY
                                                                                                      JUNE 30,
                                                                                                        1999
                                                                                                   --------------
                                                                                                    (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.........................................   $   1,000   $   24,035,000
  Accounts receivable, net of allowance for doubtful accounts of
    $160,000 at June 30, 1999.......................................          --        2,253,000
  Other current assets..............................................          --          689,000
                                                                      -----------  --------------
      Total current assets..........................................       1,000       26,977,000

Property and equipment, net.........................................          --       18,116,000
Restricted cash.....................................................          --        1,789,000
Deposits............................................................          --          619,000
                                                                      -----------  --------------
      Total assets..................................................   $   1,000   $   47,501,000
                                                                      -----------  --------------
                                                                      -----------  --------------

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..................................................   $   4,000   $    4,879,000
  Due to related party..............................................      19,000               --
  Accrued liabilities...............................................       1,000        1,521,000
  Deferred revenue..................................................          --        2,739,000
  Current portion of notes payable..................................          --          560,000
  Current portion of capital leases.................................          --        1,181,000
                                                                      -----------  --------------
      Total current liabilities.....................................      24,000       10,880,000
Notes payable less current portion..................................          --        1,210,000
Capital leases less current portion.................................          --        2,317,000
Commitments and contingencies (Note 12).............................

Redeemable convertible preferred stock, no-par value; 19,231,000 shares authorized; 19,230,000 issued and outstanding at June 30,
  1999; liquidation preference and redemption value of $2,140,000...          --        2,140,000
Stockholders' equity (deficit):
  Convertible preferred stock, $0.001 par value; 55,769,000 shares authorized; 45,182,000 shares issued and outstanding at June 30,
    1999; liquidation preference of $44,917,000;
    Pro forma--10,000,000 shares authorized; no shares issued and
    outstanding.....................................................          --       44,720,000             --
  Common stock, $0.001 par value; 30,000,000 and 150,000,000 shares authorized at June 30, 1998 and June 30, 1999, respectively;
    15,000,000 and 28,624,000 shares issued and outstanding at June
    30, 1998 and June 30, 1999, respectively; Pro forma--500,000,000
    authorized; 93,036,000 shares issued and outstanding............       2,000        1,352,000         93,000
  Additional paid-in capital........................................          --        9,019,000     57,138,000
  Notes receivable from stockholders................................          --       (1,029,000)    (1,029,000)
  Deferred stock compensation.......................................          --       (7,783,000)    (7,783,000)
  Accumulated deficit...............................................     (25,000)     (15,325,000)   (15,325,000)
                                                                      -----------  --------------  --------------
      Total stockholders' equity (deficit)..........................     (23,000)      30,954,000   $ 33,094,000
                                                                      -----------  --------------  --------------
                                                                                                   --------------
      Total liabilities and stockholders' equity....................   $   1,000   $   47,501,000
                                                                      -----------  --------------
                                                                      -----------  --------------

   The accompanying notes are an integral part of these financial statements.

                                 NETZERO, INC.

                            STATEMENTS OF OPERATIONS

                                                                                JULY 21, 1997
                                                                             (INCEPTION) THROUGH    YEAR ENDED
                                                                                JUNE 30, 1998      JUNE 30, 1999
                                                                             -------------------  ---------------
Net revenues...............................................................     $          --     $     4,634,000
Cost of revenues (Including $411,000 of depreciation expense)..............                --          12,426,000
                                                                             -------------------  ---------------
Gross loss.................................................................                --          (7,792,000)
                                                                             -------------------  ---------------
Operating expenses:
  Sales and marketing......................................................                --             876,000
  Product development......................................................                --             982,000
  General and administrative...............................................            19,000           4,307,000
  Stock-based compensation.................................................                --           1,236,000
  Depreciation and amortization............................................                --             222,000
                                                                             -------------------  ---------------
Total operating expenses...................................................            19,000           7,623,000
                                                                             -------------------  ---------------
Loss from operations.......................................................           (19,000)        (15,415,000)
                                                                             -------------------  ---------------
Interest income............................................................                --             225,000
Interest expense...........................................................                --            (110,000)
Other expense..............................................................            (6,000)                 --
                                                                             -------------------  ---------------
Net loss...................................................................     $     (25,000)    $   (15,300,000)
                                                                             -------------------  ---------------
                                                                             -------------------  ---------------
Basic and diluted net loss per share.......................................     $          --     $         (1.42)
                                                                             -------------------  ---------------
                                                                             -------------------  ---------------
Shares used to calculate basic and diluted net loss per share..............        15,000,000          10,792,000
                                                                             -------------------  ---------------
                                                                             -------------------  ---------------
Unaudited pro forma basic and diluted net loss per share...................                       $         (0.44)
                                                                                                  ---------------
                                                                                                  ---------------
Unaudited shares used to calculate pro forma basic and diluted net loss per
  share....................................................................                            34,800,000
                                                                                                  ---------------
                                                                                                  ---------------

   The accompanying notes are an integral part of these financial statements.

                                 NETZERO, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                              CONVERTIBLE                                                    NOTE
                            PREFERRED STOCK             COMMON STOCK        ADDITIONAL    RECEIVABLE       DEFERRED
                       -------------------------  ------------------------    PAID-IN        FROM           STOCK
                         SHARES        AMOUNT       SHARES       AMOUNT       CAPITAL    STOCKHOLDERS    COMPENSATION
                       -----------  ------------  -----------  -----------  -----------  -------------  --------------
Balance at July 21,
  1997 (Inception)...           --  $         --           --  $        --  $        --   $        --    $         --
  Issuance of common
    stock............           --            --   15,000,000        2,000           --            --              --
  Net loss...........           --            --           --           --           --            --              --
                       -----------  ------------  -----------  -----------  -----------  -------------  --------------

Balance at June 30,
  1998...............           --            --   15,000,000        2,000           --            --              --
  Issuance of common
    stock............           --            --       23,000        2,000           --            --              --
  Issuance of Series
    C convertible
    preferred stock,
    net..............   27,077,000    11,512,000           --           --           --            --              --
  Exercise of
    warrants for
    Series C
    convertible
    preferred
    stock............       23,000        10,000           --           --           --            --              --
  Exercise of stock
    options..........           --            --    6,115,000      319,000           --            --              --
  Exercise of options
    for a note
    receivable.......           --            --    7,486,000    1,029,000           --    (1,029,000)             --
  Deferred stock
    compensation.....           --            --           --           --    8,952,000            --      (8,952,000)
  Amortization of
    deferred stock-
    based
    compensation.....           --            --           --           --           --            --       1,169,000
  Charge for issuance
    of Series A and B
    options..........           --            --           --           --       67,000            --              --
  Issuance of Series
    D convertible
    preferred
    stock............   18,082,000    33,198,000           --           --           --            --              --
  Net loss...........           --            --           --           --           --            --              --
                       -----------  ------------  -----------  -----------  -----------  -------------  --------------
Balance at June 30,
  1999...............   45,182,000    44,720,000   28,624,000    1,352,000    9,019,000    (1,029,000)     (7,783,000)
  Assumed conversion
    of convertible
    preferred
    stock............  (45,182,000)  (44,720,000)  45,182,000   44,720,000           --            --              --
  Assumed conversion
    of redeemable
    convertible
    preferred
    stock............           --            --   19,230,000    2,140,000           --            --              --
Reincorporation into
  Delaware and change
  in par value of
  common stock.......           --            --           --  (48,119,000)  48,119,000            --              --
                       -----------  ------------  -----------  -----------  -----------  -------------  --------------
Balance at June 30,
  1999, pro forma
  (unaudited)........           --  $         --   93,036,000  $    93,000  $57,138,000   $(1,029,000)   $ (7,783,000)
                       -----------  ------------  -----------  -----------  -----------  -------------  --------------
                       -----------  ------------  -----------  -----------  -----------  -------------  --------------

                                          TOTAL
                                      STOCKHOLDERS'
                        ACCUMULATED       EQUITY
                          DEFICIT       (DEFICIT)
                       -------------  --------------
Balance at July 21,
  1997 (Inception)...   $        --    $         --
  Issuance of common
    stock............            --           2,000
  Net loss...........       (25,000)        (25,000)
                       -------------  --------------
Balance at June 30,
  1998...............       (25,000)        (23,000)
  Issuance of common
    stock............            --           2,000
  Issuance of Series
    C convertible
    preferred stock,
    net..............            --      11,512,000
  Exercise of
    warrants for
    Series C
    convertible
    preferred
    stock............            --          10,000
  Exercise of stock
    options..........            --         319,000
  Exercise of options
    for a note
    receivable.......            --              --
  Deferred stock
    compensation.....            --              --
  Amortization of
    deferred stock-
    based
    compensation.....            --       1,169,000
  Charge for issuance
    of Series A and B
    options..........            --          67,000
  Issuance of Series
    D convertible
    preferred
    stock............            --      33,198,000
  Net loss...........   (15,300,000)    (15,300,000)
                       -------------  --------------
Balance at June 30,
  1999...............   (15,325,000)     30,954,000
  Assumed conversion
    of convertible
    preferred
    stock............            --              --
  Assumed conversion
    of redeemable
    convertible
    preferred
    stock............            --       2,140,000
Reincorporation into
  Delaware and change
  in par value of
  common stock.......            --              --
                       -------------  --------------
Balance at June 30,
  1999, pro forma
  (unaudited)........   $(15,325,000)  $ 33,094,000
                       -------------  --------------
                       -------------  --------------

   The accompanying notes are an integral part of these financial statements.

                                 NETZERO, INC.

                            STATEMENTS OF CASH FLOWS

                                                                               JULY 21, 1997          YEAR
                                                                            (INCEPTION) THROUGH      ENDED
                                                                               JUNE 30, 1998     JUNE 30, 1999
                                                                            -------------------  --------------
Cash flows from operating activities:
  Net loss................................................................       $ (25,000)       $(15,300,000)
  Adjustments to reconcile net loss to net cash provided by (used for)
    operating activities:
    Depreciation and amortization.........................................              --             633,000
    Provision for doubtful accounts.......................................              --             160,000
    Stock-based compensation..............................................              --           1,236,000
    Loss on disposal of fixed assets......................................              --              98,000
    Changes in operating assets and liabilities:
      Accounts receivable.................................................              --          (2,413,000)
      Deposits............................................................              --            (619,000)
      Other current assets................................................              --            (689,000)
      Restricted cash.....................................................              --          (1,789,000)
      Accounts payable....................................................           4,000           5,085,000
      Accrued liabilities.................................................           1,000           1,520,000
      Due to related party................................................          19,000             (19,000)
      Deferred revenue....................................................              --           2,739,000
                                                                                ----------       --------------
        Net cash used for operating activities............................          (1,000)         (9,358,000)
                                                                                ----------       --------------
Cash flows from investing activities:
  Purchases of property and equipment.....................................              --         (13,609,000)
  Proceeds from the sale of fixed assets..................................              --             226,000
                                                                                ----------       --------------
        Net cash used for investing activities............................              --         (13,383,000)
                                                                                ----------       --------------
Cash flows from financing activities:
  Payments on capital leases..............................................              --            (241,000)
  Proceeds from bridge loan...............................................              --             100,000
  Payments on note payable................................................              --            (165,000)
  Proceeds from exercise of stock options.................................              --             319,000
  Net proceeds from issuance of common stock..............................           2,000               2,000
  Net proceeds from issuance of redeemable convertible preferred stock....              --           2,140,000
  Net proceeds from issuance of convertible preferred stock...............              --          44,620,000
                                                                                ----------       --------------
        Net cash provided by financing activities.........................           2,000          46,775,000
                                                                                ----------       --------------
        Change in cash and cash equivalents...............................           1,000          24,034,000
Cash and cash equivalents, beginning of period............................              --               1,000
                                                                                ----------       --------------
Cash and cash equivalents, end of period..................................       $   1,000        $ 24,035,000
                                                                                ----------       --------------
                                                                                ----------       --------------
Supplemental disclosure of cash flow activities:
Cash paid during the year for interest....................................       $      --        $    110,000
                                                                                ----------       --------------
                                                                                ----------       --------------
Notes receivable from stockholders in connection with the exercise of
  stock options...........................................................       $      --        $  1,029,000
                                                                                ----------       --------------
                                                                                ----------       --------------
Bridge loan repayment in exchange for issuance of convertible preferred
  stock...................................................................       $      --        $    100,000
                                                                                ----------       --------------
                                                                                ----------       --------------
Equipment financed with note payable......................................       $      --        $  1,725,000
                                                                                ----------       --------------
                                                                                ----------       --------------
Accounts payable financed with note payable...............................       $      --        $    210,000
                                                                                ----------       --------------
                                                                                ----------       --------------
Equipment obtained under capital leases...................................       $      --        $  3,739,000
                                                                                ----------       --------------
                                                                                ----------       --------------

   The accompanying notes are an integral part of these financial statements.

                                 NETZERO, INC.

                         NOTES TO FINANCIAL STATEMENTS

1.  BUSINESS:

    NetZero, Inc. ("NetZero" or the "Company") was incorporated in July 1997 and launched its service in October 1998. NetZero provides consumers with free access to the Internet while offering online advertisers a highly effective way to reach those consumers. The Company offers its users free and unlimited Internet access as well as free e-mail and navigational tools to enhance the users' online experience. For advertisers, the Company offers an online direct marketing tool with features and functionality that have distinct advantages over traditional forms of online advertising.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

USE OF ESTIMATES

    The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

CASH EQUIVALENTS

    The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of deposits in money market funds.

CONCENTRATION OF RISK

    Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents and accounts receivable. Cash and cash equivalents are deposited with major financial institutions; at times, such balances with any one financial institution may be in excess of FDIC insurance limits. The Company's accounts receivable are derived primarily from revenue earned from customers located in the United States. The Company extends credit based upon an evaluation of the customer's financial condition and generally collateral is not required. The Company maintains an allowance for doubtful accounts based upon the expected collectibility of accounts receivable; to date such losses, if any, have been within management's expectations.

    At June 30, 1999, two customers comprised 43% and 13% of the accounts receivable balance, respectively. For the year ended June 30, 1999, two customers comprised 27% and 26% of revenues, respectively.

SOURCES OF SUPPLIES

    The Company relies on third-party networks, local telephone companies and other companies to provide data communications capacity. Although management believes that alternate telecommunications facilities could be found in a timely manner, any disruption of these services could have an adverse effect on the Company's financial position and results of operations.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and lease obligations are carried at historical cost, which

                                 NETZERO, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) approximates their fair value because of the short-term maturity of these instruments and the relatively stable interest rate environment.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at historical cost. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years, or the shorter of the lease term or the estimated useful lives of the assets, if applicable.

RESTRICTED CASH

    Under the terms its facility lease agreement, the Company maintains a letter of credit as collateral for this lease with a financial institution as a security deposit.

DEPOSITS

    The Company is required to maintain refundable security deposits with its telecommunications service providers.

LONG-LIVED ASSETS

    The Company identifies and records impairment losses on long-lived assets when events and circumstances indicate that such assets might be impaired. In the event the expected undiscounted future cash flows attributable to the asset is less than the carrying amount of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. To date, no such impairment has been recorded.

REVENUE RECOGNITION

    The Company's revenues are derived principally from the sale of advertising, which includes arrangements for the delivery of impressions or click-throughs, sponsorships, and referrals of users to other web-sites. The foregoing may include additional performance-based revenues based on arrangements with individual sponsors or advertisers. To date, most of the Company's revenues have been generated from banner advertisements and referrals of users to other web-sites. Banner advertising and sponsorship revenues are recognized in the periods in which the advertisement or sponsorship placement is displayed, based upon the lesser of impressions delivered over the total number of guaranteed impressions or ratably over the period in which the advertisement is displayed, provided that no significant Company obligations remain and collection of the related receivable is probable. The Company's obligations typically include the guarantee of a minimum number of impressions or the satisfaction of other performance criteria. The guaranteed minimum number of impressions are generally required to be delivered over the term of the commitment which has generally averaged one to two months. Revenues from performance-based arrangements, including click-throughs, are recognized as the related performance criteria are met. Referral revenues are recognized as referrals are made to other web-sites, provided that no significant Company obligations remain and collection of the related receivable is probable.

                                 NETZERO, INC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
COST OF REVENUES

    Cost of revenues consist of telecommunications costs, depreciation of network equipment, occupancy costs and personnel and related expenses of the Company's network infrastructure. These costs are expensed as incurred.

SALES AND MARKETING

    Sales and marketing expenses include salaries, sales commissions, employee benefits, travel and related expenses for the Company's direct sales force, fees paid to third-party advertising sales agents, marketing, and sales support functions. These costs are expensed as incurred.

    Advertising costs included in sales and marketing expenses totalled $0 and $102,000 for the period from July 21, 1997 (Inception) through June 30, 1998 and for the year ended June 30, 1999, respectively.

PRODUCT DEVELOPMENT COSTS

    Product development costs incurred by the Company to develop, enhance, manage, monitor and operate the Company's Web-sites and related technologies are expensed as incurred.

GENERAL AND ADMINISTRATIVE

    General and administrative expenses include salaries, employee benefits and expenses for our executive, finance, legal and human resources personnel. In addition, general and administrative expenses include fees for professional services and occupancy costs. These costs are expensed as incurred.

STOCK-BASED COMPENSATION

    The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." Under APB 25, compensation expense is recognized over the vesting period based on the difference, if any, on the date of grant between the deemed fair value of the Company's stock for accounting purposes and the exercise price. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force 96-18.

INCOME TAXES

    The Company utilizes the liability method of accounting for income taxes. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and the tax bases of assets and liabilities using enacted tax rates in effect for the period in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

                                 NETZERO, INC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
NET LOSS PER SHARE

    Basic and diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. Shares associated with stock options, warrants and convertible preferred stock are not included to the extent they are antidilutive.

UNAUDITED PRO FORMA NET LOSS PER SHARE

    Unaudited pro forma net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of the Company's convertible preferred stock into shares of the Company's common stock effective upon the closing of the Company's initial public offering as if such conversion occurred on July 1, 1998 or at the date of original issuance, if later. The resulting pro forma adjustment includes an increase in weighted average shares used to compute basic and diluted net loss per share of 24,008,000 for the year ended June 30, 1999.

COMPREHENSIVE INCOME

    Effective July 1, 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. To date, the Company has not had any transactions that are required to be reported in comprehensive income.

SEGMENTS

    Effective July 1, 1998, the Company adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company has determined that it does not have any separately reportable business segments as of June 30, 1998 and June 30, 1999.

RECENT ACCOUNTING PRONOUNCEMENTS

    In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 98-1, "Software for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. The Company expects that the adoption of SOP 98-1 will not have a material impact on its financial position, results of operations or cash flows. The Company will be required to implement SOP No. 98-1 in the first quarter of fiscal 2000.

    In April 1998, the AICPA issued SOP No. 98-5, "Reporting on the Costs of Start-Up Activities." SOP No. 98-5 requires that all start-up costs related to new operations must be expensed as incurred. In addition, start-up costs that were capitalized in the past must be written off when SOP No. 98-5 is adopted. The Company expects that the adoption of SOP No. 98-5 will not have a

                                 NETZERO, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) material impact on its financial position, results of operations or cash flows. The Company will be required to implement SOP No. 98-1 in the first quarter of fiscal 2000.

    In June 1998, The Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." The statement requires the recognition of all derivatives as either assets or liabilities in the balance sheet and the measurement of those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the planned use of the derivative and the resulting designation. Because the Company does not currently hold any derivative instruments and does not engage in hedging activities, the impact of the adoption of SFAS No. 133 is not currently expected to have a material impact on financial position, results of operations or cash flows. The Company will be required to implement SFAS No. 133 in the first quarter of fiscal 2001.

STOCK SPLIT

    In July 1999, the Company authorized and implemented a three-for-two forward stock split. The share information in the accompanying financial statements has been retroactively restated to reflect the effect of the stock split.

3.  PROPERTY AND EQUIPMENT:

    Property and equipment consists of the following:

                                                               JUNE 30, 1998   JUNE 30, 1999
                                                               --------------  --------------
Computer software and equipment..............................    $       --    $   14,068,000
Furniture and fixtures.......................................            --           929,000
Assets under capital leases..................................            --         3,739,000
                                                               --------------  --------------
Total........................................................            --        18,736,000

Less: accumulated depreciation, including accumulated capital lease amortization of $0 and $246,000 at June 30, 1998 and
  1999, respectively.........................................            --          (620,000)
                                                               --------------  --------------
                                                                 $       --    $   18,116,000
                                                               --------------  --------------
                                                               --------------  --------------

    Depreciation expense for the period from July 21, 1997 (Inception) through June 30, 1998 and for the year ended June 30, 1999 was $0 and $633,000, respectively.

4.  ACCRUED LIABILITIES:

    Accrued liabilities consist of the following:

                                                                JUNE 30, 1998   JUNE 30, 1999
                                                                --------------  --------------
Accrued payroll...............................................    $       --     $    619,000
Accrued expenses..............................................         1,000          642,000
Accrued offering expenses.....................................            --          260,000
                                                                --------------  --------------
                                                                  $    1,000     $  1,521,000
                                                                --------------  --------------
                                                                --------------  --------------

                                 NETZERO, INC.

5.  LONG-TERM DEBT

    Long-term debt consisted of the following at June 30, 1999:

Notes Payable to vendor, quarterly payments of $198,000,
 including interest at 15.29% through March 2002,
 uncollateralized..............................................  $1,770,000
Less current portion...........................................     560,000
                                                                 ----------
                                                                 $1,210,000
                                                                 ----------
                                                                 ----------

    Future minimum principal payments required are as follows:

Year Ended June 30:
2000...........................................................  $  560,000
2001...........................................................     652,000
2002...........................................................     558,000
                                                                 ----------
                                                                 $1,770,000
                                                                 ----------
                                                                 ----------

6.  RELATED-PARTY TRANSACTIONS:

    In September 1998, the Company purchased certain software technology for $80,000 in cash from a related party.

    At June 30, 1999, the Company held notes receivable from two employees for $1,029,000 for the exercise of stock options. The notes bear interest at 4.83% and 5.28% per annum, respectively and are due on March 20, 2004 and April 16, 2004, respectively, unless paid earlier. The notes, which are classified as a component of stockholders' equity, are full recourse to the Company and are collateralized by the shares of common stock issued upon exercise, as well as Series D Convertible Preferred Stock of the Company for one of the employees.

7.  STOCK OPTIONS AND STOCK ISSUANCE PLANS:

    The Company's 1998 and 1999 Stock Option and Stock Issuance Plans (the "Plans") provide for the issuance of stock and stock options at prices not less than 85% (110% if the award is issued to a 10% stockholder) of the fair market value at the date of issue. An aggregate of 19,500,000 shares were reserved under the Plans, of which 2,379,000 shares were available for future grant at June 30, 1999 and 3,497,000 options were outstanding at June 30, 1999.

    The Plans provide for the grant of nonstatutory and incentive stock options to employees, officers, directors and consultants of the Company. Options granted generally vest 25% after one year of service, and ratably over 36 months thereafter and are immediately exercisable for unvested shares of common stock, with the unvested portion of the shares remaining subject to repurchase by the Company at the exercise price until the vesting period is complete. The Company had 10,907,000 unvested shares of common stock issued and outstanding under the Plans at June 30, 1999 (Note 8), which were subject to repurchase by the Company at the exercise price.

    The Stock Issuance Equity Program provides for the issuance of common stock directly to participants and may vest immediately or in one or more installments over the service period but at not less than 20% per year. Unvested shares of common stock remain subject to repurchase by the

                                 NETZERO, INC.

7.  STOCK OPTIONS AND STOCK ISSUANCE PLANS: (CONTINUED)
Company at the original issuance price. There were 23,000 shares issued under the Stock Issuance program as of June 30, 1999.

    The following table summarizes activity under the Stock Option Plans for the period from July 21, 1997 (Inception) through June 30, 1998 and for the year ended June 30, 1999:

                                                                                                         WEIGHTED
                                                                                                          AVERAGE
                                                                              NUMBER         PRICE       EXERCISE
                                                                            OF SHARES      PER SHARE       PRICE
                                                                          --------------  ------------  -----------
OPTIONS OUTSTANDING AT JULY 21, 1997 (INCEPTION)........................              --  $         --   $      --
  Granted...............................................................       4,285,000           .03         .03
                                                                          --------------
OPTIONS OUTSTANDING AT JUNE 30, 1998....................................       4,285,000           .03         .03
  Granted...............................................................      13,865,000      .03-3.33         .26
  Exercised.............................................................     (13,601,000)      .03-.87         .10
  Canceled..............................................................      (1,052,000)      .03-.10         .04
                                                                          --------------
OPTIONS OUTSTANDING AT JUNE 30, 1999....................................       3,497,000  $   .03-3.33   $     .69
                                                                          --------------
                                                                          --------------

    Options granted during the year ended June 30, 1999 resulted in a total deferred compensation amount of $8,619,000 which was included in deferred stock compensation in stockholders' equity. Deferred compensation expense is computed over the service period by using the aggregate percentage of compensation accrued by the end of each year of service (the vesting period). During the year ended June 30, 1999, such compensation expense included in stock-based compensation in the statement of operations amounted to $996,000. Annual amortization of deferred stock compensation for options granted as of June 30, 1999 is approximately $3.9 million, $2.1 million, $1.2 million and $500,000 for the years ending June 30, 2000, 2001, 2002 and 2003, respectively.

    Additional information with respect to the outstanding options as of March 31, 1999 is as follows:

                  OPTIONS OUTSTANDING                                         OPTIONS EXERCISED
          ------------------------------------                                    SUBJECT TO
                         AVERAGE                   OPTIONS EXERCISABLE            REPURCHASE
                        REMAINING                 ---------------------    ------------------------
                       CONTRACTUAL    AVERAGE                  AVERAGE                    AVERAGE
          NUMBER OF     LIFE (IN      EXERCISE    NUMBER OF    EXERCISE    NUMBER OF    REPURCHASE
PRICES     SHARES        YEARS)        PRICE       SHARES       PRICE       SHARES         PRICE
------    ---------    -----------    --------    ---------    --------    ---------    -----------
$.03       758,000            9.08    $    .03     758,000     $    .03    2,270,000    $       .03
 .10       674,000            9.70         .10     674,000          .10    7,377,000            .10
 .33            --              --         .33          --          .33    1,200,000            .33
 .87      1,860,000           9.87         .87    1,860,000         .87       60,000            .87
3.33       205,000            9.95        3.33     205,000         3.33           --           3.33
          ---------                               ---------                ---------
          3,497,000                               3,497,000                10,907,000
          ---------                               ---------                ---------
          ---------                               ---------                ---------

                                 NETZERO, INC.

7.  STOCK OPTIONS AND STOCK ISSUANCE PLANS: (CONTINUED)
    The Company calculated the minimum fair value of each option grant on the date of the grant using the minimum value option pricing model as prescribed by SFAS No. 123 using the following assumptions:

                                                                                         JULY 21, 1997
                                                                                          (INCEPTION)
                                                                                            THROUGH            YEAR ENDED
                                                                                         JUNE 30, 1998        JUNE 30, 1999
                                                                                       -----------------  ---------------------
Risk-free interest rates.............................................................              6%                   5%
Expected lives (in years)............................................................              4                    4
Dividend yield.......................................................................              0%                   0%
Expected volatility..................................................................              0%                   0%

                                                                                   AS REPORTED       PRO FORMA
                                                                                 ---------------  ---------------
Year Ended June 30, 1999:
Net loss.......................................................................  $   (15,300,000) $   (15,331,000)
Basic and diluted net loss per share...........................................            (1.42)           (1.42)

Period from July 21, 1997 (Inception) through June 30, 1998:
Net loss.......................................................................  $       (25,000) $       (25,000)
Basic and diluted net loss per share...........................................               --               --

    The weighted average grant-date fair value of options granted was $0 and $.07 per share for the period from July 21, 1997 (inception) through June 30, 1998 and for the year ended June 30, 1999, respectively.

    In September 1998, the Company issued options to a non employee investor to purchase 704,000 and 422,000 shares of Series A and Series B redeemable convertible preferred stock, respectively, at exercise prices equal to the respective Series A and Series B issuance prices. The Company incurred a charge of $67,000 relating to these options which is included in stock-based charges in the accompanying statement of operations. The options were exercised and the preferred shares issued in March 1999.

    In December 1998, the Company issued, to a non-employee director, 225,000 options to purchase Series C convertible preferred stock at $.4297 per share. These options, which have a 48-month vesting period from the date of grant, were exercised in March 1999. The unvested portion remains subject to repurchase by the Company at the original issue price.

                                 NETZERO, INC.

8.  CAPITALIZATION:

PREFERRED STOCK

    Convertible and redeemable convertible preferred stock ("preferred stock") at June 30, 1999 consist of the following:

                                                                 SHARES
                                                      ----------------------------   LIQUIDATION     REDEMPTION
                                                       AUTHORIZED     OUTSTANDING       AMOUNT         AMOUNT
                                                      -------------  -------------  --------------  -------------
Series A redeemable convertible.....................     11,956,000     11,956,000  $    1,063,000  $   1,063,000
Series B redeemable convertible.....................      7,275,000      7,274,000       1,077,000      1,077,000
Series C convertible................................     27,681,000     27,100,000      11,646,000             --
Series D convertible................................     19,500,000     18,082,000      33,271,000             --
Undesignated........................................      8,588,000             --              --             --
                                                      -------------  -------------  --------------  -------------
                                                         75,000,000     64,412,000  $   47,057,000  $   2,140,000
                                                      -------------  -------------  --------------  -------------
                                                      -------------  -------------  --------------  -------------

    VOTING. Each share of preferred stock has a number of votes equal to the number of shares of common stock then issuable upon its conversion. The preferred stock generally votes together with the common stock and not as a separate class.

    DIVIDENDS. The holders of each series of preferred stock are entitled to receive noncumulative dividends when, as and if declared by the Board of Directors at a rate of 8% of the respective issuance price per share per annum. No dividends have been declared or paid from inception.

    LIQUIDATION. In the event of any liquidation or winding up of the Company, the holders of each series of preferred stock will be entitled to receive, in preference to the holders of common stock, any distribution of assets of the Company equal to the sum of the respective issuance price of such shares plus any accrued and unpaid dividends.

    After the full liquidation preference on all outstanding shares of preferred stock has been paid, any remaining funds and assets of the Company will be distributed pro rata among the holders of the Series A, Series B and Series C preferred stock and common stock, assuming conversion of each such series of the preferred shares until the holders of the Series A, Series B and Series C shares have received an aggregate of five times the then-existing conversion price which would result in maximum per share distribution amounts of $0.44, $0.74 and $2.15, respectively. The conversion price is considered the original issuance price adjusted for certain dilutive issuances, stock splits and combinations, if any.

    REDEMPTION. If a liquidation or initial public offering has not occurred by September 9, 2003, the holders of Series A and B redeemable convertible preferred stock are entitled to a redemption out of the assets of the Company equal to the issue price per share and any declared but unpaid dividends at the date of redemption.

    CONVERSION. Each share of preferred stock is convertible at the holder's option at any time into common stock, according to a ratio which is one-for-one, subject to adjustment for dilution. Each share of preferred stock automatically converts into common stock at the then applicable conversion rate upon (i) the closing of an underwritten public offering pursuant to which the post-closing enterprise value is at least $50,000,000 and the Company receives proceeds of not less

                                 NETZERO, INC.

8.  CAPITALIZATION: (CONTINUED)
than $10,000,000, or (ii) the consent of the holders of a majority of the then outstanding shares of preferred stock. As of June 30, 1999, the Company was required to keep available, out of its authorized but unissued shares of common stock, 64,412,000 shares for conversion of preferred stock.

COMMON STOCK

    As a condition to the issuance of Series A redeemable convertible preferred stock in September 1998, the employee founding stockholders of all of the then 15 million outstanding common shares entered into stock restriction agreements with the Company pursuant to which 7.5 million of the outstanding common shares were restricted and were made subject to monthly vesting over a four-year period based on the founders' continued employment with the Company. Under the terms of the restricted stock agreements, the Company has the right to repurchase the unvested shares at the original issue price in the event a founder ceases to be an employee or service provider to the Company. The repurchase right shall automatically lapse with respect to the unvested shares in the event the founder is constructively or involuntarily terminated without cause following a corporate transaction, defined as a (i) merger or consolidation with more than a 50% change of control or (ii) sale, transfer or disposition of substantially all the Company's assets in a dissolution. The Company recorded deferred stock compensation amounting to $333,000 for the shares covered under the restricted stock agreements. The deferred amount will be recognized as compensation expense over the vesting period. During the year ended June 30, 1999, such compensation expense included in stock-based compensation in the statement of operations amounted to $173,000.

    At June 30, 1999, 17,001,000 shares of common stock were subject to repurchase, of which 6,094,000 shares related to unvested shares under the restricted stock agreements and 10,907,000 shares related to unvested stock options exercised.

WARRANTS

    Under the terms of a loan outstanding during the third quarter of 1999, the Company issued fully vested and exercisable warrants to purchase 23,000 shares of its Series C convertible preferred stock at an exercise price of $.4297 per share. The Company determined the fair value of the warrants to be immaterial at the date of issuance.

                                 NETZERO, INC.

9.  NET LOSS PER SHARE:

    The following table sets forth the computation of basic, diluted and pro forma net loss per share for the periods indicated:

                                                                                   JULY 21, 1997
                                                                                    (INCEPTION)
                                                                                      THROUGH        YEAR ENDED
                                                                                   JUNE 30, 1998    JUNE 30, 1999
                                                                                   --------------  ---------------
HISTORICAL PRESENTATION
Numerator:
  Net loss.......................................................................   $    (25,000)  $   (15,300,000)
                                                                                   --------------  ---------------
Denominator:
  Weighted average common shares.................................................     15,000,000        19,401,000
  Adjustment for common shares subject to repurchase.............................             --        (8,609,000)
                                                                                   --------------  ---------------
  Adjusted weighted average common shares........................................     15,000,000        10,792,000
                                                                                   --------------  ---------------
                                                                                   --------------  ---------------
Basic and diluted net loss per share.............................................   $         --   $         (1.42)
                                                                                   --------------  ---------------

PRO FORMA PRESENTATION
Denominator:
  Shares used above............................................................  10,792,000

  Weighted average effect of convertible securities:
    Series A redeemable convertible preferred stock............................   7,825,000
    Series B redeemable convertible preferred stock............................   3,515,000
    Series C convertible preferred stock.......................................  10,818,000
    Series D convertible preferred stock.......................................   1,850,000
                                                                                 ----------
Denominator for pro forma calculation (unaudited)..............................  34,800,000
                                                                                 ----------
                                                                                 ----------
Unaudited pro forma basic and diluted net loss per share.......................  $     (.44)
                                                                                 ----------
                                                                                 ----------

    The diluted per share computations exclude convertible preferred stock, unvested common stock and options which were antidilutive. The number of shares excluded from the diluted net loss per share computation were 4,285,000 and 84,910,000 for the period from July 21, 1997 (Inception) through June 30, 1998 and for the year ended June 30, 1999, respectively. The number of such shares excluded from the pro forma diluted net loss per share computation was 20,498,000 for the year ended June 30, 1999.

10.  EMPLOYEE BENEFIT PLAN:

    The Company has a 401(k) Profit Sharing Plan (the "Plan") available to all employees who meet the Plan's eligibility requirements. Under the Plan, participating employees may defer a percentage (not to exceed 15%) of their eligible pretax earnings up to the Internal Revenue Service's annual contribution limit. Company matching and profit sharing contributions are discretionary. To date, the Company has not made any contributions to the Plan as of June 30, 1999.

                                 NETZERO, INC.

11.  INCOME TAXES:

    As a result of net operating losses, the Company has not recorded a provision for income taxes. The components of the deferred tax assets and related valuation allowance at June 30, 1998 is as follows:

                                                                JUNE 30, 1998   JUNE 30, 1999
                                                                --------------  --------------
Deferred tax assets:
  Net operating loss carryforwards............................    $   10,000     $  5,868,000
  Other.......................................................            --          125,000
                                                                --------------  --------------
  Total deferred tax assets...................................        10,000        5,993,000

  Less: valuation allowance...................................       (10,000)      (5,993,000)
                                                                --------------  --------------
Net deferred taxes............................................    $       --     $         --
                                                                --------------  --------------
                                                                --------------  --------------

    Due to the uncertainty surrounding the realization of the benefits in future tax returns, the Company has placed a valuation allowance against its deferred tax assets.

    At June 30, 1999, the Company had net operating losses for federal and state income tax purposes of approximately $13,697,000 and $13,696,000, respectively, which begin to expire in 2019 and 2006, respectively. The net operating losses can be carried forward to offset future taxable income. Utilization of the above carryforwards may be subject to utilization limitations, which may inhibit the Company's ability to use carryforwards in the future.

12.  COMMITMENTS AND CONTINGENCIES:

CAPITAL LEASES

    During the year ended June 30, 1999, the Company entered into certain noncancelable lease obligations for computer equipment. The future minimum lease payments are discounted using interest rates of 13-29% over the two- to five-year lease terms.

    Future minimum lease payments under noncancelable capital leases for the following fiscal years at June 30, 1999 are:

2000...........................................................  $ 1,678,000
2001...........................................................    1,628,000
2002...........................................................      895,000
2003...........................................................      100,000
2004...........................................................       20,000
                                                                 -----------
Total minimum obligations......................................    4,321,000
Less amounts representing interest.............................     (823,000)
                                                                 -----------
Present value of minimum obligations...........................    3,498,000
Less current portion...........................................   (1,181,000)
                                                                 -----------
Total..........................................................  $ 2,317,000
                                                                 -----------
                                                                 -----------

                                 NETZERO, INC.

12.  COMMITMENTS AND CONTINGENCIES: (CONTINUED)
OPERATING LEASE

    The Company leases its facilities under a noncancelable operating lease expiring in 2009. The lease contains a provision that payments may be adjusted for increases in the lessor's direct costs as well as a five-year renewal option. The Company must maintain a letter of credit with a financial institution as a security deposit in accordance with the facility lease agreement. The letter of credit, which remains in effect until March 2000, is collateralized by a certificate of deposit account which is classified as restricted cash at June 30, 1999.

    Future minimum lease payments under the facility lease for the following fiscal years at June 30, 1999 are:

2000..........................................................................  $    1,444,000
2001..........................................................................       1,539,000
2002..........................................................................       1,402,000
2003..........................................................................       1,247,000
2004..........................................................................       1,349,000
Thereafter....................................................................       6,754,000
                                                                                --------------
Total.........................................................................  $   13,735,000
                                                                                --------------
                                                                                --------------

    Total rental expense for operating leases was $0 and $153,000 for the period from July 21, 1997 (Inception) through June 30, 1998 and for the year ended June 30, 1999, respectively.

13.  SUBSEQUENT EVENTS:

INITIAL PUBLIC OFFERING AND UNAUDITED PRO FORMA STOCKHOLDERS' EQUITY:

    In July 1999, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission ("SEC") that would permit the Company to sell shares of the Company's common stock in connection with a proposed initial public offering ("IPO"). If the IPO is consummated under the terms presently anticipated, upon the closing of the proposed IPO, all of the then outstanding shares of the Company's convertible preferred stock and redeemable convertible preferred stock will automatically convert into shares of common stock on a one-for-one basis, subject to antidilution provisions.


    In July 1999, the Board of Directors approved the reincorporation of the Company in the State of Delaware, the change in the par value of the Company's common stock and the increase in the number of authorized shares which will be effected prior to the closing of the IPO. The reincorporation was effected on September 22, 1999.


    The conversion of the Series A and B redeemable convertible preferred stock and the Series C and D convertible preferred stock, and the planned reincorporation of the Company in Delaware have been reflected in the accompanying unaudited pro forma balance sheet and statement of stockholders' equity as if these events had occurred on June 30, 1999.

                                  UNDERWRITING

    NetZero, Inc. and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Donaldson, Lufkin & Jenrette Securities Corporation, Hambrecht & Quist LLC and Wit Capital Corporation are the representatives of the underwriters.

                      Underwriters                         Number of Shares
--------------------------------------------------------  -------------------
Goldman, Sachs & Co.....................................
Donaldson, Lufkin & Jenrette Securities Corporation.....
Hambrecht & Quist LLC...................................
Wit Capital Corporation.................................

                                                                --------
      Total.............................................
                                                                --------
                                                                --------

    If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,500,000 shares from NetZero to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by NetZero. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 1,500,000 additional shares.

                                                       Paid by NetZero
                                                 ---------------------------
                                                 No Exercise   Full Exercise
                                                 ------------  -------------
Per Share......................................   $              $
Total..........................................   $              $

    Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount
of up to $      per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to
certain other brokers or dealers at a discount of up to $      per share from
the initial public offering price. If all the shares are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.

    NetZero has agreed with the underwriters not to dispose of or hedge any of its common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this Prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

    At the request of NetZero, the underwriters have reserved for sale, at the
initial public offering price, up to       % of the common stock offered hereby
for sale to certain directors, employees and associates of NetZero. There can be no assurance that any of the reserved shares will be purchased. The number of shares available for sale to the general public in this offering will be reduced by the number of reserved shares sold. Any reserved shares not so purchased will be offered to the general public on the same basis as the other shares offered hereby.

    Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among NetZero and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be NetZero's historical performance, estimates of the business potential and earnings prospects of NetZero, an assessment of NetZero's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

    Application has been made for quotation of the Common Stock on The Nasdaq National Market under the symbol "NZRO".

    A prospectus in electronic format is being made available on an Internet Web site maintained by Wit Capital Corporation. In addition, pursuant to an e-Dealer Agreement, all dealers purchasing shares from Wit Capital in the offering similarly have agreed to make a prospectus in electronic format available on Web sites maintained by each of the e-Dealers.

    Wit Capital, a member of the National Association of Securities Dealers, Inc., will participate in the offering as one of the underwriters. The National Association of Securities Dealers, Inc. approved the membership of Wit Capital on September 4, 1997. Since that time, Wit Capital has acted as an underwriter, e-manager or selected dealer in over 100 public offerings.

    In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offerings are in progress.

    The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

    These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on The Nasdaq National Market, in the over-the-counter market or otherwise.

    The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

    NetZero estimates that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1.2 million. NetZero will pay all such expenses.

    NetZero has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

THE INSIDE BACK COVER INCLUDES:


    CENTERED IN THE PAGE IS A VIEW OF THE NETZERO HOME PAGE. AT THE TOP LEFT HAND CORNER OF THE GRAPHIC IS THE TEXT: Consumers click this button to download NetZero software


    ACROSS THE BOTTOM OF THE PAGE IS THE TEXT: www.netzero.net

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               ------------------

                               TABLE OF CONTENTS


                                          Page
                                          -----
Prospectus Summary...................           3
Risk Factors.........................           5
Information Regarding Forward-Looking
  Statements.........................          20
Use of Proceeds......................          21
Dividend Policy......................          21
Capitalization.......................          22
Dilution.............................          23
Selected Financial Data..............          24
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................          25
Business.............................          36
Management...........................          51
Principal Stockholders...............          64
Certain Transactions.................          66
Description of Capital Stock.........          69
Shares Eligible For Future Sale......          73
Legal Matters........................          74
Experts..............................          74
Additional Information...............          75
Index to Financial Statements........         F-1
Underwriting.........................         U-1


                               ------------------

    Through and including             , 1999 (the 25th day after the date of
this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               10,000,000 Shares
                                 NETZERO, INC.
                                  Common Stock

                                 -------------

                                     [LOGO]

                                 -------------

                              GOLDMAN, SACHS & CO.
                          DONALDSON, LUFKIN & JENRETTE
                               HAMBRECHT & QUIST
                            WIT CAPITAL CORPORATION

                      Representatives of the Underwriters

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the Securities and Exchange Commission, NASD and Nasdaq National Market fees. All of the expenses below will be paid by NetZero.


ITEM
---------------------------------------------------------------
Registration fee...............................................  $   51,152
NASD filing fee................................................      12,000
Nasdaq National Market listing fee.............................      95,000
Blue sky fees and expenses.....................................      10,000
Printing and engraving expenses................................     250,000
Legal fees and expenses........................................     400,000
Accounting fees and expenses...................................     350,000
Transfer Agent and Registrar fees..............................       2,500
Miscellaneous..................................................      80,000
                                                                 ----------
      Total....................................................  $1,250,652
                                                                 ----------
                                                                 ----------


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Company's Certificate of Incorporation (the "Certificate") provides that, except to the extent prohibited by the Delaware General Corporation Law (the "DGCL"), the Company's directors shall not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Company. Under the DGCL, the directors have a fiduciary duty to the Company which is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the Company, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws. The Company has obtained or will obtain liability insurance for its officers and directors.

    Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that the Company shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

    The Company, with the approval of the Board of Directors, intends to obtain directors' and officers' liability insurance prior to the effectiveness of this offering. In addition, the Company intends to enter into indemnification agreements with each of its directors, a form of which is filed as Exhibit 10.27 hereto.

    There is no pending litigation or proceeding involving any director, officer, employee or agent of the Company in which indemnification will be required or permitted. Moreover, the Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification. The Company believes that the foregoing indemnification provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

    The Underwriting Agreement (the form of which is filed as Exhibit 1.1 hereto) provides for indemnification by the underwriters of NetZero and its officers and directors, and by NetZero of the underwriters, for certain liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

    The following is a summary of transactions by the Company since the Company's inception in July 1997 involving sales of the Company's securities that were not registered under the Securities Act. All of the numbers reflect a post-split basis.

    (a) In July 1997, we issued an aggregate of 15,000,000 shares of common stock for an aggregate purchase price of $2,000 to the founders of the Company.

    (b) In September 1998, we issued an aggregate of 3,516,507 shares of Series A preferred stock for an aggregate purchase price of $312,500 to two investors in connection with our initial Series A closing.

    (c) In October 1998, we issued an aggregate of 3,516,507 shares of Series A preferred stock for an aggregate purchase price of $312,500 to two investors in connection with our second Series A closing.

    (d) In November 1998, we issued an aggregate of 3,516,507 shares of Series A preferred stock for an aggregate purchase price of $312,500 to two investors in connection with our third Series A closing.

    (e) In December 1998, we issued an aggregate of 4,219,173 shares of Series B preferred stock for an aggregate purchase price of $625,000 to two investors in connection with our initial Series B closing and our second Series B closing.

    (f) In January 1999, we issued an aggregate of 2,109,586 shares of Series B preferred stock for an aggregate purchase price of $312,500 to two investors in connection with our third Series B closing.

    (g) In January 1999, we issued 101,260 shares of Series B Preferred for a purchase price of $15,000 to David C. Bohnett.

    (h) In January 1999, in connection with a $100,000 bridge loan, we issued warrants to two investors to purchase up to 23,271 shares of Series C preferred stock at $0.4297 per share. The investors exercised these warrants in full in February 1999.

    (i) In February 1999, we issued an aggregate of 26,851,533 shares of Series C preferred stock to several investors for an aggregate purchase price of $11,539,001.

    (j) In March 1999, we issued 703,300 shares of Series A preferred stock for a purchase price of $62,500 to one investor in connection with the exercise of an option issued in connection with our initial Series A closing in September 1998.

    (k) In March 1999, we issued 421,917 shares of Series B preferred stock for a purchase price of $62,500 to one investor in connection with the exercise of an option granted in connection with our initial Series B closing.

    (l) In March 1999, we issued 225,000 shares of Series C preferred stock for an aggregate purchase price of $96,690 to David C. Bohnett in connection with the exercise of an option granted to him after joining our Board of Directors.

    (m) In May 1999, we issued an aggregate of 18,082,283 shares of Series D preferred stock to several investors for an aggregate purchase price of $33,271,405.

    (n) In June 1999, we issued an aggregate of 703,300 shares of Series A preferred stock for an aggregate consideration of $62,500 in cash to one investor in connection with our fourth Series A closing.

    (o) In June 1999, we issued an aggregate of 421,917 shares of Series B preferred stock for an aggregate consideration of $62,500 in cash to one investor in connection with our fourth Series B closing.

    From June 16, 1998 to June 30, 1999, we granted options to purchase an aggregate of 17,098,182 shares of common stock to our directors, executive officers, employees and consultants at a weighted exercise price of $0.219. As of June 30, 1999, options to purchase 5,640,699 shares at an exercise price of $0.033 per share, options to purchase 8,132,208 shares at an exercise price of $0.10 per share, options to purchase 1,200,000 shares at an exercise price of $0.333, options to purchase 1,919,925 shares at an exercise price of $0.867, and options to purchase 205,350 shares at an exercise price of $3.333 had been issued. We also issued 23,269 shares to a consultant at a price of $0.10 per share.

    None of the foregoing transactions involved any public offering, and the Company believes that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the Company.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits

    The following Exhibits are attached hereto and incorporated herein by reference:


 EXHIBIT
 NUMBER                                       DESCRIPTION
---------  ---------------------------------------------------------------------------------

   1.1**   Form of Underwriting Agreement.

   3.1**   Certificate of Incorporation of the Registrant.

   3.2**   Bylaws of the Registrant.

   4.1**   See Exhibit 3.1 and 3.2 for provisions of the Registrant's Certificate of
             Incorporation and Bylaws defining the rights of holders of the Registrant's common stock. See Exhibit 10.24 for the rights of certain holders of registration rights.

   4.2**   Specimen common stock certificate.

   5.1**   Opinion of Brobeck, Phleger and Harrison LLP.

  10.1+    Adserver License Agreement dated as of August 28, 1998, between the Registrant and NetGravity, as amended.

  10.2**   Technology Assignment Agreement dated as of September 11, 1998, by and between the Registrant and Impact Software, Inc.

  10.3**   Form of Stock Restriction Agreement between the Registrant and the founders.

  10.4**   Preferred Stock Purchase Agreement dated as of September 11, 1998, among the
             Registrant and certain investors thereto.

  10.5+    Quotation for Dialinx Services dated December 9, 1998, between the Registrant and
             GTE Internetworking Incorporated, as amended.

  10.6**   Master Agreement dated as of October 13, 1998, by and between the Registrant and
             GTE Internetworking Incorporated.

  10.7**   Series C Stock Option granted on December 4, 1998, for David Bohnett; exercised
             March 8, 1999.

  10.8**   Series B Stock Purchase Agreement dated as of January 1, 1999, between the
             Registrant and David C. Bohnett.

  10.9**   Convertible Subordinated Note and Warrant Purchase Agreement dated as of January
             15, 1999.

  10.10**  Series C Preferred Stock Purchase Agreement dated as of January 27, 1999, between the Registrant and certain investors thereto.

  10.11**  Standard Office Lease dated as of March 6, 1999, as amended on March 7, 1999, by and between the Registrant and Westlake Gardens.

  10.12**  Addendum to Stock Option Agreements.

  10.13**  Employment Agreement dated as of March 20, 1999, by and between the Registrant and Frederic A. Randall, Jr.

 EXHIBIT
 NUMBER                                       DESCRIPTION
---------  ---------------------------------------------------------------------------------
  10.14**  Employment Agreement dated as of March 20, 1999, between the Registrant and Mark
             R. Goldston.

  10.15**  Stock Pledge Agreement dated as of March 20, 1999, between the Registrant and
             Mark R. Goldston, as amended.

  10.16**  Note Secured by Stock Pledge Agreement dated March 20, 1999, made by Mark R.
             Goldston in favor of the Registrant, as amended.

  10.17+   Software License and Service Agreement dated as of April 14, 1999, between the
             Registrant and Oracle Corporation.

  10.18**  Employment Agreement dated as of April 17, 1999, by and between the Registrant and Charles S. Hilliard.

  10.19**  Stock Pledge Agreement dated April 17, 1999, between the Registrant and Charles
             S. Hilliard.

  10.20**  Note Secured by Stock Pledge Agreement dated April 17, 1999, made by Charles S.
             Hilliard in favor of the Registrant.

  10.21+   Start Page Agreement dated as of April 20, 1999, between the Registrant and
             LookSmart, Ltd, as amended.

  10.22    Distributor, License and Affiliate Agreement dated as of April 30, 1999, between the Registrant and Compaq Computer Corporation, as amended.

  10.23**  Series D Preferred Stock Purchase Agreement dated as of May 10, 1999, by and among the Registrant and the investors listed on Schedule A thereto.

  10.24**  Amended and Restated Investors' Rights Agreement dated as of May 10, 1999, by and among the Registrant and the investors, officers and founders listed on schedules thereto.

  10.25**  1998 Stock Option/Stock Issuance Plan.

  10.26**  1999 Stock Option/Stock Issuance Plan.

  10.27**  Form of Indemnification Agreement between the Registrant and its directors.

  10.28**  1999 Stock Incentive Plan.

  10.29**  Employee Stock Purchase Plan.

  10.30**  Form of Indemnification Agreement between the Registrant and its executive officers.

  23.1**   Consent of Brobeck, Phleger & Harrison LLP (Included in Exhibit 5.1 hereto).

  23.2     Consent of PricewaterhouseCoopers LLP, independent accountants.

  27.1**   Financial Data Schedule.


------------------------


**  Previously filed by the Registrant with the Commission.


 + Confidential treatment is requested for certain confidential portions of this exhibit pursuant to Rule 406 under the Securities Act. In accordance with Rule 406, these confidential portions will be omitted from this exhibit and filed separately with the Commission.

    (b) Financial Statement Schedules

    All such Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

    The undersigned Company hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Company hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, we have duly caused this Amendment No. 5 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westlake Village, State of California, on the 23rd day of September, 1999.


                                NETZERO, INC.

                                By:             /s/ MARK R. GOLDSTON
                                     -----------------------------------------
                                                  Mark R. Goldston
                                        CHAIRMAN AND CHIEF EXECUTIVE OFFICER


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 5 to Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:



          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------
                                Chairman, Chief Executive
     /s/ MARK R. GOLDSTON         Officer and Director
------------------------------    (Principal Executive       September 23, 1999
       Mark R. Goldston           Officer)

                                Senior Vice President,
   /s/ CHARLES S. HILLIARD        Finance and Chief
------------------------------    Financial Officer          September 23, 1999
     Charles S. Hilliard          (principal financial and
                                  accounting officer)

       RONALD T. BURR*          President and Director
------------------------------                               September 23, 1999
        Ronald T. Burr

      WILLIAM T. GROSS*         Director
------------------------------                               September 23, 1999
       William T. Gross

     JAMES T. ARMSTRONG*        Director
------------------------------                               September 23, 1999
      James T. Armstrong

      DAVID C. BOHNETT*         Director
------------------------------                               September 23, 1999
       David C. Bohnett

     JENNIFER S. FONSTAD*       Director
------------------------------                               September 23, 1999
     Jennifer S. Fonstad

       PAUL G. KOONTZ*          Director
------------------------------                               September 23, 1999
        Paul G. Koontz



*   Power of Attorney

By:        /s/ CHARLES S.
              HILLIARD
      -------------------------
         Charles S. Hilliard
          ATTORNEY IN FACT

                                 EXHIBIT INDEX


   1.1**   Form of Underwriting Agreement.

   3.1**   Certificate of Incorporation of the Registrant.

   3.2**   Bylaws of the Registrant.

   4.1**   See Exhibit 3.1 and 3.2 for provisions of the Registrant's Certificate of
             Incorporation and Bylaws defining the rights of holders of the Registrant's common stock. See Exhibit 10.24 for the rights of certain holders of registration rights.

   4.2**   Specimen common stock certificate.

   5.1**   Opinion of Brobeck, Phleger and Harrison LLP.

  10.1+    Adserver License Agreement dated as of August 28, 1998, between the Registrant and NetGravity, as amended.

  10.2**   Technology Assignment Agreement dated as of September 11, 1998, by and between the Registrant and Impact Software, Inc.

  10.3**   Form of Stock Restriction Agreement between the Registrant and the founders.

  10.4**   Preferred Stock Purchase Agreement dated as of September 11, 1998, among the
             Registrant and certain investors thereto.

  10.5+    Quotation for Dialinx Services dated December 9, 1998, between the Registrant and
             GTE Internetworking Incorporated, as amended.

  10.6**   Master Agreement dated as of October 13, 1998, by and between the Registrant and
             GTE Internetworking Incorporated.

  10.7**   Series C Stock Option granted on December 4, 1998, for David Bohnett; exercised
             March 8, 1999.

  10.8**   Series B Stock Purchase Agreement dated as of January 1, 1999, between the
             Registrant and David C. Bohnett.

  10.9**   Convertible Subordinated Note and Warrant Purchase Agreement dated as of January
             15, 1999.

  10.10**  Series C Preferred Stock Purchase Agreement dated as of January 27, 1999, between the Registrant and certain investors thereto.

  10.11**  Standard Office Lease dated as of March 6, 1999, as amended on March 7, 1999, by and between the Registrant and Westlake Gardens.

  10.12**  Addendum to Stock Option Agreements.

  10.13**  Employment Agreement dated as of March 20, 1999, by and between the Registrant and Frederic A. Randall, Jr.

  10.14**  Employment Agreement dated as of March 20, 1999, between the Registrant and Mark
             R. Goldston.

  10.15**  Stock Pledge Agreement dated as of March 20, 1999, between the Registrant and
             Mark R. Goldston, as amended.

  10.16**  Note Secured by Stock Pledge Agreement dated March 20, 1999, made by Mark R.
             Goldston in favor of the Registrant, as amended.

  10.17+   Software License and Service Agreement dated as of April 14, 1999, between the
             Registrant and Oracle Corporation.

  10.18**  Employment Agreement dated as of April 17, 1999, by and between the Registrant and Charles S. Hilliard.

  10.19**  Stock Pledge Agreement dated April 17, 1999, between the Registrant and Charles
             S. Hilliard.

  10.20**  Note Secured by Stock Pledge Agreement dated April 17, 1999, made by Charles S.
             Hilliard in favor of the Registrant.

  10.21+   Start Page Agreement dated as of April 20, 1999, between the Registrant and
             LookSmart, Ltd, as amended.

  10.22    Distributor, License and Affiliate Agreement dated as of April 30, 1999, between the Registrant and Compaq Computer Corporation, as amended.

  10.23**  Series D Preferred Stock Purchase Agreement dated as of May 10, 1999, by and among the Registrant and the investors listed on Schedule A thereto.

  10.24**  Amended and Restated Investors' Rights Agreement dated as of May 10, 1999, by and among the Registrant and the investors, officers and founders listed on schedules thereto.

  10.25**  1998 Stock Option/Stock Issuance Plan.

  10.26**  1999 Stock Option/Stock Issuance Plan.

  10.27**  Form of Indemnification Agreement between the Registrant and its directors.

  10.28**  1999 Stock Incentive Plan.

  10.29**  Employee Stock Purchase Plan.

  10.30**  Form of Indemnification Agreement between the Registrant and its executive officers.

  23.1**   Consent of Brobeck, Phleger & Harrison LLP (Included in Exhibit 5.1 hereto).

  23.2     Consent of PricewaterhouseCoopers LLP, independent accountants.

  27.1**   Financial Data Schedule.


------------------------


**  Previously filed by the Registrant with the Commission.


 + Confidential treatment is requested for certain confidential portions of this exhibit pursuant to Rule 406 under the Securities Act. In accordance with Rule 406, these confidential portions will be omitted from this exhibit and filed separately with the Commission.